Filed pursuant to Rule 424(b)(3)
Registration No. 333-168294

LANDRY’S RESTAURANTS, INC.

Offer to Exchange 11 5/8% Senior Secured Notes due 2015, Series B

that have been registered under the Securities Act of 1933

for

Any and All Outstanding 11 5/8% Senior Secured Notes due 2015, Series A

($47,000,000 in principal amount outstanding)

The Exchange Offer

Expiration Date. The exchange offer expires at 5:00 p.m., New York City time, on September 28, 2010, unless extended.

Notes Exchanged. All existing notes tendered in accordance with the procedures in this prospectus and not withdrawn will be exchanged for an equal principal amount of exchange notes.

Conditions. The exchange offer is not conditioned upon a minimum aggregate principal amount of existing notes being tendered. The exchange offer is not subject to any condition other than that it not violate applicable laws or any applicable interpretation of the staff of the Securities and Exchange Commission and that no judicial or administrative proceedings that would limit us from preceding with the exchange offer shall have been instituted or threatened.

Broker-dealers. Each broker-dealer that receives exchange notes for its own account pursuant to this exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. The letter of transmittal accompanying this prospectus states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act of 1933. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer during the 180 day period following the closing of the exchange offer in connection with resales of exchange notes received in exchange for existing notes where such existing notes were acquired by such broker-dealer as a result of market-making or other trading activities. We have agreed that, during the 180 day period following the closing of the exchange offer, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.”

Description of the Exchange Notes

Terms. The terms of the exchange notes to be issued in the exchange offer are substantially identical to the existing notes, except that we have registered the exchange notes under the Securities Act of 1933. In addition, the exchange notes will not contain restrictions on transfer or provisions regarding an increase in the stated interest rate related to the timing of the exchange offer and, in most circumstances, will not entitle their holders to registration rights. We do not intend to apply for listing of the exchange notes on any securities exchange or to arrange for them to be quoted on any quotation system and, therefore, no active public market is anticipated.

Maturity. The exchange notes will mature on December 1, 2015.

Interest. Interest on the exchange notes will accrue from November 30, 2009, at the rate of 11 5/8% per year. We will pay interest on the exchange notes twice a year, on December 1st and June 1st, beginning June 1, 2010.

Guarantees. The exchange notes will be fully, unconditionally and irrevocably guaranteed jointly and severally on a senior secured basis by each of our existing and future domestic restricted subsidiaries. Our unrestricted and foreign subsidiaries, including the subsidiaries that own and operate our gaming division comprising the Golden Nugget Hotels and Casinos in downtown Las Vegas and Laughlin, Nevada, will not guarantee the exchange notes.

Ranking. The exchange notes and the guarantees will rank pari passu in right of payment with all of our and the guarantors’ existing and future senior indebtedness and senior in right of payment to all our and the guarantors’ future subordinated indebtedness. The exchange notes and the guarantees will be effectively subordinated, however, to indebtedness and other obligations under our amended senior secured credit facility and certain other indebtedness to the extent of the assets securing such indebtedness, and will be effectively senior to our and the guarantors’ existing and future senior unsecured indebtedness to the extent of the assets securing the exchange notes.

Security Interests. The exchange notes and the guarantees will be secured by liens on substantially all of our and the guarantors’ assets, subject to certain exceptions; provided, however, that pursuant to the terms of an intercreditor agreement, such liens will be contractually subordinated to liens thereon that will secure our amended senior secured credit facility. Consequently, the exchange notes and the guarantees will be effectively subordinated to our amended senior secured credit facility.

Optional Redemption. At any time prior to December 1, 2012, we may redeem up to 35% of the exchange notes at a redemption price of 111.625% of the principal amount thereof, plus accrued and unpaid interest, with the net cash proceeds of certain equity offerings. Additionally, on or after December 1, 2012, we may redeem all or a part of the exchange notes at a premium that will decrease over time as described in “Description of the Exchange Notes” plus accrued and unpaid interest and liquidated damages, if any, on the exchange notes redeemed, to the applicable redemption date.

Change of Control Offer. If we experience a change of control, we will be required to offer to repurchase the exchange notes at a price of 101% of their aggregate principal amount, plus accrued and unpaid interest, if any, to the date of repurchase. An acquisition of us by Tilman J. Fertitta or his affiliates will not be considered a change of control.

Asset Sale Offer. If we or our restricted subsidiaries sell assets and do not use the proceeds for specified purposes, we may be required to offer to use the net proceeds to purchase the exchange notes at 100% of their principal amount, plus accrued and unpaid interest to the date of repurchase.

See “Risk Factors” beginning on page 20 for a discussion of certain risks that you should consider before participating in the exchange offer.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 26, 2010

This exchange offer is not being made to, nor will we accept tenders of existing notes from, holders of existing notes in any jurisdiction in which this exchange offer or the acceptance of existing notes would not be in compliance with the securities or blue sky laws of such jurisdiction.

The data included in this prospectus regarding markets and ranking, including the size of certain markets and our size or position and the size or position of our competitors within these markets, are based on published industry sources and our estimates based on our management’s knowledge and experience in the markets in which we operate. Our estimates have been based on information obtained from trade and business organizations and other contacts in the markets in which we operate. We believe these estimates to be accurate as of the date of this prospectus. However, this information may prove to be inaccurate because of the method by which we obtained some of the data for our estimates or because this information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties. As a result, you should be aware that market, ranking and other similar data included in this prospectus, and estimates and beliefs based on that data, may not be reliable. We cannot guarantee the accuracy or completeness of any such information contained in this prospectus.

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WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a registration statement that we have filed with the SEC. You should read this prospectus and the information incorporated by reference, including the exhibits to the registration statement.

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. Our filings are located in the EDGAR database on that website. You may also read and copy any document we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the SEC’s public reference room in Washington, D.C. by calling the SEC at 1-800-SEC-0330.

All of our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to such reports as well as other filings we make pursuant to Section 13(a) and 15(d) of the Securities Exchange Act of 1934 are also available free of charge on our Internet website. The address of our Internet website is www.landrysrestaurants.com. Our SEC filings are available on our website as soon as they are posted to the EDGAR database on the SEC’s website.

We “incorporate by reference” the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we later file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until we terminate the offering:

•	our Annual Report on Form 10-K and Form 10-K/A for the year ended December 31, 2009;

•	our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2010 and June 30, 2010; and

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our Current Reports on Form 8-K filed on February 18, 2010, March 12, 2010, April 23, 2010, April 27, 2010, April 29, 2010, May 10, 2010, May 27, 2010, June 1, 2010, June 22, 2010, July 20, 2010, August 6, 2010, August 9, 2010 and August 19, 2010 (to the extent these items were “filed” with the SEC and not “furnished”).

Any statement contained in this prospectus or a document incorporated or deemed incorporated by reference in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document that is deemed to be incorporated by reference in this prospectus modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

This prospectus incorporates important business and financial information about us that is not included in or delivered with this document. You may request a copy of this information at no cost by writing or telephoning us at the following address: Attention: Investor Relations, Landry’s Restaurants, Inc., 1510 West Loop South, Houston, TX 77027, phone number (713) 850-1010.

The exchange offer is expected to expire on September 28, 2010 and you must make your exchange decision by this expiration date. To obtain timely delivery of the requested information, you must request this information by September 21, 2010 or the date that is no later than five business days before the expiration date.

In making your decision regarding participation in the exchange offer, you should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with any other information. We are not making an offer of these securities in places where offers and sales are not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus, or that information incorporated by reference into this prospectus is accurate as of any date other than the date such information was filed with the SEC. Our business, financial condition, results of operations and prospectus may have changed since that date.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical fact are “forward-looking statements” for purposes of federal and state securities laws. Forward-looking statements may include the words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should” or “will” or other comparable words or the negative of these words. Our forward-looking statements are subject to risks and uncertainty, including, without limitation, our ability to continue our expansion strategy, our ability to make projected capital expenditures, as well as general market conditions, competition, and pricing. Forward-looking statements include statements regarding:

•	the merger agreement entered into by us and Fertitta Holdings, Inc. et al on November 3, 2009, as amended on May 23, 2010 and June 20, 2010, and whether it will be consummated;

•	our ability to implement our business strategy;

•	our ability to expand and grow our business and operations;

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the outcome of legal proceedings that have been, or may be, initiated against us related to the proposed merger with an affiliate in 2008 and its termination and the proposed merger in 2009 with an affiliate;

•	risks that the termination of the 2009 merger agreement may disrupt current plans and operations and create employee retention difficulties;

•	the impact of future commodity prices;

•	the availability of food products, materials and employees;

•	consumer perceptions of food safety;

•	changes in local, regional and national economic conditions;

•	the effects of local and national economic, credit and capital market conditions on the economy in general and our business in particular;

•	the effectiveness of our marketing efforts;

•	changing demographics surrounding our restaurants, hotels and casinos;

•	the effect of changes in tax laws;

•	actions of regulatory, legislative, executive or judicial decisions at the federal, state or local level with regard to our business and the impact of any such actions;

•	our ability to maintain regulatory approvals for our existing businesses and our ability to receive regulatory approval for our new businesses;

•	the effects of the BP p.l.c. oil spill;

•	our expectations of the continued availability and cost of capital resources;

•	our ability to obtain long-term financing and the cost of such financing, if available;

•	the seasonality and cyclical nature of our business;

•	weather and acts of God;

•	the ability to maintain existing management;

•	the impact of potential acquisitions of other restaurants, gaming operations and lines of businesses in other sectors of the hospitality and entertainment industries;

•	the impact of potential divestitures of restaurants, restaurant concepts and other operations or lines of business;

•	the effects of “climate change” on our operations;

•	food, labor, fuel and utilities costs; and

•	the other factors discussed under “Risk Factors.”

Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of the assumptions could be inaccurate, and, therefore, we cannot assure you that the forward-looking statements included in this prospectus will prove to be accurate. In light of the significant uncertainties inherent in our forward-looking statements, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives and plans will be achieved. Some of these and other risks and uncertainties that could cause actual results to differ materially from such forward-looking statements are more fully described under the heading “Risk Factors” beginning on page 20 of this prospectus and elsewhere in this prospectus, or in the documents incorporated by reference herein. Except as may be required by applicable law, we undertake no obligation to publicly update or advise of any change in any forward-looking statement, whether as a result of new information, future events or otherwise. In making these statements, we disclaim any obligation to address or update each factor in future filings with the SEC or communications regarding our business or results, and we do not undertake to address how any of these factors may have caused changes to discussions or information contained in previous filings or communications. In addition, any of the matters discussed below may have affected our past results and may affect future results, so that our actual results may differ materially from those expressed here and in prior or subsequent communications.

PROSPECTUS SUMMARY

This summary highlights information from this prospectus, but does not contain all material features of the exchange offer. To understand all of the terms of the exchange offer and for a more complete understanding of our business, you should carefully read the entire prospectus, particularly the section entitled “Risk Factors,” and the materials to which we have referred you. You should also consult with your own legal and tax advisors.

This prospectus contains forward-looking statements that involve risks and uncertainties. See “Forward-Looking Statements.” See “Risk Factors” for certain factors, including factors affecting forward-looking statements, that you should consider before exchanging your existing notes.

In this prospectus, references to “we,” “our,” “us,” “the Company” or “Landry’s” mean Landry’s Restaurants, Inc. and its subsidiaries on a consolidated basis (including the unrestricted and foreign subsidiaries which will not guarantee the exchange notes), except as otherwise indicated or required by the context and references to “Golden Nugget” means the Golden Nugget Hotels and Casinos in downtown Las Vegas and Laughlin, Nevada. In this prospectus, we use the term “existing notes” to refer to the 11 5/8% Senior Secured Notes due 2015, Series A that were issued on April 28, 2010 and the term “exchange notes” to refer to the 11 5/8% Senior Secured Notes due 2015, Series B that have been registered under the Securities Act of 1933 and are being offered in exchange for the existing notes as described in this prospectus.

Company Overview

We are a national, diversified restaurant, hospitality and entertainment company principally engaged in the ownership and operation of full-service, specialty location restaurants, with 174 locations in 27 states as of December 31, 2009. We are one of the largest full-service restaurant operators in the United States, operating primarily under the names of Rainforest Cafe, Chart House, Saltgrass Steak House, Charley’s Crab, Landry’s Seafood House and The Oceanaire Seafood Room. Our concepts range from upscale steak and seafood restaurants to theme-based restaurants, and consist of a broad array of formats, menus and price points that appeal to a wide range of markets and consumer tastes. We are also engaged in the ownership and operation of select hospitality and entertainment businesses, which include hotels, casino resorts, aquarium complexes and the Kemah Boardwalk, a 40-acre amusement, entertainment and retail complex in Kemah, Texas, among others. We believe these businesses complement our restaurant operations and provide our customers with unique dining, leisure and entertainment experiences. We also own the Golden Nugget Hotels and Casinos located in Las Vegas and Laughlin, Nevada. The entities that own and operate the Golden Nugget are separately financed, unrestricted subsidiaries of ours that will not guarantee the exchange notes. For the year ended December 31, 2009, our operations generated total revenues of $1.1 billion.

Core Restaurant Concepts

Our portfolio of restaurant concepts consists of a variety of formats, each providing our guests with a distinct dining experience.

We currently operate our restaurants through the following divisions:

•	Landry’s Division — our high-profile seafood and signature restaurants;

•	Rainforest Cafe Division — our rainforest-, Asian- and prehistoric-themed restaurants;

•	Saltgrass Steak House Division — our Texas-Western-themed restaurants; and

•	Chart House Division — our upscale seafood restaurants primarily at waterfront locations.

Landry’s Division. The Landry’s Division is comprised of 65 Landry’s Seafood House and C.A. Muer restaurants (which include restaurants that operate under several trade names, primarily Charley’s Crab), as well as our Signature Group restaurants, which together generated 24.8% of our restaurant and hospitality revenues for the year ended December 31, 2009. Alcoholic beverage sales accounted for approximately 18.8% of these revenues.

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Landry’s Seafood House and Charley’s Crab. Landry’s Seafood House and Charley’s Crab are full-service seafood restaurants. Each offers an extensive menu featuring fresh fish, shrimp, crab, lobster, scallops, other seafood, beef and chicken specialties in a comfortable, relaxed atmosphere. The Landry’s Seafood House restaurants feature a prototype look that is readily identified by a large theater-style marquee over the entrance and by a distinctive brick and wood facade, creating the feeling of a traditional old seafood house restaurant. Charley’s Crab restaurants, the first of which was founded in 1964, are generally situated throughout Michigan and Florida, include numerous waterfront locations and have unique architectural details, with two restaurants located in renovated historical train stations. Landry’s Seafood House dinner entrée prices range from $8.99 to $28.99, with certain items offered at market price. Lunch entrées range from $5.99 to $18.99. Charley’s Crab dinner entrée prices range from $17.99 to $39.99, with lunch entrée prices ranging from $7.99 to $23.99.

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Signature Group. Landry’s Signature Group, initiated in 2003, includes fine dining and upscale concepts such as Vic & Anthony’s, a world-class steakhouse with locations in downtown Houston, Texas and in the Golden Nugget — Las Vegas, and the award-winning Pesce seafood restaurant. Both Vic & Anthony’s and Pesce are included in many “Top 10” lists in their respective categories. Grotto, one of Houston’s most popular upscale Italian eateries, has locations in Houston, Texas, The Woodlands, Texas and the Golden Nugget — Las Vegas. Brenner’s Steakhouse, a Houston tradition since 1936, has expanded to two locations. Willie G’s, one of Landry’s original concepts that features Louisiana style fresh seafood, has locations in Houston, Texas, Galveston, Texas and Denver, Colorado. The Signature Group accommodates the needs of the high-end consumer, who we believe is less impacted by overall economic conditions.

Rainforest Cafe Division. The Rainforest Cafe Division, comprised of 31 Rainforest Cafe, T-Rex Cafe and Yak & Yeti theme-based restaurants, generated 32.8% of our restaurant and hospitality revenues for the year ended December 31, 2009. Alcoholic beverage sales and retail sales accounted for approximately 20.3% of these revenues. These restaurants typically are larger units generating higher unit volumes than restaurants in our other concepts, with operating profit margins that are comparable to our other restaurants. Five of these restaurants are located on high-profile Disney properties.

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Rainforest Cafe. Each Rainforest Cafe consists of a restaurant and a retail village. The Rainforest Cafe restaurants provide full-service dining in a visually and audibly stimulating and entertaining rainforest-themed environment that appeals to a broad range of customers. The restaurant provides an attractive value to customers by offering a full menu of high-quality food and beverage items served in a simulated rainforest complete with thunderstorms, waterfalls and active wildlife. Entrée prices range from $8.99 to $23.99. In the retail village, we sell complementary apparel, toys and gifts with the Rainforest Cafe logo in addition to other items reflecting the rainforest theme.

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T-Rex Cafe. In February 2006, we acquired 80% of T-Rex Cafe, Inc. T-Rex Cafe is a unique concept that features an interactive prehistoric environment with life-size animatronic dinosaurs. Each T-Rex Cafe offers a full menu of high-quality food and beverage items and unique merchandise. Under the agreement, we guaranteed the funding for the construction, development and pre-opening of at least three T-Rex Cafes. The first T-Rex Cafe opened in July 2006 in Kansas City, Kansas and the second unit opened in October 2008 at Downtown Disney in Orlando, Florida.

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Yak & Yeti. In February 2006, we also acquired the majority interest in Yak & Yeti, a new Asian-themed restaurant that opened in November 2007 at Walt Disney World’s Animal Kingdom in Orlando, Florida. In a setting reminiscent of a rural Himalayan village, the Asian-Fusion concept offers both full-service table dining and quick service food, as well as a retail component offering traditional Asian dinnerware ranging from sushi plates to chopsticks to fine teapots.

Saltgrass Steak House Division. Our 44 Saltgrass Steak House restaurants generated 19.5% of our restaurant and hospitality revenues for the year ended December 31, 2009. Alcoholic beverage sales accounted for approximately 12.2% of these revenues. The Saltgrass Steak House restaurants offer full-service dining in a Texas-Western theme which welcomes guests into a stone and wood beam ranch house complete with a fireplace and a saloon-style bar. Menu options extend from filet mignon to chicken fried steak to fresh fish to grilled chicken breast. Dinner entrée prices range from $8.99 to $29.99 and lunch entrée prices range from $7.99 to $15.99.

Chart House Division. The Chart House Division is comprised of 27 Chart House restaurants, which generated 12.7% of our restaurant and hospitality revenues for the year ended December 31, 2009. Alcoholic beverage sales accounted for approximately 21.2% of these revenues. The Chart House has a very long and successful history of providing an upscale, full-service dining experience. Founded in 1961, Chart House restaurants are located on some of the most scenic properties on the East and West coasts, including many prime waterfront venues. The Chart House restaurant menus offer an extensive variety of seasonal fresh fish, shrimp, beef and other daily seafood specialties and several restaurants also offer lunch seating and a Sunday brunch. Chart House dinner entrée prices range from $18.99 to $44.99.

Specialty Division

Our Specialty Division, which generated 10.2% of our restaurant and hospitality revenues for the year ended December 31, 2009, consists of hospitality and amusement properties that provide ancillary revenue streams and opportunities complementary to our core restaurant business. The Specialty Division includes the following properties:

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Kemah Boardwalk. Our Specialty Division commenced operations with the 1999 opening of the Kemah Boardwalk, our owned amusement, entertainment and retail complex located on approximately 40 acres in Galveston, Texas. The Kemah Boardwalk has multiple attractions, including specialty retail shops, a boutique hotel, a marina, and carnival-style rides and games. In August 2007, the Boardwalk Bullet roller coaster opened, which is the largest wooden roller coaster on the Gulf Coast of Texas, towering over 96 feet tall overlooking Galveston Bay. The Kemah Boardwalk’s activities are based upon and complementary to the business and traffic generated at our nine wholly-owned and operated high-volume restaurants situated at that location, which include units from most of our core restaurant concepts described above, as well as the original Aquarium Restaurant.

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Aquariums. We currently operate two aquarium complexes featuring Aquarium Underwater Dining Adventure restaurants in Denver, Colorado and Houston, Texas. In addition, we operate two Aquarium Underwater Dining Adventure restaurants in Nashville, Tennessee and Kemah, Texas. In 1998, we opened the original Aquarium Restaurant in Kemah, Texas at the Kemah Boardwalk. We opened a second aquarium, the Downtown Aquarium in Houston, Texas, in 2003. In addition to a restaurant, the Downtown Aquarium features a public aquarium complex with over 200 species of fish, a giant acrylic shark tank, dancing water fountains, a mini-amusement park and a bar/lounge. Also in 2003, we acquired Ocean Journey, a 12-acre aquarium complex located adjacent to downtown Denver, Colorado. This world-class facility, which is wholly-owned and operated, is home to over 400 species of fish. In 2004, we opened an Aquarium Restaurant in Nashville, Tennessee featuring a 200,000 gallon aquarium. In 2005, we opened an up-scale Aquarium Restaurant in Denver, Colorado, which transformed the aquarium into a recreational destination and renamed the facility the Downtown Aquarium.

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Hotels. We currently own, operate and/or manage five hotel properties in Texas. Opened in 2004, the Inn at the Ballpark, located in downtown Houston, is a luxury hotel featuring over 200 rooms located directly across the street from Minute Maid Park, home of the Houston Astros baseball team. The hotel also offers easy access to all of downtown Houston’s amenities, including the George R. Brown Convention Center, the Toyota Center, home of the Houston Rockets basketball team, the theater district and our Downtown Aquarium. The Boardwalk Inn is a full-service hotel located in the center of the Kemah Boardwalk. We manage the Galveston San Luis Resort Spa & Conference Center and the Galveston Island Hilton, which are owned by Fertitta Hospitality, L.L.C., and we own and operate the Galveston Holiday Inn on the Beach, which is owned by a separately financed, unrestricted subsidiary that will not guarantee the exchange notes.

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Tower of the Americas. In 2004, we entered into a 15-year lease agreement with the City of San Antonio to renovate and operate the 750-foot landmark Tower of the Americas, a major tourist attraction in San Antonio which also includes a revolving Chart House restaurant, an open air observation deck at the top of the tower, and a Texas-themed 4-D “multi-sensory” theater on the ground level.

Our Competitive Strengths

Stable and Diversified Cash Flows. Our nationwide system of 174 full-service restaurants consists of multiple formats and varied price points, from upscale fine dining to mid-scale casual dining, and offers a variety of menus that have both regional and national appeal. Many of our restaurant and hospitality locations are situated in high-profile, specialty locations in markets that provide a balanced mix of tourist, convention, business and residential clientele. We believe that this strategy results in a high volume of new and repeat customers and provides us with increased name recognition in new markets. Our menu diversification reduces our dependence on any particular seafood or commodity, and allows us to select from a variety of seafood species to best provide our guests with an attractive price-value relationship. Our experience operating multiple concepts in diverse geographic areas and types of locations enables us to select the most appropriate format for each property. In addition, we believe that our geographic diversification limits operational issues related to regional weather or economic conditions, and provides stability to our operations and cash flows.

Significant Base of Owned Assets in Prime Locations. We believe one of our core strengths is the identification, valuation, negotiation and purchase or lease of attractive locations for our restaurant and hospitality operations. Our portfolio of owned properties includes 53 restaurant properties and many properties in our Specialty Division. Out of our 174 restaurants, we operate 75 waterfront restaurants and restaurants at a number of high-profile locations (including five units at Disney theme parks), as well as restaurants at the MGM Grand Hotel and Casino in Las Vegas, Nevada, the Mall of America in Bloomington, Minnesota and Fisherman’s Wharf in San Francisco, California.

Experienced Management Team. Our management team has extensive experience in the restaurant industry and a history of operating, developing and acquiring hospitality businesses. Our senior management team, led by Tilman J. Fertitta, our founder and Chairman, President and Chief Executive Officer, has an average of 19 years of experience with us and 27 years of industry experience. In addition to an experienced and committed senior management team, we also have an experienced operations organization at the regional and individual restaurant level, which we believe contributes significantly to our success. Our management team has grown our revenues from approximately $400.0 million in 1998 to $1.1 billion for the year ended December 31, 2009, through both developing new properties and integrating acquisitions.

Our Business Strategy

Our objective is to develop and operate a diversified restaurant, hospitality and entertainment company offering customers unique dining, leisure and entertainment experiences. We believe that this strategy creates a loyal customer base, generates a high level of repeat business and provides consistent levels of profitability and cash flows. By focusing on high-quality food, superior value and service, and the ambiance of our locations, we strive to create an environment that fosters repeat patronage and encourages word-of-mouth recommendations.

Our operating strategy focuses on the following:

•	Provide an Attractive Price-Value Entertainment and Dining Experience. Our restaurants provide customers an attractive price-value relationship by serving high-quality meals featuring generous portions and fresh ingredients in comfortable and attractive surroundings with attentive service at reasonable prices. With a significant seafood component, our restaurants have flexibility in procuring alternative products based on price and availability, allowing us to promptly change menu items and prices to assure quality and value for our guests. In addition, our culinary experts conduct menu evaluations and reengineering to ensure our restaurants feature sought after core menu items along with bold, fresh offerings to attract new and repeat guests. We believe that the distinctive, visually stimulating design and décor of our restaurants makes us a destination for special occasion diners and travelers. We provide our customers prompt, friendly and efficient service, keeping table-to-wait staff ratios low. We strive to create a memorable dining experience for customers to ensure repeat and frequent patronage.

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Attract and Retain Quality Employees. We believe there is a high correlation between the quality of unit management and our long-term success. We provide extensive training and attractive compensation and focus on internal promotion to foster a strong corporate culture and create a sense of personal commitment from our employees. Through our cash bonus program, our restaurant managers typically earn bonuses equal to 15% to 25% of their total cash compensation. We believe this encourages attentive customer service and consistent food quality for our guests.

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Focus on Store-Level Operating Performance. We remain committed to improving store-level operating performance. We spent $11.7 million during 2006 and 2007 on corporate and store-based systems which enable management to leverage point-of-sale data obtained on a daily basis for improved responsiveness to market and operating conditions. Additionally, we have aggressively maintained the condition of our restaurants. We will continue to maintain the condition of our restaurants in order to promote repeat and frequent patronage by our guests.

The following is a summary of our major acquisitions:

Rainforest Cafe (2000). Since our acquisition of Rainforest Cafe, we have focused on stabilizing this concept’s operations. We have closed unprofitable locations, renegotiated leases, reduced general and administrative expenses and refreshed the concept’s menu with proven menu items from our other concepts. We have also opened new units in high traffic tourist locations.

Chart House and C.A. Muer (2002). The Chart House and C.A. Muer restaurant acquisitions enabled us to purchase a collection of valuable restaurant locations, many of which are situated on premium waterfront properties on the Pacific and Atlantic Oceans. We have remodeled many of these units, freshening and updating the look of these venues. In addition, these restaurants have undergone menu evaluations and re-engineering in order for us to feature successful dishes from previous menus side-by-side with bold, fresh ideas from our culinary experts. The remodeling and menu changes have been met with favorable results. No significant near-term expansion of these concepts is currently planned, and future growth will be dependent upon profitability and unit economics.

Saltgrass Steak House (2002). The nearly seamless integration of Saltgrass Steak House restaurants into our systems in late 2002 was highlighted by the conversion of all 27 restaurants to our financial tools within 60 days of acquisition. These tools include our point-of-sale system and also implementation of our profitability and labor/payroll programs. Since the acquisition, we have expanded the concept to 42 units. We also opened our first unit outside of Texas in 2006. We will continue to evaluate potential sites for this concept in both existing and new markets in 2010.

Golden Nugget (2005). The Golden Nugget acquisition allowed us to enter the gaming business with one of the most recognized brands in the industry and in the preeminent gaming city, Las Vegas, Nevada. We also acquired the Golden Nugget property in Laughlin, Nevada.

T-Rex (2006). In February 2006, we acquired 80% of T-Rex Cafe, Inc. and committed to the construction of at least four restaurants (including Yak & Yeti). Three of the locations have already opened with two of them being at high profile Disney properties.

Gaming Division

In 2005, Landry’s Gaming, Inc., a separately financed, unrestricted subsidiary, acquired the Golden Nugget, Inc., owner of the Golden Nugget. The Golden Nugget — Las Vegas occupies approximately eight acres in downtown Las Vegas, Nevada, with approximately 55,000 square feet of gaming area. In November 2009, we completed the construction of a new hotel tower. As of December 31, 2009, the property featured four towers containing 2,345 rooms, the largest number of guestrooms in downtown Las Vegas, approximately 1,358 slot machines and 74 table games. The Golden Nugget — Laughlin has approximately 33,000 square feet of gaming space and as of December 31, 2009, had 1,027 slot machines, 16 table games and 300 hotel rooms in Laughlin, Nevada. For the year ended December 31, 2009, the Golden Nugget properties generated net gaming revenue of $216.8 million. The subsidiaries that own and operate the Golden Nugget are separately financed, unrestricted subsidiaries that will not guarantee the exchange notes, with $506.1 million of debt as of December 31, 2009, which includes $116.5 million of funds used in the additional new tower opened in November 2009.

Restaurant Locations

Our restaurants generally range in size from 5,000 square feet to 16,000 square feet. The Rainforest Cafe and T-Rex Cafe restaurants are larger, generally ranging in size from approximately 15,000 to 30,000 square feet with an average restaurant size of approximately 20,000 square feet. The Rainforest Cafe and T-Rex restaurants have between 300 and 600 restaurant seats with an average of approximately 400 seats.

The following table enumerates by state the location of our restaurants as of December 31, 2009:

State	Number of Units	State	Number of Units
Alabama	2	Minnesota	1
Arizona	2	Missouri	2
California	13	Nevada	9
Colorado	8	New Jersey	5
Connecticut	1	New Mexico	1
Florida	23	Oklahoma	1
Georgia	1	Oregon	1
Illinois	3	Pennsylvania	2
Kansas	1	South Carolina	2
Kentucky	1	Tennessee	2
Louisiana	4	Texas	75
Maryland	1	Virginia	1
Massachusetts	2	Washington	1
Michigan	8	Ontario, Canada	1

		Total	174

Hotels and Other Properties

We own and operate the Golden Nugget — Las Vegas and Golden Nugget — Laughlin through wholly owned, separately financed, unrestricted subsidiaries that will not guarantee the exchange notes. The Golden Nugget — Las Vegas occupies approximately eight acres in downtown Las Vegas. The Golden Nugget — Laughlin occupies approximately 13.5 acres, all of which is owned by us.

We currently own and/or operate a hotel property in each of Houston, Texas and Kemah, Texas. The Inn at the Ballpark is located in downtown Houston directly across the street from Minute Maid Park, home of the Houston Astros baseball team, and is wholly-owned and operated by us. The Boardwalk Inn is a full-service hotel located in the center of the Kemah Boardwalk. We also manage the Galveston San Luis Resort Spa & Conference Center and the Galveston Island Hilton, which are owned by Fertitta Hospitality, L.L.C., and own and operate the Holiday Inn Resort Galveston on the Beach, which is a wholly-owned, separately financed, unrestricted subsidiary that will not guarantee the exchange notes.

We are also the developer and operator of the Kemah Boardwalk located south of Houston, Texas. We own and operate substantially all of the 40-acre Kemah Boardwalk development, which includes nine restaurants (included in the table above), a hotel, retail shops, amusement attractions, and a marina.

Our corporate office in Houston, Texas is a multi-story building owned by us and includes meeting and training facilities, and a research and development test kitchen. We also own and operate approximately 75,000 square feet of warehouse facilities used primarily for construction activities and related storage and retail goods storage and distribution related activities. We own and operate several additional limited menu restaurants, hospitality venues and other properties which are excluded from the numerical counts due to materiality.

Menu

Our seafood restaurants offer a wide variety of high quality, broiled, grilled, and fried seafood items at moderate prices, including red snapper, shrimp, crawfish, crab, lump crabmeat, lobster, oysters, scallops, flounder, and many other traditional seafood items, many with a choice of unique seasonings, stuffings and toppings. Menus include a wide variety of seafood appetizers, salads, soups and side dishes. We provide high quality beef, fowl, pastas, and other American food entrees as alternatives to seafood items. Our restaurants also feature a unique selection of desserts often made fresh on a daily basis at each location. Many of our restaurants offer complimentary salad with each entree, as well as certain lunch specials and popularly priced children’s entrees. The Rainforest Cafe menu offers traditional American fare, including beef, chicken and seafood. Saltgrass Steak House offers a variety of Certified Angus Beef, prime rib, pork ribs, fresh seafood, chicken and other Texas cuisine favorites at moderate prices.

Management and Employees

We staff our operating units with management that has experience in our industry. We believe our strong team-oriented culture helps us attract highly motivated employees who provide customers with a superior level of service. We train our kitchen employees, wait staff, hotel staff and casino employees to take great pride serving our customers in accordance with our high standards. Managers and staff are trained to be courteous and attentive to customer needs, and the managers, in particular, are instructed to regularly visit with customers. Senior corporate management hosts weekly meetings with our general managers to discuss individual unit performance and customer comments. Moreover, we require general managers to hold weekly meetings at their individual operating units. We monitor compliance with our quality requirements through periodic on-site visits and formal periodic inspections by regional field managers and supervisory personnel from our corporate offices.

Our typical seafood unit has a general manager and several kitchen and floor managers. We have internally promoted many of the general managers after training them in all areas of restaurant management with a strong emphasis on kitchen operations. The general managers typically spend a portion of their time in the dining area of the restaurant, supervising the staff and providing service to customers.

The Rainforest Cafe and T-Rex Cafe unit management structure is more complex due generally to higher unit level sales, larger facilities, more sophisticated rainforest theming, including animatronics, aquariums, and complementary retail business activity. A management team consisting of floor, kitchen, retail, facility and outside sales managers supports the general manager.

Each restaurant management team is eligible to receive monthly incentive bonuses. These employees typically earn between 15% and 25% of their total cash compensation under this program.

We have spent considerable effort in developing employee growth programs whereby a large number of promotions occur internally. We require each trainee to participate in a formal training program that utilizes departmental training manuals, examinations and a scheduled evaluation process. We require newly hired wait staff to spend from five to ten days in training before they serve our customers. We utilize a program of background checks for prospective management employees, such as criminal checks, credit checks, driving record and drug screening. Management training encompasses three general areas:

•	all service positions;

•	management, accounting, personnel management, and dining room and bar operations; and

•	kitchen management, which entails food preparation and quality controls, cost controls, training, ordering and receiving and sanitation operations.

Due to our enhanced training program, management training customarily lasts approximately 8 to 12 weeks, depending upon the trainee’s prior experience and performance relative to our objectives. As we expand, we will need to hire additional management personnel, and our continued success will depend in large part on our ability to attract, train, and retain quality management and employees. As a result of the enhanced training programs, we believe we attract and retain a greater proportion of management personnel through our existing base of employees and internal promotions and advancements.

As of December 31, 2009, there were approximately 50 individuals involved in regional management functions generally performing on-site visits, formal inspections and similar responsibilities. As we grow, we plan to increase the number of regional managers, and to have each regional manager responsible for a limited number of restaurants within their geographic area. We plan to promote successful experienced restaurant level management personnel to serve as future regional managers. Regional management is continuously evaluated for performance and effectiveness.

As of December 31, 2009, in the restaurant division, we employed approximately 17,000 persons, of whom 1,097 were restaurant managers or manager-trainees, 237 were salaried corporate and administrative employees, approximately 50 were operations regional management employees, 36 were development and construction employees and the rest were hourly employees. Typical restaurant employment for us is at a seasonal low at December 31, and may increase by 30% or more in the summer months. Our restaurants generally employ an average of approximately 60 to 100 people, depending on seasonal needs. The larger Rainforest Cafe restaurants generally have 160 to 200 employees on average, with certain larger volume units having in excess of 400 people. We believe that our management level employee turnover for 2009 was within industry standards.

We employed approximately 2,800 persons in the gaming division as of December 31, 2009, of whom 116 were management, 122 were salaried employees and the rest were hourly employees. Approximately 1,228 employees are covered by collective bargaining agreements at the Golden Nugget — Las Vegas. We consider our relationship with employees to be satisfactory.

Customer Satisfaction

We provide our customers prompt, friendly and efficient service by keeping table-to-wait staff ratios low and staffing each operating unit with an experienced management team to ensure attentive customer service and consistently high food quality as well as providing an excellent room and gaming experience. Through the use of comment cards, secret shoppers, a toll-free telephone number, and a web-based customer response site, senior management receives valuable feedback from customers and demonstrates a continuing interest in customer satisfaction by responding promptly.

Purchasing

We strive to obtain consistent, quality items at competitive prices from reliable sources. We continually search for and test various product sizes, species, and origins, in order to serve the highest quality products possible and to be responsive to changing customer tastes. In order to maximize operating efficiencies and to provide the freshest ingredients for our food products, while obtaining the lowest possible prices for the required quality, each restaurant’s management team determines the daily quantities of food items needed and orders such quantities from our primary distributors and major suppliers at prices negotiated primarily by our corporate office. We emphasize availability of the items on our menu, and if an item is in short supply, restaurant level management is expected to procure the item immediately.

We use many suppliers and obtain our seafood products from global sources in order to ensure a consistent supply of high-quality food and supplies at competitive prices. While the supply of certain seafood species is volatile, we believe that we have the ability to identify alternative seafood products and to adjust our menus as required. We routinely make bulk purchases of seafood products and retail goods for distribution to our restaurants to take advantage of buying opportunities, leverage our buying power, and hedge against price and supply fluctuations. As we continue to grow, we believe that our ability to improve our purchasing and distribution efficiencies will be enhanced.

We believe that our essential food products and retail goods are available, or can be made available upon relatively short notice, from alternative qualified suppliers and distributors. We primarily use one national distributor in order to achieve certain cost efficiencies, although such services are available from alternative qualified distributors. We have not experienced any significant delays in receiving our food and beverage products, restaurant supplies or equipment.

Advertising and Marketing

We employ a marketing strategy to attract new customers, to increase the frequency of visits by existing customers, and to establish a high level of name recognition through television and radio commercials, billboards, travel and hospitality magazines, print advertising and newspaper drops. Our advertising expenditures for 2009 were approximately 1.2% of revenues from continuing operations. We expect to cross market our restaurant, hospitality and gaming locations to leverage our advertising spend. We anticipate future advertising and marketing expenses to remain moderate.

Service Marks

Landry’s, Rainforest Cafe, Chart House, Charley’s Crab, Saltgrass, T-Rex, Oceanaire and Golden Nugget are each registered as a federal service mark on the Principal Register of the United States Patent and Trademark Office. The Crab House is a registered design mark. We pursue registration of our important service marks and trademarks and vigorously oppose any infringement upon them.

Competition

The restaurant, hospitality and entertainment industries are intensely competitive with respect to price, service, the type and quality of product offered, location and other factors. We compete with both locally owned facilities, as well as national and regional chains, some of which may be better established in our existing and future markets. Many of these competitors have a longer history of operations with substantially greater financial resources. We also compete with other restaurant, hospitality and gaming, and retail establishments for real estate sites, personnel and acquisition opportunities.

Changes in customer tastes, economic conditions, demographic trends and the location, number of, and type of food and amenities served by competing businesses could affect our business as could a shortage of experienced management and hourly employees.

We believe our business units enjoy a high level of repeat business and customer loyalty due to high food quality, good perceived price-value relationship, comfortable atmosphere, and friendly efficient service.

Rainforest International License Agreements

Rainforest Cafe has entered into exclusive license arrangements relating to the operations and development of Rainforest Cafes in several foreign jurisdictions. Currently, there are ten international units. We own a small equity interest in an international location, which was included when we acquired Rainforest Cafe in 2000. We do not anticipate revenues from international franchises to be significant.

Environmental Matters

Our business is subject to federal, state and local environmental laws and regulations concerning the discharge, storage, handling, release and disposal of hazardous or toxic substances. These environmental laws provide for significant fines, penalties and liabilities, sometimes without regard to whether the owner or operator of the property knew of, or was responsible for, the release or presence of the hazardous or toxic substances. Third parties may also make claims against owners or operators of properties for personal injuries and property damage associated with releases of, or actual or alleged exposure to, such substances. To date, neither our restaurants nor our facilities have been the subject of any material environmental matters.

Information as to Classes of Similar Products or Services

We operate in only two reportable industry segments: restaurant and hospitality and gaming operations.

Proposed Acquisition

In August 2009, we established a special committee comprised entirely of independent directors to review strategic alternatives. On November 3, 2009, the special committee recommended that our board accept a proposal from Mr. Fertitta to acquire all of our stock that he does not already own for $14.75 per share, in cash, and the board of directors approved the execution of a merger agreement with companies wholly-owned by Mr. Fertitta (the “original merger agreement”).

On May 24, 2010, we announced that we entered into an amendment to the original merger agreement (the “first amended merger agreement”). Pursuant to the first amended merger agreement, Mr. Fertitta agreed to acquire all of our stock that he does not already own for $24.00 per share, in cash.

On June 21, 2010, we announced that we entered into a second amendment to the original merger agreement (the “second amended merger agreement” and collectively with the original merger agreement and the first amended merger agreement, the “merger agreement”). Pursuant to the second amended merger agreement, Mr. Fertitta agreed to acquire all of our stock that he does not already own for $24.50 per share, in cash. In connection with the second amended merger agreement, we entered into voting agreements with Pershing Square Capital Management, L.P. and Pershing Square GP, LLC and with Richard T. McGuire (collectively, the “Pershing Square Group”), whereby the Pershing Square Group has agreed to support the merger, subject to the terms and conditions set forth in the voting agreements. As of June 20, 2010, the Pershing Square Group beneficially owned approximately 9.9% of our outstanding shares of common stock.

On May 24, 2010, we announced that a partial settlement (the “May Settlement”) has been reached to settle derivative and certain other claims against Mr. Fertitta, affiliates of Mr. Fertitta and our directors in the lawsuit entitled Louisiana Municipal Police Employees’ Retirement System, on behalf of itself and all other similarly situated shareholders of Landry’s Restaurants, Inc. and derivatively on behalf of nominal defendant Landry’s Restaurants, Inc. v. Tilman J. Fertitta, et al., C.A. No. 4339-VCL, in the Court of Chancery of the State of Delaware (the “Delaware litigation”). Pursuant to the May Settlement, we have agreed to pay plaintiff’s counsel approximately $8.0 million in fees conditioned on the May Settlement being approved. The May Settlement is subject to approval by the court after notice and a fairness hearing. The merger is conditioned upon the dismissal with prejudice of the claims addressed in the May Settlement.

On July 15, 2010, we also reached an agreement (the “July Settlement”) with plaintiff’s attorneys to settle all remaining claims in the Delaware litigation. Under the July Settlement, defendants will deposit funds in escrow to pay the class claims and their attorney’s fees. The proceeds of the July Settlement will be paid primarily from existing insurance policies. The July Settlement is subject to approval by the court after notice and a fairness hearing.

Our board of directors, acting upon the unanimous recommendation of the special committee, has approved the merger agreement and has recommended that our stockholders vote in favor of the merger agreement. There can be no assurances that the proposed acquisition will be approved by our stockholders or that an acceptable transaction will be completed.

Refinancing Transactions

On April 27, 2010, we amended our senior secured credit facility to allow for the issuance of the existing notes and the acquisition of The Oceanaire, Inc. (“Oceanaire”). We used the net proceeds of the offering of the existing notes to pay for the acquisition of Oceanaire, to reduce outstanding revolver balances and for general corporate purposes.

Ratio of Earnings to Fixed Charges

The following table sets forth our consolidated ratio of earnings to fixed charges for each of the periods indicated. For purposes of computing ratio of earnings to fixed charges, earnings consist of the sum of our pre-tax income from continuing operations and fixed charges minus capitalized interest. Fixed charges consist of interest expense, including amounts capitalized, amortization of capitalized expenses related to indebtedness, and estimated interest factor (33.3%) of rent expense. Rent expense excludes taxes and common area maintenance charges.

	Year Ended December 31,					Six Months Ended June 30, 2010
	2005	2006	2007	2008	2009
Ratio of Earnings to Fixed Charges	1.8x	1.6x	1.4x	1.2x	0.9x	1.0x

The address of our principal executive offices is 1510 West Loop South, Houston, Texas 77027. Our telephone number is (713) 850-1010. Our Internet website address is www.landrysrestaurants.com. Information contained in or connected to our Internet website is not a part of this prospectus.

The Exchange Offer

On April 28, 2010, we completed a private offering of an additional $47.0 million of 11 5/8% Senior Secured Notes due 2015, Series A. In connection with the issuance of the existing notes, we entered into a registration rights agreement in which we agreed to deliver to you this prospectus and to use our best efforts to complete the exchange offer or to file and cause to become effective a registration statement covering the resale of the existing notes. You are entitled to exchange in the exchange offer your outstanding existing notes for exchange notes with substantially identical terms that have been registered under the Securities Act of 1933.

If we do not:

•	file a registration statement with respect to an offer to exchange the existing notes for the exchange notes within 90 days after the issue date of the existing notes;

•	use our best efforts to cause such registration statement to become effective within 150 days after the issue date of the existing notes;

•	consummate the exchange offer contemplated by such registration statement within 30 business days after its effective date; and

•	under certain circumstances, file and use our best efforts to cause to become effective a shelf registration statement relating to the resale of the existing notes,

the interest rate on the existing notes will be increased by an additional 0.25% per annum for the first 90-day period following such registration default and by an additional 0.25% per annum for each subsequent 90-day period during which such registration default continues, up to a maximum increase of 1.0% per annum. Following the cure of all registration defaults, the accrual of additional interest will cease. See “Registration Rights Agreement.”

You should read the discussion under the heading “The Exchange Offer” beginning on page 41 and “Description of the Exchange Notes” beginning on page 51 for further information about the exchange offer and the exchange notes.

The Exchange Offer	We are offering to exchange up to $47,000,000 principal amount of exchange notes for an identical principal amount of existing notes. Existing notes may be exchanged only in $1,000 increments. The terms of the exchange notes are identical in all material respects to the existing notes except that the exchange notes have been registered under the Securities Act. Because we have registered the exchange notes, the exchange notes will not be subject to transfer restrictions and holders of freely-tradable exchange notes will have no registration rights. Also, freely-tradable exchange notes will no longer be entitled to the benefits of the registration rights granted under the registration rights agreement. These benefits include an increase in the interest rate on the existing notes in the event that the filing and declaration of effectiveness of this registration statement of which this prospectus is a part and the closing of the exchange offer do not to occur within the time periods specified in the registration rights agreement. The exchange notes will also bear a different CUSIP number from the existing notes.

Resale	Based on existing interpretations of the Securities Act by the staff of the SEC described in several no-action letters issued to third parties,

we believe the exchange notes issued in the exchange offer may be offered for resale, resold and otherwise transferred by you without compliance with the registration and prospectus delivery provisions of the Securities Act provided that:

•	any exchange notes to be received by you will be acquired in the ordinary course of your business;

•

at the time of the commencement of the exchange offer, you have no arrangement or understanding with any person to participate in the distribution (within the meaning of the Securities Act) of the exchange notes in violation of the Securities Act;

•

you are not our “affiliate” (as defined in Rule 405 promulgated under the Securities Act) or, if you are an affiliate, you will comply with any applicable registration and prospectus delivery requirements;

•	if you are not a broker-dealer, that you are not engaged in, and do not intend to engage in, the distribution of exchange notes; and

•

if you are a broker-dealer that will receive exchange notes for your own account in exchange for existing notes that were acquired as a result of market-making or other trading activities, that you will deliver a prospectus in connection with any resale of such exchange notes.

If our belief is inaccurate and you transfer any exchange notes issued to you in the exchange offer without delivering a prospectus meeting the requirements of the Securities Act or without an exemption from such registration requirements, you may incur liability under the Securities Act. We do not assume and will not indemnify you against such liability. Each broker-dealer issued exchange notes in the exchange offer for its own account in exchange for existing notes acquired by the broker-dealer as a result of market-making or other trading activities must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the exchange notes issued in the exchange offer. A broker-dealer may use this prospectus for any resale of the exchange notes issued to it in the exchange offer. See “Plan of Distribution.”

Expiration Date	The “expiration date” for the exchange offer is 5:00 p.m., New York City time, on September 28, 2010, unless we extend the exchange offer. It is possible that we will extend the exchange offer until all existing notes are tendered. You may withdraw existing notes you tendered at any time before 5:00 p.m., New York City time, on the expiration date. See “The Exchange Offer — Expiration Date; Extensions; Amendments.”

Accrued Interest on the Exchange Notes and the Existing Notes	The exchange notes will bear interest from November 30, 2009 at a rate of 11 5/8% per year. We will pay interest on the exchange notes twice a year, on December 1st and June 1st, beginning June 1, 2010. November 15th and May 15th are the record dates for determining holders entitled to interest payments.

Conditions to the Exchange Offer	The exchange offer is subject only to the following conditions:

•	the compliance of the exchange offer with applicable law, any applicable interpretation of the Staff of the SEC or any order of any governmental agency or court of competent jurisdiction;

•	the proper tender of the existing notes;

•	the holders of the existing notes making the representations described below under “— Representations and Warranties”; and

•	no judicial or administrative proceeding that would limit us from proceeding with the exchange offer shall have been instituted or threatened.

Governmental Approvals	No governmental approvals or consents must be received to consummate the exchange offer.

Procedures for Tendering Existing Notes Held in the Form of Book-Entry Interests	The existing notes were issued as global securities and were deposited with Deutsche Bank Trust Company Americas who holds the existing notes as the custodian for the Depository Trust Company (DTC). Beneficial interests in the existing notes are held by participants in DTC on behalf of the beneficial owners of the existing notes. We refer to beneficial interests in notes held by participants in DTC as notes held in book-entry form. Beneficial interests in notes held in book-entry form are shown on, and transfers of the notes can be made only through, records maintained in book-entry form by DTC and its participants.

If you are a holder of an existing note held in the form of a book-entry interest and you wish to tender your book-entry interest for exchange in the exchange offer, you must transmit to Deutsche Bank Trust Company Americas, as exchange agent, on or prior to the expiration date of the exchange offer, the following:

•

a computer-generated message transmitted by means of DTC’s Automated Tender Offer Program (ATOP) system that, when received by the exchange agent will form a part of a confirmation of book-entry transfer in which you acknowledge and agree to be bound by the terms of the letter of transmittal; and

•

a timely confirmation of book-entry transfer of your existing notes into the exchange agent’s account at DTC, according to the procedure for book-entry transfers described in this prospectus under the heading “The Exchange Offer — Procedures for Tendering.”

Procedures for Tendering Existing Notes Held in Certificated Form	If you hold your existing notes in certificated form and wish to accept the exchange offer, sign and date the letter of transmittal, and deliver the letter of transmittal, along with certificates for the existing notes and any other required documentation, to the exchange agent on or before the expiration date in accordance with the instructions contained in this prospectus and the letter of transmittal.

Special Procedures for Beneficial Owners	If you are a beneficial owner whose existing notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and wish to tender those existing notes in the exchange offer, please contact the registered holder as soon as possible and instruct them to tender on your behalf and comply with the instructions in this prospectus and the letter of transmittal.

Representations and Warranties	By executing the letter of transmittal or by being deemed to have executed the letter of transmittal by tendering through ATOP, you represent to us that, among other things:

•	any exchange notes to be received by you will be acquired in the ordinary course of your business;

•

at the time of the commencement of the exchange offer, you have no arrangement or understanding with any person to participate in the distribution (within the meaning of Securities Act) of the exchange notes in violation of the Securities Act;

•

you are not our “affiliate” (as defined in Rule 405 promulgated under the Securities Act) or, if you are an affiliate, you will comply with any applicable registration and prospectus delivery requirements;

•	if you are not a broker-dealer, that you are not engaged in, and do not intend to engage in, the distribution of exchange notes; and

•

if you are a broker-dealer that will receive exchange notes for your own account in exchange for existing notes that were acquired as a result of market-making or other trading activities, that you will deliver a prospectus in connection with any resale of such exchange notes.

Guaranteed Delivery Procedures	If you are unable to deliver the existing notes, the letter of transmittal or any other required documents to the exchange agent or comply with the applicable ATOP procedures prior to the expiration date, you may tender your existing notes according to the guaranteed delivery procedures described in this prospectus under the heading “The Exchange Offer — Guaranteed Delivery Procedures.”

Withdrawal Rights	You may withdraw existing notes you tendered by furnishing a notice of withdrawal to the exchange agent or by complying with applicable ATOP procedures at any time before 5:00 p.m. New York City time on the expiration date. See “The Exchange Offer — Withdrawal of Tenders.”

Acceptance of Existing Notes and Delivery of Exchange Notes	If the conditions described under “The Exchange Offer — Conditions” are satisfied, we will accept for exchange any and all existing notes that are properly tendered and not withdrawn before the expiration date. See “The Exchange Offer — Procedures for Tendering.” If we close the exchange offer, the exchange notes will be delivered promptly following the expiration date. Otherwise, we will promptly return any existing notes accepted.

Consequences of Failure to Exchange	All untendered existing notes and existing notes that are not accepted for exchange will continue to be subject to the restrictions on transfer provided for in the existing notes and in the indenture. In general, the existing notes may not be offered or sold unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state or local securities laws. Other than in connection with the exchange offer, we do not currently anticipate that we will register the existing notes under the Securities Act. The trading market for your existing notes will become more limited to the extent that other holders of existing notes participate in the exchange offer. Subject to certain limited exceptions described under “Registration Rights Agreement,” we will have no obligation to register the existing notes after we complete the exchange offer.

Federal Income Tax Considerations	The exchange of existing notes for exchange notes in the exchange offer will not be a taxable event for U.S. federal income tax purposes. See “The Exchange Offer — Federal Income Tax Consequences” and “Certain U.S. Federal Income Tax Considerations” for a discussion of U.S. federal income tax considerations you should consider before tendering existing notes in the exchange offer.

Exchange Agent	Deutsche Bank Trust Company Americas is serving as exchange agent for the exchange offer. The address for the exchange agent is listed under “The Exchange Offer — Exchange Agent.” If you would like more information about the exchange offer, you should call the exchange agent at (800) 735-7777. The facsimile number for the exchange agent is (615) 866-3889.

See “The Exchange Offer” for more detailed information concerning the terms of the exchange offer.

The Exchange Notes

The form and terms of the exchange notes to be issued in the exchange offer are the same as the form and terms of the existing notes except that the exchange notes will be registered under the Securities Act and, accordingly, will not bear legends restricting their transfer and, other than with respect to holders that do not receive freely-tradable exchange notes in the exchange offer, will not be entitled to any rights under the registration rights agreement. The exchange notes issued in the exchange offer will evidence the same debt as the existing notes, and both the existing notes and the exchange notes are governed by the same indenture.

Issuer	Landry’s Restaurants, Inc.

Title	11 5/8% Senior Secured Notes, Series B.

Maturity Date	December 1, 2015.

Interest Rate	We will pay interest on the exchange notes at an annual interest rate of 11 5/8%.

Interest Payment Dates	We will make interest payments on the exchange notes semi-annually in arrears on each December 1 and June 1, beginning June 1, 2010. Interest will accrue from the issue date of the existing notes.

Original Issue Discount	The existing notes were issued with original issue discount (that is, the difference between the principal amount at maturity and the issue price of the notes) for U.S. federal income tax purposes. Consequently, holders of the exchange notes will be required to continue including amounts in respect of original issue discount in gross income for U.S. federal income tax purposes in advance of receipt of the cash payments to which the income is attributable. See “Certain U.S. Federal Income Tax Considerations” for a more detailed discussion of certain other U.S. federal income tax consequences related to exchanging existing notes for, and ownership and disposition of, the exchange notes.

Guarantees	The exchange notes will be fully, unconditionally and irrevocably guaranteed jointly and severally on a senior secured basis by each of our existing and future domestic restricted subsidiaries. Our unrestricted and foreign subsidiaries, including the subsidiaries that own and operate the Golden Nugget, will not guarantee the exchange notes.

Ranking	The exchange notes and the guarantees of the exchange notes will rank pari passu in right of payment with all of our and the guarantors’ existing and future senior indebtedness and senior in right of payment to all our and the guarantors’ future subordinated indebtedness. The exchange notes and the guarantees will be effectively subordinated, however, to indebtedness and other obligations under our amended senior secured credit facility and certain other indebtedness to the extent of the assets securing such indebtedness, and will be effectively senior to our and the guarantors’ existing and future senior unsecured indebtedness to the extent of the assets securing the exchange notes.

Security Interest	The exchange notes and the guarantees will be secured by liens on substantially all of our and the guarantors’ assets, subject to certain exceptions; provided, however, that pursuant to the terms of an intercreditor agreement, such liens will be contractually subordinated to liens that will secure our amended senior secured credit facility. Consequently, the exchange notes and the guarantees will be effectively subordinated to all obligations under our amended senior secured credit facility.

Optional Redemption	At any time prior to December 1, 2012, we may redeem up to 35% of the exchange notes at a redemption price of 111.625% of the principal amount thereof, plus accrued and unpaid interest, with the net cash proceeds of certain equity offerings. Additionally, on or after December 1, 2012, we may redeem all or any part of the exchange notes at a premium that will decrease over time as described in “Description of the Exchange Notes,” plus accrued and unpaid interest and liquidated damages, if any, on the exchange notes redeemed, to the applicable redemption date.

Change of Control Offer	If we experience a change of control (as defined in “Description of the Exchange Notes — Certain Definitions”), we will be required to make an offer to repurchase the exchange notes at a price of 101% of their aggregate principal amount, plus accrued and unpaid interest, if any, to the date of repurchase. An acquisition of us by Mr. Fertitta or his affiliates will not be considered a change of control.

Asset Sale Offer	If we or our restricted subsidiaries sell assets and do not use the proceeds for specified purposes, we may be required to offer to use the net proceeds to purchase the exchange notes at 100% of their principal amount, plus accrued and unpaid interest to the date of repurchase.

Certain Covenants	The indenture governing the exchange notes will, among other things, limit our ability and the ability of our restricted subsidiaries to:

•	incur or guarantee additional indebtedness or issue disqualified capital stock;

•	transfer or sell assets;

•	pay dividends or distributions, redeem subordinated indebtedness, make certain types of investments or make other restricted payments;

•	create or incur liens;

•	incur dividend or other payment restrictions affecting certain subsidiaries;

•	consummate a merger, consolidation or sale of all or substantially all of our assets;

•	enter into transactions with affiliates;

•	designate subsidiaries as unrestricted subsidiaries;

•	engage in a business other than a business that is the same or similar to our current business and reasonably related businesses; and

•	take or omit to take any actions that would adversely affect or impair in any material respect the collateral securing the exchange notes.

These covenants will be subject to a number of important exceptions and qualifications. See “Description of the Exchange Notes — Certain Covenants.”

Use of Proceeds	We will not receive any cash proceeds from the issuance of the exchange notes. See “Use of Proceeds.”

See “Description of the Exchange Notes” for more detailed information about the terms of exchange notes.

Risk Factors

See “Risk Factors” beginning on page 20 for a discussion of factors you should carefully consider before deciding to participate in the exchange offer and invest in the exchange notes.

RISK FACTORS

You should carefully consider the following risks and other information contained or incorporated by reference in this prospectus before deciding to participate in the exchange offer. The risks and uncertainties described below are not the only risks facing us or applicable to your investment in our exchange notes. Additional risks not presently known to us or which we consider immaterial based on information currently available to us may also materially adversely affect us. If any of the following risks or uncertainties actually occur, our business, financial condition and results of operations could be materially adversely affected.

Risks Related to Our Business

The restaurant, hospitality and gaming industries are particularly affected by trends and fluctuations in demand and are highly competitive. If we are unable to successfully surmount these challenges, our business and results of operations could be materially adversely affected.

Restaurant Industry

The restaurant industry is intensely competitive and is affected by changes in consumer tastes and by national, regional, and local economic conditions and demographic trends. The performance of individual restaurants may be affected by factors such as:

•	traffic patterns,

•	demographic considerations,

•	the amounts spent on, and the effectiveness of, our marketing efforts,

•	weather conditions, and

•	the type, number, and location of competing restaurants.

We have many well established competitors with greater financial resources and longer histories of operation than ours, including competitors already established in regions where we may expand, as well as competitors planning to expand in the same regions. We face significant competition from mid-priced, full-service, casual dining restaurants offering seafood and other types of various cuisine. Our competitors include national, regional, and local chains as well as local owner-operated restaurants. We also compete with other restaurants and retail establishments for restaurant sites.

Gaming Industry

The United States gaming industry is intensely competitive and features many participants, including many world class destination resorts with greater name recognition and different attractions, amenities and entertainment options than our facilities. In a broader sense, gaming operations face competition from all manner of leisure and entertainment activities.

Our competitors have more gaming industry experience, and many are larger and have significantly greater financial, sales and marketing, technical and other resources. Our competitors include multinational corporations that enjoy widespread name recognition, established brand loyalty, decades of casino operation experience and a diverse portfolio of gaming assets.

We face ongoing competition as a result of the upgrading or expansion of facilities by existing market participants and the entrance of new gaming participants. Certain states have recently legalized, and several other states are currently considering legalizing, casino gaming. Legalized casino gaming in these states and on Indian reservations would increase competition and could adversely affect our gaming operations.

General economic factors may adversely affect our results of operations.

National, regional and local economic conditions, such as recessionary economic cycles, a worsening economy and any increases in energy and fuel prices, could adversely affect disposable consumer income and consumer confidence. When gasoline, natural gas, electricity and other energy costs increase, and credit card, home mortgage and other borrowing costs increase, our customers may have lower disposable income and reduce the frequency with which they dine out or may choose more inexpensive restaurants when dining outside the home. The gaming activities we offer represent discretionary expenditures and participation in such activities may decline during economic downturns, during which consumers generally have less disposable income. Even an uncertain economic outlook may adversely affect consumer spending in our restaurant, hospitality and gaming operations, as consumers spend less in anticipation of a potential prolonged economic downturn. Unfavorable changes in these factors or in other business and economic conditions affecting our customers could reduce customer traffic in some or all of our restaurants, impose practical limits on our pricing and increase our costs. Any of these factors could lower our profit margins and have a material adverse affect on our results of operations.

The impact of inflation on food, beverages, labor, utilities and other aspects of our business can negatively affect our results of operations. We may not be able to offset inflation through menu price increases, cost controls and incremental improvement in operating margins, which could negatively affect our results of operations.

Current difficult conditions in the global financial markets and the economy generally may materially adversely affect our business and results of operations.

Our results of operations are materially affected by conditions in the global financial markets and the economy generally, both in the U.S. and elsewhere around the world. The stress experienced by global financial markets that began in the second half of 2007 substantially increased during the third and fourth quarter of 2008 and continued in 2009, during which the volatility and disruption in the global financial markets reached unprecedented levels. While conditions have improved in 2010, the availability and cost of credit has been materially affected. These factors, combined with volatile oil and gas prices, depressed home prices and increasing foreclosures, falling equity market values, declining business and consumer confidence, declines in consumer spending, and the risks of increased inflation and unemployment, have precipitated an economic slowdown and fears of a severe recession, which could continue to adversely affect the demand for our products and, as a result, lead to declining revenues and profit margins. It is difficult to predict how long the current economic conditions will persist, whether they will deteriorate further, and the extent to which our operations will be adversely affected.

Because many of our restaurants are concentrated in single geographic areas, our results of operations could be materially adversely affected by regional events.

Many of our existing restaurants are concentrated in the southern half of the United States. This concentration in a particular region could affect our operating results in a number of ways. For example, our results of operations may be adversely affected by economic conditions in that region and other geographic areas into which we may expand. Also, given our present geographic concentration, adverse publicity relating to our restaurants or events occurring in the regions in which we operate could have a more pronounced adverse effect on our overall revenues than might be the case if our restaurants were more broadly dispersed. For example, our restaurants in the Gulf Coast area draw a substantial number of customers from other geographic areas. Negative publicity concerning the Gulf Coast region resulting from the BP p.l.c. oil spill could result in fewer customers visiting this region. In addition, as many of our existing restaurants are in the Gulf Coast area from Texas to Florida, we are particularly susceptible to damage caused by hurricanes or other severe weather conditions, the impact and frequency of which may be triggered by climate change. For example, on September 13, 2008, Hurricane Ike struck the Gulf Coast of the United States, causing considerable damage to the cities of Galveston, Kemah and Houston, Texas and surrounding areas. Several of our restaurants in Galveston and Kemah sustained significant damage, as did the amusement rides, the boardwalk itself and some infrastructure at the Kemah Boardwalk. The Kemah and Galveston properties had been a significant driver of our overall performance in 2008. The damage to the Kemah and Galveston properties may adversely affect both our business and near- and long-term prospects. Widespread power outages led to the closure of 31 Houston area restaurants until power was restored. All Houston, Galveston and Kemah restaurants have reopened.

While we maintain property and business interruption insurance, we carry large deductibles, and there can be no assurance that if a severe hurricane or other natural disaster should affect our geographical areas of operations, we would be able to maintain our current level of operations or profitability, or that property and business interruption insurance would adequately reimburse us for our losses.

Moreover, in response to continued high insurance costs for our property and casualty coverage due to our large concentration of coastal properties, we significantly reduced our aggregate insurance policy limits and purchased individual windstorm policies for the majority of our operating units located along the Texas gulfcoast. There is no assurance that we will have adequate insurance coverage to recover losses that may result from a catastrophic event.

Our gaming activities rely heavily on the Nevada gaming market, and changes adversely impacting that market could have a material adverse effect on our gaming business.

The Golden Nugget properties are both located in Nevada and, as a result, our gaming business is subject to greater risks than a more diversified gaming company. These risks include, but are not limited to, risks related to local economic and competitive conditions, changes in local and state governmental laws and regulations (including changes in laws and regulations affecting gaming operations and taxes) and natural and other disasters. Any economic downturn in Nevada or any terrorist activities or disasters in or around Nevada could have a significant adverse effect on our business, financial condition and results of operations. In addition, Nevada gaming industry revenues have declined significantly in 2008 and 2009, and there can be no assurance that gaming industry revenues will not continue to significantly decline.

We also draw a substantial number of customers from other geographic areas, including southern California, Hawaii and Texas. A recession or downturn in any region constituting a significant source of our customers could result in fewer customers visiting, or customers spending less at, the Golden Nugget properties, which would adversely affect our results of operations. Additionally, there is one principal interstate highway between Las Vegas and southern California, where a large number of our customers reside. Capacity restraints of that highway or any other traffic disruptions may affect the number of customers who visit our facilities.

If we are unable to anticipate and react to changes in food and other costs, or obtain a seafood supply in sufficient quality and quantity, our results of operations could be materially adversely affected.

Our profitability is dependent on our ability to anticipate and react to increases in food, labor, employee benefits, and similar costs over which we have limited or no control. Specifically, our dependence on frequent deliveries of fresh seafood and produce subjects us to the risk of possible shortages or interruptions in supply caused by adverse weather, oil spills or other conditions that could adversely affect the availability and cost of such items. For example, shortages and interruptions in the supply of seafood, and higher seafood prices, may occur as a result of the Louisiana Department of Wildlife and Fisheries’ and the National Oceanic and Atmospheric Administration’s closing of commercial fishing grounds as a result of the BP p.l.c. oil spill. Our business may also be affected by inflation. There can be no assurance that we will be able to anticipate and avoid any adverse effect on our profitability from increasing costs.

In the past, certain types of seafood have experienced fluctuations in availability. In addition, some types of seafood have been subject to adverse publicity due to certain levels of contamination at their source or a perceived scarcity in supply, which can adversely affect both supply and market demand. We can make no assurances that in the future either seafood contamination or inadequate supplies of seafood might not have a significant and materially adverse effect on our operating results.

Labor shortages or increases in labor costs could slow our growth or harm our business.

Our success depends in part upon our ability to attract, motivate and retain a sufficient number of qualified employees, including regional operational managers and regional chefs, restaurant general managers, executive chefs and casino employees, necessary to continue our operations and keep pace with our growth. Qualified individuals that we need to fill these positions are in short supply and competition for these employees is intense. If we are unable to recruit and retain sufficient qualified individuals, our business and our growth could be adversely affected. Additionally, competition for qualified employees could require us to pay higher wages, which could result in higher labor costs. If our labor costs increase, our results of operations will be negatively affected.

We use significant amounts of electricity, natural gas and other forms of energy, and energy price increases may adversely affect our results of operations.

We use significant amounts of electricity, natural gas and other forms of energy. Any shortage or substantial increases in the cost of electricity and natural gas in the United States will increase our cost of operations, which would negatively affect our operating results. The extent of the impact is subject to the magnitude and duration of the energy price increases, but this impact could be significant. In addition, higher energy and gasoline prices affecting our customers may increase their cost of travel to our hotel-casinos and result in reduced visits to our properties and a reduction in our revenues.

The cost of compliance with the significant governmental regulation to which we are subject or our failure to comply with such regulation could materially adversely affect our results of operations.

The restaurant industry is subject to extensive state and local government regulation relating to the sale of food and alcoholic beverages and to sanitation, public health, fire and building codes. Alcoholic beverage control regulations require each of our restaurants to apply for and obtain from state authorities a license or permit to sell alcohol on the premises. Typically, licenses must be renewed annually and may be revoked or suspended for cause at any time. Alcoholic beverage control regulations affect various aspects of daily operations of our restaurants, including minimum age of patrons and employees, hours of operation, advertising, wholesale purchasing, inventory control and handling, storage and dispensing of alcoholic beverages. In certain states, we may be subject to “dram shop” statutes, which generally provide a person injured by an intoxicated person the right to recover damages from the establishment which wrongfully served alcoholic beverages to the intoxicated person. We carry liquor liability coverage as part of our comprehensive general liability insurance.

Our operations may be impacted by changes in federal and state taxes and other federal and state governmental policies which include many possible factors such as (i) the level of minimum wages, (ii) the deductibility of business and entertainment expenses, (iii) levels of disposable income and unemployment and (iv) national and regional economic growth.

Difficulties or failures in obtaining required licensing or other regulatory approvals could delay or prevent the opening of a new restaurant. The suspension of or inability to renew a license could interrupt operations at an existing restaurant, and the inability to retain or renew such licenses would adversely affect the operations of such restaurant. Our operations are also subject to requirements of local governmental entities with respect to zoning, land use and environmental factors which could delay or prevent the development of new restaurants in particular locations.

At the federal and state levels, there are from time to time various proposals and initiatives under consideration to further regulate various aspects of our business, employment regulations and climate change. These and other initiatives could adversely affect us as well as the restaurant industry in general. In particular, the increased focus on climate change may lead to new initiatives directed at regulating a yet unspecified array of environmental matters, such as greenhouse gas emissions. These regulatory efforts could result in increase in the cost of raw materials, taxes, transportation, and utilities, which could decrease our operating profits and could necessitate future investments in facilities and equipment. In addition, seafood is harvested on a world-wide basis and, on occasion, imported seafood is subject to federally imposed import duties.

We conduct licensed gaming operations in Nevada, and various regulatory authorities, including the Nevada State Gaming Control Board and the Nevada Gaming Commission, require us to hold various licenses and registrations, findings of suitability, permits and approvals to engage in gaming operations and to meet requirements of suitability. These gaming authorities also control approval of ownership interests in gaming operations. In its discretion, the gaming authorities may require the holder of any of our securities, including the existing notes and the exchange notes, to file applications, be investigated and be deemed suitable to own our securities. These gaming authorities may deny, limit, condition, suspend or revoke our gaming licenses, registrations, findings of suitability or the approval of any of our ownership interests in any of the licensed gaming operations conducted in Nevada, any of which could have a significant adverse effect on our business, financial condition and results of operations, for any cause they may deem reasonable. If we violate gaming laws or regulations that are applicable to us, we may have to pay substantial fines or forfeit assets. If, in the future, we operate or have an ownership interest in casino gaming facilities located outside of Nevada, we also will be subject to the gaming laws and regulations of those other jurisdictions.

If additional gaming regulations are adopted or existing ones are modified in Nevada, those regulations could impose significant restrictions or costs that could have a significant adverse effect on us. From time to time, various proposals are introduced in the federal and Nevada state and local legislatures that, if enacted, could adversely affect the tax, regulatory, operational or other aspects of the gaming industry and our business. Legislation of this type may be enacted in the future. If there is a material increase in federal, state or local taxes and fees, our business, financial condition and results of operations could be adversely affected.

Our officers, directors and key employees are required to be licensed or found suitable by gaming authorities and the loss of, or inability to obtain, any licenses or findings of suitability may have a material adverse effect on us.

Our officers, directors and key employees are required to file applications with the gaming authorities in the State of Nevada, Clark County, Nevada and the City of Las Vegas and are required to be licensed or found suitable by these gaming authorities. If any of these gaming authorities were to find an officer, director or key employee unsuitable for licensing or unsuitable to continue having a relationship with us, we would have to sever all relationships with that person. Furthermore, the gaming authorities may require us to terminate the employment of any person who refuses to file the appropriate applications. Either result could significantly impair our gaming operations.

Our business is subject to seasonal fluctuations, and, as a result, our results of operations for any given quarter may not be indicative of the results that may be achieved for the full fiscal year.

Our business is subject to seasonal fluctuations. Historically, our highest earnings have occurred in the second and third quarters of the fiscal year, as our revenues in most of our restaurants have typically been higher during the second and third quarters of the fiscal year. As a result, results of operations for any single quarter are not necessarily indicative of the results that may be achieved for a full fiscal year. Quarterly results have been, and in the future will continue to be, significantly impacted by the timing of new restaurant openings and their respective pre-opening costs.

Our international operations subject us to certain external business risks that do not apply to our domestic operations.

Rainforest Cafe has license arrangements relating to the operations and development of Rainforest Cafes in several foreign jurisdictions. These agreements include a per-unit development fee and/or restaurant royalties ranging from 3% to 6.9% of revenues. There are ten international units; one is owned outright, and nine are franchises. Our international operations are subject to certain external business risks such as exchange rate fluctuations, import and export restrictions and tariffs, litigation in foreign jurisdictions, cultural differences, increased competition as a result of subsidies to local companies, increased expenses from inflation, political instability and the significant weakening of a local economy in which a foreign unit is located. In addition, it may be more difficult to register and protect our intellectual property rights in certain foreign countries.

If we are unable to protect our intellectual property rights, it could reduce our ability to capitalize on our brand names, which could have an adverse affect on our business and results of operations.

Landry’s, Rainforest Cafe, Chart House, Charley’s Crab, Saltgrass, T-Rex Cafe, Golden Nugget and The Oceanaire are each registered as a federal service mark on the Principal Register of the United States Patent and Trademark Office. The Crab House is a registered design mark. There is no assurance that any of our rights in any of our intellectual property will be enforceable, even if registered, against any prior users of similar intellectual property or against any of our competitors who seek to utilize similar intellectual property in areas where we operate or intend to conduct operations. The failure to enforce or the unenforceability of any of our intellectual property rights could have the effect of reducing our ability to capitalize on our efforts to establish brand equity.

We face the risk of adverse publicity and litigation, the cost or adverse results of which could have a material adverse effect on our business and results of operations.

We are a multi-unit business and may from time to time be the subject of complaints or litigation from customers alleging illness, injury or other food quality, health or operational concerns. Publicity resulting from these allegations may materially adversely affect us, regardless of whether the allegations are valid or whether we are liable. Negative publicity may also result from actual or alleged violations of “dram shop” laws which generally provide an injured party with recourse against an establishment that serves alcoholic beverages to an intoxicated party who then causes injury to himself or to a third party. In addition, employee claims against us based on, among other things, wage and hour violations, discrimination, harassment or wrongful termination may divert our financial and management resources that would otherwise be used to benefit the future performance of our operations. A significant increase in the number of these claims or an increase in the number of successful claims could materially adversely affect our business, prospects, financial condition, operating results and cash flows. Unfavorable publicity resulting from these claims relating to a limited number of our restaurants or only relating to a single restaurant could adversely affect the public perception of all our restaurants within that particular brand. Adverse publicly and its effect on overall consumer perceptions of food safety, or our failure to respond effectively to adverse publicity, could have a material affect on our financial condition.

In connection with certain of our discontinued operations, we remain the guarantor or assignor under a number of leased locations. In the event of future defaults under any of such leased locations we may be responsible for significant damages to landlords which may materially affect our financial condition, operating results and cash flows.

Health concerns relating to the consumption of seafood, beef and other food products could affect consumer preferences and could negatively impact our results of operations.

Consumer food preferences could be affected by health concerns about the consumption of various types of seafood, beef or chicken. In addition, negative publicity concerning food quality or possible illness and injury resulting from the consumption of certain types of food, such as negative publicity concerning the levels of mercury, petroleum or petroleum dispersing products, or carcinogens in certain types of seafood, e-coli, salmonella, “mad cow” and “foot-and-mouth” disease relating to the consumption of beef and other meat products, “avian flu” related to poultry products and the publication of government, academic or industry findings about health concerns relating to food products served by any of our restaurants could also affect consumer food preferences. These types of health concerns and negative publicity concerning the food products we serve at any of our restaurants may adversely affect the demand for our food and negatively impact our results of operations.

In addition, we cannot guarantee that our operational controls and employee training will be effective in preventing food-borne illnesses, such as hepatitis A, and other food safety issues that may affect our restaurants. Food-borne illness incidents could be caused by food suppliers and transporters and, therefore, could be outside of our control. Any publicity relating to health concerns or the perceived or specific outbreaks of food-borne illnesses or other food safety issues attributed to one or more of our restaurants could result in a significant decrease in guest traffic in all of our restaurants and could have a material adverse effect on our results of operations. We face the risk of litigation in connection with any outbreak of food-borne illnesses or other food safety issues at any of our restaurants. If a claim is successful, our insurance coverage may not be adequate to cover all liabilities or losses and we may not be able to continue to maintain such insurance, or to obtain comparable insurance at a reasonable cost, if at all. If we suffer losses, liabilities or loss of income in excess of our insurance coverage or if our insurance does not cover such loss, liability or loss of income, there could be a material adverse effect on our results of operations.

Restaurant companies have been the target of class actions and other lawsuits alleging, among other things, violation of federal and state law.

We are subject to a variety of claims arising in the ordinary course of our business brought by or on behalf of our customers or employees, including personal injury claims, contract claims, and employment-related claims. In recent years, a number of restaurant companies have been subject to lawsuits, including collective and class action lawsuits, alleging violations of federal and state law regarding workplace, employment and similar matters. A number of these lawsuits have resulted in the payment of substantial damages by the defendants. We are currently defending purported collective action lawsuits alleging violations, among other things, of minimum wage and overtime provisions of federal and state labor laws. Regardless of whether any claims against us are valid or whether we are ultimately determined to be liable, claims may be expensive to defend and may divert time and money away from our operations and hurt our performance. A judgment for any claims could materially adversely affect our financial condition or results of operations (especially if there is no insurance coverage), and adverse publicity resulting from these allegations may materially adversely affect our business. We offer no assurance that we will not incur substantial damages and expenses resulting from lawsuits, which could have a material adverse effect on our business.

Rising interest rates would increase our borrowing costs, which could have a material adverse effect on our business and results of operations.

We currently have, and may incur, additional indebtedness that bears interest at variable rates. Accordingly, if interest rates increase, so will our interest costs, which may have an adverse effect on our business, results of operations and financial condition.

We may not be able to access capital markets when necessary.

We may find it necessary in the future to issue additional debt or equity to support ongoing operations, to undertake capital expenditures, or to undertake acquisitions or other business combination transactions. Disruptions, uncertainty or volatility in the financial markets may limit our access to capital required to operate our business. These market conditions may limit our ability to replace, in a timely manner, maturing debt obligations, including the existing notes and the exchange notes when they become due, and access the capital necessary to grow our business. As a result, we may be forced to delay raising capital, issue shorter tenor securities than would be optimal, bear an unattractive cost of capital or be unable to raise capital at any price, which could decrease our profitability and significantly reduce our financial flexibility. Actions we might take to access financing may in turn cause rating agencies to further reevaluate our ratings. In the event current resources do not satisfy our needs, we may have to seek additional financing. The availability of additional financing will depend on a variety of factors such as market conditions, the general availability of credit, the overall availability of credit to the financial services industry, and our credit ratings and credit capacity. In addition, the indenture governing the existing notes and the exchange notes and the credit agreement governing our amended and restated senior secured credit facility contain certain covenants that restrict our ability to incur additional indebtedness. Our inability to raise financing to support ongoing operations or to fund capital expenditures or acquisitions could limit our growth and may have a material adverse effect on us.

The capital costs of our specialty and gaming divisions are extremely high. As a result, if any of these projects do not perform as expected, it could have a material adverse effect on our operations.

In connection with our specialty and gaming divisions, we may incur significant capital expenditures. We recently completed construction of a hotel tower at the Golden Nugget—Las Vegas, at a cost of approximately $140 million. As a result, the failure of one or more of these projects could have a significant affect on our financial condition and operations.

The loss of Tilman J. Fertitta, our Chairman, President and Chief Executive Officer, could have a material adverse effect on our business and development.

We believe that the development of our business has been, and will continue to be, dependent on Tilman J. Fertitta, our Chairman, President and Chief Executive Officer. The loss of Mr. Fertitta’s services could have a material adverse effect upon our business and development, and there can be no assurance that an adequate replacement could be found for Mr. Fertitta in the event of his unavailability.

We will be required to make substantial payments to holders of our common stock if the proposed acquisition of us by Mr. Fertitta is consummated.

Approximately $74.2 million of the proceeds of our previous offering completed November 30, 2009 of $406.5 million aggregate principal amount of our 11 5/8% senior secured notes will be used for general corporate purposes unless the proposed acquisition of us by Mr. Fertitta is consummated, in which case, those proceeds will be used to make payments to our stockholders. If the proposed acquisition is consummated and we are required to use proceeds from that previous offering to make a payment to our stockholders, we will have less funds to use for general corporate purposes, to make strategic acquisitions and to exploit business opportunities. Additionally, less cash will be available to make payments with respect to the notes and to satisfy our other debt obligations. As a result, the consummation of the acquisition of us by Mr. Fertitta could adversely impair our ability to service payments on the existing notes and the exchange notes and our other indebtedness.

Following Mr. Fertitta’s proposal to acquire all of our common stock in 2008, the termination of the 2008 merger agreement and in connection with his current proposal to acquire us, we have been named as a party in a number of lawsuits, and we may be named in other lawsuits, which could harm our business and financial condition.

Following the announcement of Mr. Fertitta’s offer to acquire us in 2008, the termination of the 2008 merger agreement and in connection with his current proposal to acquire us, we and each of our directors were named in a number of class action and derivative lawsuits alleging, among other things, breaches of fiduciary duties. In one of these lawsuits, brought in Delaware, the court denied a motion to dismiss and it is scheduled for trial in 2010. Our Amended and Restated Bylaws and our Certificate of Incorporation require us to indemnify our directors for breaches of fiduciary duties, subject to certain limited exceptions. As a result of these lawsuits, we are obligated to pay for certain costs and expenses of each of our directors and may be liable for substantial damages, costs and expenses if the lawsuits are successful. Such litigation could also divert the attention of our management and our resources in general from day-to-day operations. See “Prospectus Summary — Legal Proceedings.” Further, it is possible that additional claims will be brought against us in connection with the current transaction.

There are inherent limitations in all control systems that may result in undetected errors.

Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our internal controls and disclosure controls will prevent all possible error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. In addition, the design of a control system must reflect the fact that there are resource constraints and the benefit of controls must be relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, in our Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Further, controls can be circumvented by the individual acts of some persons or by collusion of two or more persons. The design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, a control may be inadequate because of changes in conditions or the degree of compliance with the policies or procedures may deteriorate. Because of inherent limitations in a cost-effective control system, errors may not be detected.

We identified a material weakness in the design and operation of our internal controls over financial reporting as of December 31, 2009.

Our Chief Executive Officer and Chief Financial Officer reevaluate the effectiveness of the design and operation of our disclosure controls and procedures as of each of March 31 and June 30, and concluded that our disclosure controls and procedures were not effective as of December 31, 2009 due to a material weakness in our internal control over financial reporting solely related to our restatement of net income available to our stockholders for the purpose of calculating earnings per share. As of June 30, 2010, management believes that the material weakness has been remediated. However, there can be no assurance that our controls will effectively prevent material misstatements in our consolidated financial statements in future periods.

Tilman J. Fertitta, our Chairman, President and Chief Executive Officer, is our controlling stockholder, and he may take actions that conflict with your interests.

Tilman J. Fertitta, our Chairman, President and Chief Executive Officer, beneficially owns approximately 56% of our outstanding shares of common stock as of the date of this prospectus. Accordingly, Mr. Fertitta controls the power to elect our directors, to appoint members of management and to approve all actions requiring the approval of the holders of our common stock, including adopting amendments to our certificate of incorporation and approving mergers, acquisitions or sales of all or substantially all of our assets, subject to certain restrictive covenants. As a controlled company we are not required to have a Nominating and Corporate Governance Committee. If the proposed acquisition of us by Mr. Fertitta is completed, Mr. Fertitta will beneficially own all of our common stock and we may no longer be required to have any independent board members or committees of independent board members. The interests of Mr. Fertitta as our controlling stockholder could conflict with your interests as a holder of the exchange notes. For example, if we encounter financial difficulties or are unable to pay our debts as they mature, the interests of Mr. Fertitta as our controlling stockholder may conflict with your interests as a holder of the exchange notes. Mr. Fertitta as our controlling stockholder also may have an interest in pursuing acquisitions, divestitures, financings or other transactions that, in his judgment, could enhance his equity investment, even though such transactions might involve risks to you, as holders of the exchange notes.

Tilman J. Fertitta’s ownership of over 50% of our common stock could adversely affect our share price and make future equity offerings more difficult.

Tilman J. Fertitta’s ownership of over 50% of our common stock has reduced the number of shares held by unaffiliated stockholders and, as a result, our common stock may be more susceptible to market volatility. This ownership could adversely affect prevailing market prices for our common stock and limit our ability to raise capital through equity securities offerings due to the lower number of institutional investors a reduced public float generally attracts. Additionally, if Mr. Fertitta’s proposed acquisition of us is completed, our stock will no longer be publicly traded, and Mr. Fertitta will own all of our common stock.

Other risk factors may adversely affect our financial performance.

Other risk factors that could cause our actual results to differ materially from those indicated in the “Forward-Looking Statements” in this prospectus include, without limitation, changes in travel and outside dining habits as a result of terrorist activities perceived or otherwise, weather and other acts of God.

Risks Related to the Exchange Notes

Our substantial level of indebtedness could adversely affect our financial condition and prevent us from fulfilling our obligations under the exchange notes.

As of June 30, 2010, we and our restricted subsidiaries had approximately $603.3 million of total debt outstanding, substantially all of which was secured. In addition, we had approximately $53.7 million of additional borrowings available including the effect of the outstanding letters of credit available under the revolving credit facility. In addition, our unrestricted subsidiaries, consisting primarily of our Golden Nugget casino operations, had $450.0 million of debt outstanding and $0.7 million of additional revolving credit borrowings including the effect of the outstanding letters of credit as of June 30, 2010. Our high level of indebtedness could have important consequences to noteholders, including the following:

•	it may make it difficult for us to satisfy our obligations under the exchange notes and our other indebtedness and contractual and commercial commitments;

•	it may increase our vulnerability to general adverse economic and industry conditions;

•

it may require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes;

•	it may limit our flexibility in planning for, or reacting to, changes in our business and the industries in which we operate;

•	it may restrict us from making strategic acquisitions or exploiting business opportunities;

•	it may place us at a competitive disadvantage compared to our competitors that have less debt;

•	it may limit our ability to borrow additional funds;

•

it may prevent us from raising the funds necessary to repurchase exchange notes tendered to us if there is a change of control, which would constitute a default under the indenture governing the exchange notes and under our credit facility; and

•	it may decrease our ability to compete effectively or operate successfully under adverse economic and industry conditions.

Our ability to make payments with respect to the exchange notes and to satisfy our other debt obligations will depend on our future operating performance, which will be affected by prevailing economic conditions and financial, business and other factors, many of which are beyond our control.

Despite existing debt levels, we may still be able to incur substantially more debt, which would increase the risks associated with our leverage.

Despite our existing debt levels, we may be able to incur substantial amounts of additional debt in the future, including debt under our amended and restated senior secured credit facility and under the existing credit facility at Golden Nugget, Inc. Our amended and restated senior secured credit facility is expected to provide for additional revolving credit borrowing of up to $53.7 million including the effect of the outstanding letters of credit, and the credit facility at Golden Nugget, Inc. provides for additional revolving credit borrowings of up to $0.7 million including the effect of the outstanding letters of credit as of June 30, 2010. All of such borrowings would be effectively senior to the exchange notes and the guarantees thereof to the extent of the value of the assets securing such indebtedness. Although the terms of the exchange notes, the existing notes, our amended senior secured credit facility and the credit facility at Golden Nugget, Inc. limit our ability to incur additional debt, such terms do not and will not prohibit us from incurring substantial amounts of additional debt for specific purposes or under certain circumstances. If new debt is added to our current debt levels, the related risks that we now face could intensify. The incurrence of additional debt could adversely impact our ability to service payments on the exchange notes.

Your right to receive proceeds from the sale of collateral securing the exchange notes will be subject to prior claims of lenders under our amended senior secured credit facility.

Our amended and restated senior secured credit facility will be secured on a first priority basis by substantially all of our and the guarantors’ assets (other than certain excluded assets), subject to permitted liens and other limitations. The security interests securing the exchange notes and guarantees will be contractually subordinated pursuant to the intercreditor agreement to the prior liens under our amended senior secured credit facility. As a result, holders of the exchange notes will receive distributions from any foreclosure proceeds of any of our and the guarantors’ assets only after borrowings and other obligations under our amended and restated senior secured credit facility have been paid in full.

We may not be able to generate sufficient cash flow to meet our debt service and other obligations due to events beyond our control.

Our ability to generate cash flows from operations and to make scheduled payments on our indebtedness will depend on our future financial performance. Our future financial performance will be affected by a range of economic, competitive and business factors that we cannot control, such as those described under “— Risks Related to Our Business.” A significant reduction in operating cash flows resulting from changes in economic conditions, increased competition or other events beyond our control could increase the need for additional or alternative sources of liquidity and could have a material adverse effect on our business, financial condition, results of operations, prospects and our ability to service our debt and other obligations. If we are unable to service our indebtedness, we will be forced to adopt an alternative strategy that may include actions such as reducing capital expenditures, selling assets, restructuring or refinancing our indebtedness or seeking additional equity capital. We cannot assure you that any of these alternative strategies could be effected on satisfactory terms, if at all, or that they would yield sufficient funds to make required payments on the exchange notes and our other indebtedness.

If for any reason we are unable to meet our debt service and repayment obligations, we would be in default under the terms of the agreements governing our debt, which would allow our creditors at that time to declare certain outstanding indebtedness to be due and payable, which would in turn trigger cross-acceleration or cross-default rights between the relevant agreements. In addition, our lenders could compel us to apply all of our available cash to repay our borrowings or they could prevent us from making payments on the exchange notes. If the amounts outstanding under the exchange notes, the existing notes, our amended senior secured credit facility and any of our other indebtedness, were to be accelerated, we cannot assure you that our assets would be sufficient to repay in full the money owed to the lenders or to our other debt holders, including you as a noteholder.

The existing notes were issued with original issue discount.

The existing notes were issued with original issue discount for U.S. federal income tax purposes. Consequently, holders of the exchange notes will be required to continue including amounts in respect of original issue discount in gross income for U.S. federal income tax purposes in advance of receipt of the cash payments to which the income is attributable. See “Certain U.S. Federal Income Tax Considerations” for a more detailed discussion of certain other U.S. federal income tax consequences related to exchanging existing notes for, and ownership and disposition of, the exchange notes.

The indenture governing the exchange notes and the credit agreement governing our amended senior secured credit facility impose significant operating and financial restrictions on us and our restricted subsidiaries that may prevent us from pursuing certain business opportunities and restrict our ability to operate our business.

The indenture governing the exchange notes and the credit agreement governing our amended senior secured credit facility contain covenants that restrict our and our subsidiaries’ ability to take various actions, such as:

•	incurring or guaranteeing additional indebtedness or issuing disqualified capital stock;

•	creating or incurring liens;

•	engaging in business other than our current business and reasonably related extensions thereof;

•	making loans and investments;

•	paying certain dividends, distributions, redeeming subordinated indebtedness or making other restricted payments;

•	incurring dividend or other payment restrictions affecting certain subsidiaries;

•	leasing, licensing, transferring or selling assets;

•	entering into transactions with affiliates;

•	entering into certain sale/leaseback transactions;

•	consummating a merger, consolidation, reorganization, recapitalization or sale of all or substantially all our assets; and

•	prepaying or defeasing specified indebtedness, including the exchange notes.

Our amended and restated senior secured credit facility also requires us to comply with specified financial ratios, including regarding minimum availability, fixed charge coverage, and first lien leverage, and limits our ability to make capital expenditures in excess of specified amounts.

Our ability to comply with these covenants will likely be affected by events beyond our control, and we cannot assure you that we will satisfy those requirements.

The restrictions contained in the indenture and in the credit agreement governing our amended and restated senior secured credit facility will limit our ability to plan for or react to market conditions, meet capital needs or otherwise restrict our activities or business plans and adversely affect our ability to finance our operations, enter into acquisitions or to engage in other business activities that would be in our interest.

There may not be sufficient collateral to pay all or any portion of the exchange notes and the collateral securing the exchange notes may be reduced or released under certain circumstances.

The value of the collateral at any time will depend on market and other economic conditions, including the availability of suitable buyers for the collateral. By its nature, some or all of the collateral may be illiquid and may have no readily ascertainable market value. The value of the assets pledged as collateral for the exchange notes could be impaired in the future as a result of changing economic conditions, competition or other future trends. In the event of a foreclosure, liquidation, bankruptcy or similar proceeding, we cannot assure you that the proceeds from any sale or liquidation of the collateral will be sufficient to pay our obligations under the exchange notes, in full or at all, after first satisfying our obligations in full under first priority claims, including borrowings and other obligations under our amended senior secured credit facility. Also, we cannot assure you that the fair market value of the collateral securing the exchange notes would be sufficient to pay any amounts due under the exchange notes following their acceleration. If the proceeds of any sale of collateral are not sufficient to repay all amounts due on the exchange notes, the holders of the exchange notes (to the extent not repaid from the proceeds of the sale of the collateral) would have only an unsecured claim against our and the guarantors’ remaining assets and in the context of a bankruptcy case by or against us will mean that you may not be entitled to receive interest payments or reasonable fees, costs or charges due under the exchange notes, and may be required to repay any such amounts already received by you. In addition, we may not have liens perfected on all of the collateral securing the exchange notes prior to their issuance. See the section entitled “Description of the Exchange Notes — Collateral.” Accordingly, there may not be sufficient collateral to pay all or any of the amounts due on the exchange notes. Any claim for the difference between the amount, if any, realized by holders of the exchange notes from the sale of the collateral securing the exchange notes and the obligations under the exchange notes will rank equally in right of payment with all of our other unsecured unsubordinated indebtedness and other obligations, including trade payables.

To the extent that third parties enjoy prior liens, such third parties may have rights and remedies with respect to the property subject to such liens that, if exercised, could adversely affect the value of the collateral. In addition, releases of collateral from the liens securing the exchange notes are permitted under some circumstances.

The collateral is subject to casualty risks.

We will be obligated under the indenture governing the exchange notes to maintain insurance or otherwise insure against hazards as is usually done by corporations operating properties of a similar nature in the same or similar localities. As many of our existing restaurants are located in the Gulf Coast area from Texas to Florida, we are particularly susceptible to damage caused by hurricanes, floods or other severe weather conditions and acts of nature. There are, however, certain losses that may be either uninsurable or not economically insurable, in whole or in part. As a result, it is possible that the insurance proceeds will not compensate us fully for our losses. We cannot assure you that any insurance proceeds received by us upon the total or partial loss of the pledged collateral will be sufficient to satisfy all of our secured obligations, including the exchange notes. See “— Risks Related to Our Business — Because many of our restaurants are concentrated in single geographic areas, our results of operations could be materially adversely affected by regional events.”

Holders of exchange notes are not expected to be able to control decisions regarding collateral.

The collateral agent for the holders of the exchange notes entered into an intercreditor agreement with the agent under our amended and restated senior secured credit facility (who is the first lien collateral agent), which provides, among other things, that unless and until the obligations under our amended senior secured credit facility are paid in full, (1) the holders of the first priority obligations and the first lien collateral agent control substantially all matters related to the collateral that secures the first priority obligations and the exchange notes; (2) the holders of first priority obligations and the first lien collateral agent may foreclose on or take other actions with respect to such collateral with which holders of the exchange notes may disagree or that may be contrary to the interests of holders of the exchange notes; (3) to the extent certain collateral is released from securing first priority obligations to satisfy such claims, the liens securing the exchange notes will also automatically be released without any further action; and (4) the holders of the exchange notes agree to waive certain of their rights in connection with a bankruptcy or insolvency proceeding involving us or any guarantor of the exchange notes. See “Description of the Exchange Notes — Intercreditor Agreement.”

In the event of a bankruptcy, the ability of the noteholders to realize upon the collateral will be subject to certain bankruptcy law limitations.

The right of the collateral agent for the exchange notes to repossess and dispose of the collateral securing the exchange notes upon acceleration is likely to be significantly impaired by federal bankruptcy law if bankruptcy proceedings are commenced by or against us prior to or possibly even after the collateral agent has repossessed and disposed of the collateral. Under the U.S. bankruptcy code, a secured creditor, such as the collateral agent for the holders of the exchange notes, is prohibited from repossessing its security from a debtor in a bankruptcy case, or from disposing of security repossessed from a debtor, without bankruptcy court approval. Moreover, bankruptcy law permits the debtor to continue to retain and to use collateral, and the proceeds, products, rents, or profits of the collateral, even though the debtor is in default under the applicable debt instruments, provided that the secured creditor is given “adequate protection.” The meaning of the term “adequate protection” may vary according to circumstances, but it is intended in general to protect the value of the secured creditor’s interest in the collateral and may include cash payments or the granting of additional security, if and at such time as the court in its discretion determines, for any diminution in the value of the collateral as a result of the stay of repossession or disposition or any use of the collateral by the debtor during the pendency of the bankruptcy case. In view of the broad discretionary powers of a bankruptcy court, it is impossible to predict how long payments under the exchange notes could be delayed following commencement of a bankruptcy case, whether or when the collateral agent would repossess or dispose of the collateral, or whether or to what extent holders of the exchange notes would be compensated for any delay in payment of loss of value of the collateral through the requirements of “adequate protection.” Furthermore, in the event the bankruptcy court determines that the value of the collateral is not sufficient to repay all amounts due on the exchange notes, the holders of the exchange notes would have “undersecured claims” as to the difference. Federal bankruptcy laws do not permit the payment or accrual of interest, costs, and attorneys’ fees for “undersecured claims” during the debtor’s bankruptcy case.

Rights of noteholders in the collateral may be adversely affected by the failure to perfect security interests in certain collateral existing or acquired in the future.

The security interest in the collateral securing the exchange notes will consist of substantially all of our assets, whether now owned or acquired or arising in the future; however, such collateral will not include interests in our leased properties, or the equity interests (except with respect to Landry’s Gaming, Inc.) or assets of our unrestricted subsidiaries, consisting primarily of the Golden Nugget or our foreign subsidiaries. There can be no assurance that the trustee or the collateral agent will monitor, or that we will inform the trustee or the collateral agent of, the future acquisition of property and rights that constitute collateral, and that the necessary action will be taken to properly perfect the security interest in such after acquired collateral. The failure to perfect a security interest in respect of such acquired collateral may result in the loss of the security interest therein or the priority of the security interest in favor of the exchange notes against third parties.

If we or any guarantor were to become subject to a bankruptcy proceeding after the issue date of the exchange notes, any liens recorded or perfected after the issue date of the exchange notes would face a greater risk of being invalidated than if they had been recorded or perfected on the issue date. If a lien is recorded or perfected after the issue date, it may be treated under bankruptcy law as if it were delivered to secure previously existing debt. If bankruptcy proceedings commenced within 90 days of lien perfection, a lien given to secure previously existing debt is materially more likely to be avoided as a preference by the bankruptcy court than if delivered and promptly recorded on the issue date of the exchange notes. Accordingly, if we or a guarantor were to file for bankruptcy after the issue date of the exchange notes and the liens had been perfected less than 90 days before commencement of such bankruptcy proceeding, the liens securing the exchange notes may be especially subject to challenge as a result of having been delivered after the issue date of the exchange notes. To the extent that such challenge succeeded, you would lose the benefit of the security that the collateral was intended to provide.

The exchange notes are structurally subordinated in right of payment to the indebtedness of those of any of our current and future subsidiaries that do not guarantee the exchange notes and, if the guarantees are deemed unenforceable, to those of our guarantors, and the remaining assets of such subsidiaries may not be sufficient to make any payments on the exchange notes.

The exchange notes will not be guaranteed by our unrestricted and foreign subsidiaries. In the case of any subsidiaries that are not guarantors, the exchange notes would be effectively subordinated to all indebtedness and other liabilities of such subsidiaries. Although the guarantees provide the holders of the exchange notes with a direct claim as a creditor against the assets of the subsidiary guarantors, the guarantees may not be enforceable as described in more detail below. If the guarantees by the subsidiary guarantors are not enforceable, the exchange notes would be effectively subordinated to all liabilities of the subsidiary guarantors, including trade payables. As a result of being effectively subordinated to the liabilities of a subsidiary, if there was a dissolution, bankruptcy, liquidation or reorganization of such subsidiary, the holders of the exchange notes would not receive any amounts with respect to the exchange notes until after the payment in full of the claims of creditors of such subsidiary.

Our unrestricted subsidiaries (including Landry’s Gaming, Inc. and its subsidiaries which own and operate the Golden Nugget) are not subject to the restrictive covenants in the indenture under which the exchange notes will be issued.

The following subsidiaries have been designated as unrestricted under the terms of the indenture governing the exchange notes: Landry’s Gaming, Inc., Golden Nugget, Inc., LGE, Inc., GNLV, Corp., GNL, Corp., Golden Nugget Experience, LLC, Texas Gaming, LLC, LCHLN, Inc., Island Entertainment, Inc., Island Hospitality, Inc., Nevada Acquisition Corp., Yorkdale Rainforest Restaurant, Inc. and Rainforest Cafe Canada Holdings, Inc. As a result, these unrestricted subsidiaries, which include the subsidiaries that own and operate the Golden Nugget, will not be subject to the restrictive covenants in the indenture under which the exchange notes are being issued, and they will not guarantee the exchange notes.

Our unrestricted subsidiaries will be able to engage in many of the activities that we and our restricted subsidiaries are prohibited or limited from doing under the terms of such indenture, such as selling, conveying or distributing assets, incurring additional debt, pledging assets, guaranteeing debt, paying dividends, making investments and entering into mergers or other business combinations, subject to certain restrictive covenants in their existing credit facilities and financing documents, as applicable.

Certain actions of our unrestricted subsidiaries or our actions with respect to the equity interests in certain of our unrestricted subsidiaries could be detrimental to our ability to make payments of principal and interest when due and to comply with our other obligations under the exchange notes, and may reduce the amount of our assets that will be available to satisfy your claims should we default on the exchange notes. In addition, our unrestricted subsidiaries may be limited in their ability to pay dividends to us. Unless distributed to us, cash flows generated by our unrestricted subsidiaries will be unavailable to make principal or interest payments on the exchange notes.

A court could cancel the exchange notes or the guarantees and security interests that secure the exchange notes under fraudulent conveyance laws or certain other circumstances.

Our issuance of the exchange notes and the issuance of the guarantees by the guarantors may be subject to review under federal or state fraudulent transfer or conveyance or similar laws.

All of our existing and future domestic restricted subsidiaries will guarantee the exchange notes. If we or any such guarantor becomes a debtor in a case under the U.S. bankruptcy code or encounters other financial difficulty, under federal or state laws governing fraudulent transfer or conveyance, renewable transactions or preferential payments, a court in the relevant jurisdiction might avoid or cancel its guarantee and/or the liens created by the security interests. The court might do so if it found that, when the guarantor entered into its guarantee and security arrangement or, in some states, when payments become due thereunder, (a) it received less than reasonably equivalent value or fair consideration for such guarantee and/or security arrangement and (b) either (i) was or was rendered insolvent, (ii) was left with inadequate capital to conduct its business, or (iii) believed or should have believed that it would incur debts beyond its ability to pay. The court might also avoid such guarantee and/or security arrangement, without regard to the above factors, if it found that the guarantor entered into its guarantee and/or security arrangement with actual or deemed intent to hinder, delay, or defraud our creditors.

Similarly, if we become a debtor in a case under the U.S. bankruptcy code or encounter other financial difficulty, a court might cancel our obligations under the exchange notes, if it found that when we issued the exchange notes (or in some jurisdictions, when payments become due under the exchange notes), factors (a) and (b) above applied to us, or if it found that we issued the exchange notes with actual intent to hinder, delay or defraud our creditors.

A court would likely find that a guarantor did not receive reasonably equivalent value or fair consideration for its guarantee unless it benefited directly or indirectly from the issuance of the exchange notes. If a court avoided such guarantee, holders of the exchange notes would no longer have a claim against such subsidiary. In addition, the court might direct holders of the exchange notes to repay any amounts already received from such subsidiary. If the court were to avoid any guarantee, we cannot assure you that funds would be available to pay the exchange notes from another subsidiary or from any other source.

The indenture states that the liability of each guarantor on its guarantee and security arrangement is limited to the maximum amount that the subsidiary can incur without risk that the guarantee or security arrangement will be subject to avoidance as a fraudulent conveyance. This limitation may not protect the guarantees and/or security arrangements from a fraudulent transfer or conveyance attack or, if it does, the guarantees and/or security arrangements may not be in amounts sufficient, if necessary, to pay obligations under the exchange notes when due.

We may not be able to purchase the exchange notes upon a change of control or an offer to repurchase the exchange notes in connection with an asset sale as required by the indenture.

Upon the occurrence of specific types of change of control events, we will be required to offer to repurchase all of the exchange notes at a price equal to 101% of the aggregate principal amount of the exchange notes repurchased, plus accrued and unpaid interest and additional interest, if any, up to, but not including the date of repurchase. An acquisition of us by Mr. Fertitta or his affiliates is not considered a change of control under the indenture. In addition, in connection with certain asset sales, we may be required to offer to repurchase all of the exchange notes in cash at a price equal to 100% of the principal amount, plus accrued and unpaid interest and additional interest, if any, up to but not including the date of repurchase. We may not have sufficient funds available to repurchase all of the exchange notes tendered pursuant to any such offer and any other debt that would become payable upon a change of control or in connection with such an asset sale offer. Our failure to purchase the exchange notes would be a default under the indenture, which would trigger a default under our amended senior secured credit facility. In that event, we would need to cure or refinance our amended senior secured credit facility before making an offer to purchase any exchange notes.

Additionally, the exercise by the holders of exchange notes of their right to require us to repurchase the exchange notes upon an asset sale could cause a default under our amended senior secured credit facility. In the event an asset sale occurs at a time when we are prohibited from purchasing exchange notes, we could seek the consent of our senior lenders to the purchase of exchange notes or could attempt to refinance the borrowings that contain such prohibition. If we do not obtain a consent or repay those borrowings, our failure to purchase tendered exchange notes would constitute an event of default under the indenture, which would, in turn, likely constitute a default under the other indebtedness, including our amended and restated senior secured credit facility. A change of control under the indenture would also constitute a default under our senior secured credit facility. Upon any such default, the lenders may declare any outstanding obligations under our amended and restated senior secured credit facility immediately due and payable. If such debt repayment were accelerated, we may not have sufficient funds to repurchase the exchange notes and repay the debt. There can be no assurance that we would be able to refinance our indebtedness or, if a refinancing were to occur, that the refinancing would be on terms favorable to us.

In addition, agreements governing future senior indebtedness may contain prohibitions of certain events that would constitute a change of control or require such senior indebtedness to be repurchased or repaid upon a change of control. Moreover, the exercise by the holders of their right to require us to repurchase the exchange notes could cause a default under such agreements, even if the change of control itself does not, due to the financial effect of such repurchase on us. Finally, our ability to pay cash to the holders upon a repurchase may be limited by our then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required repurchases.

The definition of change of control includes a phrase relating to the sale or other transfer of “all or substantially all” of our properties or assets. There is no precise definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty in ascertaining whether a particular transaction would involve a disposition of “all or substantially all” of our assets of any of the companies in question, and therefore it may be unclear as to whether a change of control has occurred and whether the holders of the exchange notes have the right to require us to repurchase such exchange notes.

Changes in respect of debt ratings of the exchange notes may materially and adversely affect the value and trading of the exchange notes.

The exchange notes will be rated by Moody’s Investors Service, Inc. (“Moody’s”) and Standard & Poor’s Rating Services (“S&P”), independent rating agencies. Any future downgrading of the exchange notes by Moody’s and S&P may materially and adversely affect the value and trading of the exchange notes.

An active trading market for the exchange notes may not develop and, as a result, you may not be able to resell the exchange notes. Prices for the exchange notes may be volatile.

The exchange notes will be a new class of securities for which there currently is no established market, and we cannot assure you that any active or liquid trading market will develop for these exchange notes. We do not intend to apply for listing of the exchange notes on any securities exchange or on any automated dealer quotation system. Although we have been informed by the initial purchasers that they currently intend to make a market in the exchange notes, they are not obligated to do so, and any market-making may be discontinued at any time without notice. Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the exchange notes. Any such disruptions could adversely affect the prices at which the exchange notes may be sold. If a market for the exchange notes were to develop, the exchange notes could trade at prices that may be higher or lower than reflected by their initial offering price, depending on many factors, including, among other things:

•	changes in the overall market for high yield securities;

•	changes in our operating performance and financial condition or prospects;

•	the prospects for companies in our industry generally;

•	the number of holders of the exchange notes;

•	the market for similar securities;

•	the interest of securities dealers in making a market for the exchange notes; and

•	prevailing interest rates.

You may suffer adverse consequences if you do not exchange existing notes.

The existing notes that are not exchanged for exchange notes have not been registered with the SEC or in any state. Unless the existing notes are registered, they may only be offered and sold pursuant to an exemption from, or in a transaction that is not subject to, the registration requirements of the Securities Act. Depending upon the percentage of existing notes exchanged for exchange notes, the liquidity of the existing notes may be adversely affected.

USE OF PROCEEDS

We will not receive any cash proceeds from the issuance of the exchange notes. In consideration for issuing the exchange notes as contemplated in this prospectus, we will receive in exchange existing notes in like principal amount. The existing notes surrendered in exchange for exchange notes will be retired and canceled and cannot be reissued. Issuance of the exchange notes will not result in a change in our amount of outstanding debt.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2010, on an actual historical basis. You should read this information in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and notes thereto included in our Annual Report on Form 10-K for the period ended December 31, 2009 and our Quarterly Report on Form 10-Q for the six months ended June 30, 2010, which are incorporated by reference in this prospectus.

	As of June 30, 2010
	Actual	As Adjusted(1)
	(Dollars in thousands)
Cash and cash equivalents (including restricted amounts)	$132,723	$15,514

Long-term debt, including current maturities:
Senior secured revolving credit facility	6,000	12,291
Senior secured term loan (excluding unamortized original issue discount)	148,600	148,600
Existing 11 5/8% senior secured notes (excluding unamortized original issue discount )	453,500	453,500
Existing 7.5% senior notes	783	783
Existing 9.5% senior notes	721	721
Debt at unrestricted and foreign subsidiaries	449,962	449,962

Total debt	1,059,566	1,065,857
Total equity	302,620	302,620

Total capitalization	$1,362,186	$1,368,477

(1)	Pro forma as adjusted for the refinancing transactions, assuming the acquisition of all the stock not already owned by Mr. Fertitta for $24.50 per share, in cash.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following table sets forth selected consolidated financial information as of and for the six months ended June 30, 2010 and 2009, and the years ended December 31, 2009, 2008, 2007, 2006 and 2005. The financial data as of and for the years ended December 31, 2009, 2008, 2007, 2006 and 2005 are derived from our audited consolidated financial statements, and should be read in conjunction with our consolidated financial statements and the notes thereto, which have been audited by Grant Thornton LLP.

The data set forth below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Risk Factors” and our Consolidated Financial Statements and Notes thereto contained in our annual report on Form 10-K for the year ended December 31, 2009 and our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2010, which are incorporated by reference herein.

Discontinued Operations

During 2006, as part of a strategic review of our operations, we initiated a plan to divest certain restaurants, including 136 Joe’s Crab Shack units. Subsequently, several additional locations were added to our disposal plan. The results of operations for all units included in the disposal plan have been reclassified as discontinued operations for all periods presented.

Recent Accounting Pronouncements

In June 2008, the FASB issued new accounting guidance on determining whether instruments granted in share-based payment transactions are participating securities. In accordance with the new accounting guidance, unvested equity-based awards that contain non-forfeitable rights to dividends are considered to participate with common shareholders in undistributed earnings. As a result, our unvested awards of restricted stock are required to be included in the calculation of basic earnings per common share. These participating securities, prior to application of the new accounting guidance, were excluded from weighted-average common shares outstanding in the calculation of basic earnings per common share. We applied the provisions of the new accounting guidance beginning on January 1, 2009, and have calculated and presented basic earnings per common share on this basis for all periods presented.

	Six Months Ended June 30,		Year Ended December 31,
	2010	2009	2009	2008	2007	2006	2005
			(Dollars in Thousands)
REVENUES	$553,338	$538,295	$1,060,234	$1,143,889	$1,160,368	$1,101,994	$864,156
OPERATING COSTS AND EXPENSES:
Cost of revenues	113,346	110,303	218,555	245,381	256,336	249,575	223,864
Labor	176,139	171,815	340,757	366,395	375,144	357,748	258,469
Other operating expenses	143,266	127,200	264,759	288,090	292,298	278,172	213,697
General and administrative expense	36,922	24,680	49,279	51,294	55,756	57,977	47,443
Depreciation and amortization	38,735	35,462	72,038	70,292	65,287	55,857	43,262
Asset impairment expense (1)	3,807	—	2,888	2,409	—	2,966	—
Gain on insurance claims	(1,238)	(4,004)	(4,851)	—	—	—	—
Loss (gain) on disposal of assets	(939)	(1,363)	(2,098)	(59)	(18,918)	(2,295)	(524)
Pre-opening expenses	446	715	1,095	2,266	3,477	5,214	3,030

Total operating costs and expenses	510,484	464,808	942,422	1,026,068	1,029,380	1,005,214	789,241

OPERATING INCOME	42,854	73,487	117,812	117,821	130,988	96,780	74,915
OTHER EXPENSE (INCOME):
Interest expense, net (2)	58,563	53,157	150,270	79,817	72,322	49,139	31,208
Other, net (3)	(16,789)	(556)	(15,372)	17,035	17,119	154	530

Total other expense	41,774	52,601	134,898	96,852	89,441	49,293	31,738

INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	1,080	20,886	(17,086)	20,969	41,547	47,487	43,177
PROVISION (BENEFIT) FOR INCOME TAXES	233	4,934	(9,789)	7,227	14,238	13,393	13,556

INCOME (LOSS) FROM CONTINUING OPERATIONS	847	15,952	(7,297)	13,742	27,309	34,094	29,621
INCOME (LOSS) FROM DISCONTINUED OPERATIONS, NET OF TAXES (1)	(96)	(99)	(206)	(10,569)	(9,626)	(56,146)	15,194

NET INCOME (LOSS)	751	15,853	(7,503)	3,173	17,683	(22,052)	44,815

	Six Months Ended June 30,		Year Ended December 31,
	2010	2009	2009	2008	2007	2006	2005
			(Dollars in Thousands)
LESS: NET INCOME (LOSS) ATTRIBUTABLE TO NONCONTROLLING INTEREST	556	514	1,010	265	(429)	(282)	—

NET INCOME (LOSS) ATTRIBUTABLE TO LANDRY’S	195	15,339	(8,513)	2,908	18,112	(21,770)	44,815
LESS: ACCRETION OF REDEEMABLE NONCONTROLLING INTEREST	—	2,726	7,717	—	—	—	—

NET INCOME (LOSS) AVAILABLE TO LANDRY’S COMMON STOCKHOLDERS	$195	$12,613	$(16,230)	$2,908	$18,112	$(21,770)	$44,815

EARNINGS PER SHARE INFORMATION:
Amounts available to Landry’s common stockholders:
BASIC
Income (loss) from continuing operations	$0.02	$0.79	$(0.99)	$0.84	$1.41	$1.55	$1.31
Income (loss) from discontinued operations	(0.01)	(0.01)	(0.01)	(0.66)	(0.49)	(2.53)	0.67

Net income (loss)	$0.01	$0.78	$(1.00)	$0.18	$0.92	$(0.98)	$1.98

Weighted average number of common shares outstanding	16,240	16,140	16,150	16,140	19,735	22,115	22,600
DILUTED
Income (loss) from continuing operations	$0.02	$0.79	$(0.99)	$0.82	$1.37	$1.51	$1.27
Income (loss) from discontinued operations	(0.01)	(0.01)	(0.01)	(0.64)	(0.47)	(2.47)	0.65

Net income (loss)	$0.01	$0.78	$(1.00)	$0.18	$0.90	$(0.96)	$1.92

Weighted average number of common and common share equivalents outstanding	16,490	16,180	16,150	16,345	20,235	22,785	23,285
Adjusted EBITDA
Net Income (loss)	$751	$15,853	$(7,503)	$3,173	$17,683	$(22,052)	$44,815
Add back:
Provision (benefit) for income tax	233	4,934	(9,789)	7,227	14,238	13,393	13,556
Interest expense, net	58,563	53,157	150,270	79,817	72,322	49,139	31,208
Depreciation and amortization	38,735	35,462	72,038	70,292	65,287	55,857	43,262
Asset impairment expense	3,807	—	2,888	2,409	—	2,966	—

Adjusted EBITDA	$102,089	$109,406	$207,904	$162,918	$169,530	$99,303	$132,841

BALANCE SHEET DATA (AT END OF PERIOD)
Working capital (deficit)	$11,800	$(87,247)	$13,306	$(86,036)	$(149,883)	$(50,056)	$217,461
Total assets	$1,683,221	$1,582,464	$1,700,068	$1,515,324	$1,502,983	$1,464,912	$1,612,579
Short-term notes payable and current portion of notes and other obligations	$29,935	$15,580	$30,181	$8,753	$87,243	$748	$1,852
Long term notes and other obligations, net of current portion	$1,023,351	$915,293	$1,064,759	$862,375	$801,428	$710,456	$816,044
Stockholders’ equity (1)	$301,620	$322,475	$300,554	$294,477	$316,899	$494,707	$516,770

(1)	For the six months ended June 30, 2010 and the years ended December 31, 2009, 2008 and 2006, we recorded asset impairment charges related to continuing operations of $3.8 million ($2.3 million after tax), $2.9 million ($1.9 million after tax), $2.4 million ($1.6 million after tax) and $3.0 million ($2.0 million after tax), respectively, related to the adjustment to estimated fair value of certain restaurant properties and assets. In 2007 and 2006, we also recorded asset impairment charges and other losses totaling $9.9 million ($6.5 million after tax) and $79.8 million ($51.8 million after-tax), respectively, related to discontinued operations.
(2)	In 2009, we accelerated recognition of $26.0 million ($16.9 million after tax) in original issue discount and $9.6 million ($6.2 million after tax) in deferred loan costs, respectively, associated with the extinguishment of our 14.0% Senior Secured Notes. These costs were previously being amortized over the term of the Notes. We also issued $406.5 million of 11 5/8 % Senior Secured Notes (New Notes) and amended and extended our credit facility. In 2007, we recognized an $8.0 million ($5.3 million after-tax) charge for deferred loan costs previously being amortized over the term of our 7.5% Senior Notes.
(3)	For the six months ended June 30, 2010, we recognized a $33.0 million ($21.5 million after tax) gain related to the purchase and retirement of $62.8 million of Golden Nugget second lien debt, offset by $15.3 million ($9.9 million after tax) in non-cash charges associated with interest rate swaps not designated as hedges. In 2009, we recognized a $19.4 million ($12.6 million after tax) gain related to the purchase and retirement of $33.2 million of Golden Nugget second lien debt, offset by $4.0 million in call premiums associated with refinancing our 7.5% and 9.5% Senior Notes. In 2008, we recognized $14.3 million in non-cash charges associated with interest rate swaps not designated as hedges. In 2007, we recorded expenses associated with exchanging the 7.5% Senior Notes for 9.5% Senior Notes of approximately $5.0 million ($3.3 million after tax) and incurred approximately $6.3 million ($4.2 million after tax) in call premiums and expenses associated with refinancing the Golden Nugget debt. We also recorded $5.4 million ($3.5 million after tax) reflecting a non-cash expense for the change in fair value of interest rate swaps related to the new Golden Nugget financing.

Adjusted EBITDA includes asset impairment expense as we consider asset impairment expense to be additional depreciation expense. Adjusted EBITDA has certain limitations and is not a generally accepted accounting principles (“GAAP”) measurement and is presented solely as a supplemental disclosure because we believe that it is a widely used measure of operating performance. Adjusted EBITDA is also not intended to be viewed as a source of liquidity or as a cash flow measure as used in the statement of cash flows. We compensate for these limitations by relying primarily on our GAAP results and using adjusted EBITDA only supplementally as a valuation statistic. Adjusted EBITDA as shown differs from that used in our credit agreements primarily due to non-guarantor subsidiaries and other specifically defined calculations.

THE EXCHANGE OFFER

Purpose and Effect of the Exchange Offer

On April 28, 2010, we completed a private offering of $47.0 million of 11 5/8% Senior Secured Notes due 2015, Series A. In connection with the issuance of the existing notes, we entered into a registration rights agreement in which we agreed to:

•	file with the SEC a registration statement of which this prospectus is a part with respect to a registered offer to exchange the existing notes for the exchange notes;

•	use our reasonable best efforts to cause the registration statement to become effective under the Securities Act; and

•	offer to the holders of the existing notes the opportunity to exchange their existing notes for a like principal amount of exchange notes upon the effectiveness of the registration statement.

See “Registration Rights Agreement” for a summary of the terms of the registration rights agreement.

Based on existing interpretations of the Securities Act by the staff of the SEC described in several no-action letters issued to unrelated third parties, and subject to the following sentence, we believe that the exchange notes issued in the exchange offer may be offered for resale, resold and otherwise transferred by their holders, other than broker-dealers or our “affiliates,” without further compliance with the registration and prospectus delivery provisions of the Securities Act. However, any holder of existing notes who is an affiliate of ours, who is not acquiring the exchange notes in the ordinary course of such holder’s business, or who intends to participate in the exchange offer for the purpose of distributing the exchange notes:

•	will not be able to rely on the interpretations by the staff of the SEC described in the above-mentioned no-action letters;

•	will not be able to tender existing notes in the exchange offer; and

•

must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or transfer of the existing notes unless the sale or transfer is made under an exemption from these requirements.

We do not intend to seek our own no-action letter, and there is no assurance that the staff of the SEC would make a similar determination regarding the exchange notes as it has in these no-action letters to third parties.

Unless you are a holder of existing notes who is not entitled to participate in the exchange offer or who will not receive freely-tradable exchange notes in the exchange offer, following the closing of the exchange offer holders of notes will not have any further registration rights or corresponding rights to additional interest related to the timing of registration statements filed pursuant to the registration rights agreement. Any existing notes outstanding after the exchange offer will continue to be subject to restrictions on transfer. Accordingly, the liquidity of the market for the existing notes could be adversely affected.

Terms of the Exchange Offer

Upon the terms and subject to the conditions stated in this prospectus and in the letter of transmittal, we will accept all existing notes properly tendered and not withdrawn prior to 5:00 p.m. New York City time, on the expiration date. After authentication of the exchange notes by the trustee or an authenticating agent, we will issue $1,000 principal amount of exchange notes in exchange for each $1,000 principal amount of existing notes accepted in the exchange offer. Holders may tender some or all of their existing notes in denominations of $2,000 or any integral multiple of $1,000.

If you wish to exchange your existing notes for exchange notes in the exchange offer, you will be required to represent that:

•	any exchange notes to be received by you will be acquired in the ordinary course of your business;

•

that, at the time of the commencement of the exchange offer, you have no arrangement or understanding with any person to participate in the distribution (within the meaning of Securities Act) of the exchange notes in violation of the Securities Act;

•

that you are not our “affiliate” (as defined in Rule 405 promulgated under the Securities Act) or, if you are an affiliate, you will comply with any applicable registration and prospectus delivery requirements;

•	if you are not a broker-dealer, that you are not engaged in, and do not intend to engage in, the distribution of exchange notes; and

•

if you are a broker-dealer that will receive exchange notes for your own account in exchange for existing notes that were acquired as a result of market-making or other trading activities, that you will deliver a prospectus in connection with any resale of such exchange notes.

You will make these representations to us by signing or agreeing to be bound by the letter of transmittal.

Broker-dealers that are receiving exchange notes for their own account must have acquired the existing notes as a result of market-making or other trading activities in order to participate in the exchange offer. Each broker-dealer that receives exchange notes for its own account pursuant to this exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes during the 180 day period following the completion of the exchange offer, exclusive of any period during which a stop order suspending the effectiveness of the registration statement of which this prospectus is a part is in effect or we have suspended the use of this prospectus. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer during the 180 day period following the closing of the exchange offer in connection with resales of exchange notes received in exchange for existing notes where such existing notes were acquired by such broker-dealer as a result of market-making or other trading activities. We have agreed that, during the 180 day period following the closing of the exchange offer, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.”

The exchange notes will evidence the same debt as the existing notes and will be issued under and entitled to the benefits of the same indenture. The form and terms of the exchange notes are identical in all material respects to the form and terms of the existing notes except that:

•	the exchange notes will be issued in a transaction registered under the Securities Act;

•	the exchange notes will not be subject to transfer restrictions and, except in limited circumstances, holders of exchange notes will have no registration rights; and

•	provisions providing for an increase in the stated interest rate on the existing notes if the existing notes are not exchanged for registered exchange notes will be eliminated.

Holders of existing notes that are not entitled to participate in the exchange offer and holders who do not receive freely-tradable exchange notes will have, for a period of 30 days, the right to require us to file a registration statement covering resales of their notes. If we do not timely file or cause this resale registration statement to become effective, these holders will be entitled to additional interest. See “Registration Rights Agreement.”

As of the date of this prospectus, $47,000,000 aggregate principal amount of the existing notes was outstanding. In connection with the issuance of the existing notes, we arranged for the existing notes to be issued and transferable in book-entry form through the facilities of DTC, acting as depositary. The exchange notes will also be issuable and transferable in book-entry form through DTC.

This prospectus, together with the accompanying letter of transmittal, is initially being sent to all registered holders as of the close of business on August 26, 2010. We intend to conduct the exchange offer as required by the Exchange Act, and the rules and regulations of the SEC under the Exchange Act, including Rule 14e-1, to the extent applicable.

The exchange offer is not conditioned upon any minimum aggregate principal amount of existing notes being tendered, and holders of the existing notes do not have any appraisal or dissenters’ rights under the General Corporation Law of the State of Delaware or under the indenture in connection with the exchange offer. No governmental approvals or consents must be received to consummate the exchange offer. We shall be considered to have accepted existing notes tendered according to the procedures in this prospectus when, as and if we have given oral or written notice of acceptance to the exchange agent. See “— Exchange Agent.” The exchange agent will act as agent for the tendering holders for the purpose of receiving exchange notes from us and delivering exchange notes to those holders.

If any tendered existing notes are not accepted for exchange because of an invalid tender or the occurrence of other events described in this prospectus, the unaccepted existing notes will be credited to the holder’s account at DTC according to the procedures described below or, in the case of existing notes tendered by delivery of certificates, certificates for these unaccepted existing notes will be returned, at our cost, to the tendering holder of the existing notes, promptly after the expiration date.

Holders who tender existing notes in the exchange offer will not be required to pay brokerage commissions or fees or, except as described in the following sentence, transfer taxes related to the exchange of existing notes in the exchange offer. If you instruct us to register exchange notes in the name of, or request that existing notes not tendered or not accepted in the exchange offer be returned to, a person other than you, you will be responsible for the payment of any applicable transfer tax. We will pay all charges and expenses, other than applicable taxes, in connection with the exchange offer. See “— Solicitation of Tenders; Fees and Expenses.”

Neither we nor our board of directors makes any recommendation to holders of existing notes as to whether to tender or refrain from tendering all or any portion of their existing notes pursuant to the exchange offer. Moreover, no one has been authorized to make any recommendation. Holders of existing notes must make their own decision whether to tender in the exchange offer and, if so, the amount of existing notes to tender after reading this prospectus and the letter of transmittal and consulting with their advisors, if any, based on their own financial position and requirements.

Expiration Date; Extensions; Amendments

The term “expiration date” shall mean 5:00 p.m., New York City time, on September 28, 2010 unless we, in our sole discretion, extend the exchange offer, in which case the term “expiration date” shall mean the latest date to which the exchange offer is extended.

We expressly reserve the right, in our sole discretion:

•

to delay acceptance of any existing notes or to terminate the exchange offer and to refuse to accept existing notes not previously accepted, if any of the conditions described under “— Conditions” shall have occurred and shall not have been waived by us;

•	to extend the expiration date of the exchange offer;

•	to amend the terms of the exchange offer in any manner;

•	to purchase or make offers for any existing notes that remain outstanding subsequent to the expiration date; and

•	to the extent permitted by applicable law, to purchase existing notes in the open market, in privately negotiated transactions or otherwise.

The terms of the purchases or offers described in the fourth and fifth clauses above may differ from the terms of the exchange offer.

Any delay in acceptance, termination, extension, or amendment will be followed as promptly as practicable by oral or written notice to the exchange agent and by making a public announcement. If the exchange offer is amended in a manner determined by us to constitute a material change, we will promptly disclose the amendment in a manner reasonably calculated to inform the holders.

Without limiting the manner in which we may choose to make public announcements of any delay in acceptance, termination, extension, or amendment of the exchange offer, we shall have no obligation to publish, advise, or otherwise communicate any public announcement, other than by making a timely press release to an appropriate news agency.

You are advised that we may extend the exchange offer because some of the holders of the existing notes do not tender on a timely basis.

Interest on the Exchange Notes

The exchange notes will bear interest from November 30, 2009, or, if later, the most recent date on which interest was paid or provided for on the existing notes surrendered for the exchange notes, at a rate of 11 5/8% per year. Accordingly, holders of existing notes that are accepted for exchange will not receive interest that is accrued but unpaid on the existing notes at the time of tender. We will pay interest on the exchange notes twice a year, on December 1st and June 1st, beginning June 1, 2010.

Procedures for Tendering

Only a holder may tender his, her or its existing notes in the exchange offer. Any beneficial owner whose existing notes are registered in the name of such owner’s broker, dealer, commercial bank, trust company or other nominee or are held in book-entry form and who wishes to tender should contact the registered holder promptly and instruct the registered holder to tender on such owner’s behalf. If the beneficial owner wishes to tender on his, her or its own behalf, the beneficial owner must, prior to completing and executing the letter of transmittal and delivering the owner’s existing notes, either make appropriate arrangements to register ownership of the existing notes in the owner’s name or obtain a properly completed bond power from the registered holder. The transfer of record ownership may take considerable time and may not be completed prior to the expiration time.

The tender by a holder will constitute an agreement between the holder, us and the exchange agent according to the terms and subject to the conditions described in this prospectus and in the letter of transmittal.

A holder who desires to tender existing notes and who cannot comply with the procedures set forth in this prospectus for tender on a timely basis or whose existing notes are not immediately available must comply with the procedures for guaranteed delivery set forth below.

The method of delivery of existing notes and the letter of transmittal and all other required documents to the exchange agent is at the election and risk of the holders. Delivery of such documents will be deemed made only when actually received by the exchange agent or deemed received under the ATOP procedures described below. In all cases, sufficient time should be allowed to assure delivery to the exchange agent prior to the expiration date. No letter of transmittal or existing notes should be sent to us. Holders may also request that their respective brokers, dealers, commercial banks, trust companies or nominees effect the tender for holders in each case as described in this prospectus and in the letter of transmittal.

Existing Notes Held in Book-Entry Form

We understand that the exchange agent will make a request promptly after the date of the prospectus to establish accounts for the existing notes at DTC for the purpose of facilitating the exchange offer, and subject to their establishment, any financial institution that is a participant in DTC may make book-entry delivery of existing notes by causing DTC to transfer the existing notes into the exchange agent’s account for the existing notes using DTC’s procedures for transfer.

The exchange agent and DTC have confirmed that the exchange offer is eligible for DTC’s Automated Tender Offer Program (ATOP). Accordingly, DTC participants may, instead of physically completing and signing the letter of transmittal and delivering it to the exchange agent, electronically transmit their acceptance of the exchange offer by causing DTC to transfer existing notes held in book-entry form to the exchange agent in accordance with DTC’s ATOP procedures for transfer. DTC will then send a book-entry confirmation, including an agent’s message to the exchange agent.

The term “agent’s message” means a message transmitted by DTC, received by the exchange agent and forming part of the book-entry confirmation, which states that DTC has received an express acknowledgment from the participant in DTC tendering existing notes that are the subject of that book-entry confirmation that the participant has received and agrees to be bound by the terms of the letter of transmittal, and that we may enforce such agreement against such participant. If you use ATOP procedures to tender existing notes you will not be required to deliver a letter of transmittal to the exchange agent, but you will be bound by its terms just as if you had signed it.

If you desire to tender existing notes held in book-entry form with DTC, the exchange agent must receive, prior to 5:00 p.m. New York City time on the expiration date, at its address set forth in this prospectus, a confirmation of book-entry transfer of the existing notes into the exchange agent’s account at DTC, which is referred to in this prospectus as a “book-entry confirmation,” and an agent’s message transmitted pursuant to DTC’s ATOP procedures. In lieu of transmitting an agent’s message pursuant to DTC’s ATOP procedures, you may deliver to the exchange agent, prior to 5:00 p.m. New York City time on the expiration date, at the address set forth in this prospectus, a properly completed and validly executed letter of transmittal, or manually signed facsimile thereof, together with any signature guarantees and other documents required by the instructions in the letter of transmittal.

Existing Notes Held in Certificated Form

For a holder to validly tender existing notes held in physical, or certificated, form, the exchange agent must receive, prior to 5:00 p.m. New York City time on the expiration date, at its address set forth in this prospectus:

•

a properly completed and validly executed letter of transmittal, or a manually signed facsimile thereof, together with any signature guarantees and any other documents required by the instructions to the letter of transmittal; and

•	certificates for tendered existing notes.

Signatures

Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or an “eligible guarantor institution” within the meaning of Rule 17Ad-15 under the Exchange Act, unless the existing notes tendered with the letter of transmittal are tendered:

•

by a registered holder who has not requested that exchange notes or certificates representing existing notes not being tendered be issued to a person other than the registered holder, sent to an address other than that of a registered holder or credited to different account maintained at DTC; or

•	for the account of an institution eligible to guarantee signatures.

If the letter of transmittal is signed by a person other than the registered holder or DTC participant who is listed as the owner, the existing notes must be endorsed or accompanied by appropriate bond powers which authorize the person to tender the existing notes on behalf of the registered holder or DTC participant who is listed as the owner, in either case signed as the name of the registered holder who appears on the existing notes or the DTC participant who is listed as the owner. If the letter of transmittal or any existing notes or bond powers are signed or endorsed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, those persons should so indicate when signing, and unless waived by us, evidence satisfactory to us of their authority to so act must be submitted with the letter of transmittal.

If you tender your notes through ATOP, signatures and signature guarantees are not required.

Determinations of Validity

All questions as to the validity, form, eligibility, including time of receipt, acceptance and withdrawal of the tendered existing notes will be determined by us in our sole discretion. This determination will be final and binding. We reserve the absolute right to reject any and all existing notes not properly tendered or any existing notes our acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any irregularities or conditions of tender as to particular existing notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of existing notes must be cured within the time we shall determine. Although we intend to notify holders of defects or irregularities related to tenders of existing notes, neither we, the exchange agent nor any other person shall be under any duty to give notification of defects or irregularities related to tenders of existing notes, nor shall any of us incur liability for failure to give notification. Tenders of existing notes will not be considered to have been made until the irregularities have been cured or waived. Any existing notes received by the exchange agent that we determine are not properly tendered or the tender of which is otherwise rejected by us and as to which the defects or irregularities have not been cured or waived by us will be returned by the exchange agent to the tendering holder unless otherwise provided in the letter of transmittal, promptly following the expiration date.

Guaranteed Delivery Procedures

Holders who wish to tender their existing notes and:

•	whose existing notes are not immediately available;

•	who cannot complete the procedure for book-entry transfer on a timely basis;

•	who cannot deliver their existing notes, the letter of transmittal or any other required documents to the exchange agent prior to the expiration date; or

•	who cannot complete a tender of existing notes held in book-entry form using DTC’s ATOP procedures on a timely basis;

may effect a tender if they tender through an institution eligible to guarantee signatures described under “— Procedures for Tendering — Signatures,” or if they tender using ATOP’s guaranteed delivery procedures.

A tender of existing notes made by or through an eligible institution will be accepted if:

•

prior to 5:00 p.m., New York City time, on the expiration date, the exchange agent receives from an eligible institution a properly completed and duly executed notice of guaranteed delivery, by facsimile transmittal, mail or hand delivery, that:

(1)	sets forth the name and address of the holder, the certificate number or numbers of the holder’s existing notes and the principal amount of the existing notes tendered;

(2)	states that the tender is being made; and

(3)	guarantees that, within three business days after the expiration date, a properly completed and validly executed letter of transmittal or facsimile, together with a certificate(s) representing the existing notes to be tendered in proper form for transfer, or a confirmation of book-entry transfer into the exchange agent’s account at DTC of existing notes delivered electronically, and any other documents required by the letter of transmittal will be deposited by the eligible institution with the exchange agent.

•

the properly completed and executed letter of transmittal or a facsimile, together with the certificate(s) representing all tendered existing notes in proper form for transfer, or a book-entry confirmation, and all other documents required by the letter of transmittal are received by the exchange agent within three business days after the expiration date.

A tender made through DTC’s ATOP procedures will be accepted if:

•

prior to 5:00 p.m., New York City time, on the expiration date, the exchange agent receives an agent’s message from DTC stating that DTC has received an express acknowledgment from the participant in DTC tendering the existing notes that they have received and agree to be bound by the notice of guaranteed delivery; and

•	the exchange agent receives, within three business days after the expiration date, either:

(1)	a book-entry conformation, including an agent’s message, transmitted via DTC’s ATOP procedures; or

(2)	a properly completed and executed letter of transmittal or a facsimile, together with the certificate(s) representing all tendered existing notes in proper form for transfer, or a book-entry confirmation, and all other documents required by the letter of transmittal.

Upon request to the exchange agent, a notice of guaranteed delivery will be sent to holders who wish to tender their existing notes according to the guaranteed delivery procedures described above.

Withdrawal of Tenders

Except as otherwise provided in this prospectus, tenders of existing notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the expiration date. To withdraw a tender of existing notes in the exchange offer:

•	a written or facsimile transmission of a notice of withdrawal must be received by the exchange agent at its address listed below prior to 5:00 p.m., New York City time, on the expiration date; or

•	you must comply with DTC’s ATOP withdrawal procedures.

Any notice of withdrawal must:

•	specify the name of the person having deposited the existing notes to be withdrawn;

•

identify the existing notes to be withdrawn, including the certificate number or numbers and principal amount of the existing notes or, in the case of existing notes transferred by book-entry transfer, the name and number of the account at DTC from which the existing notes were tendered and the name and number of the account at DTC to be credited;

•

be signed by the same person and in the same manner as the original signature on the letter of transmittal by which the existing notes were tendered, including any required signature guarantee, or be accompanied by documents of transfer sufficient to permit the trustee for the existing notes to register the transfer of the existing notes into the name of the person withdrawing the tender; and

•	specify the name in which any of these existing notes are to be registered, if different from that of the person who deposited the existing notes to be withdrawn.

All questions as to the validity, form and eligibility, including time of receipt, of the withdrawal notices will be determined by us, and our determination shall be final and binding on all parties. Any existing notes so withdrawn will be judged not to have been tendered according to the procedures in this prospectus for purposes of the exchange offer, and no exchange notes will be issued in exchange for those existing notes unless the existing notes so withdrawn are validly retendered. Any existing notes that have been tendered but are not accepted for exchange will be returned to the holder of the existing notes without cost to the holder or, in the case of existing notes tendered by book-entry transfer into the holder’s account at DTC according to the procedures described above. This return or crediting will take place as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn existing notes may be retendered by following one of the procedures described above under “— Procedures for Tendering” at any time prior to the expiration date.

Conditions

The exchange offer is subject only to the following conditions:

•	the compliance of the exchange offer with applicable law, any applicable interpretation of the Staff of the SEC or any order of any governmental agency or court of competent jurisdiction;

•	the proper tender of the existing notes;

•

the representation by each holder of the existing notes (i) that any exchange notes to be received by it will be acquired in the ordinary course of its business; (ii) that, at the time of the commencement of the exchange offer, it has no arrangement or understanding with any person to participate in the distribution (within the meaning of Securities Act) of the exchange notes in violation of the Securities Act; (iii) that it is not our “affiliate” (as defined in Rule 405 promulgated under the Securities Act) or, if it is an affiliate, it will comply with any applicable registration and prospectus delivery requirements; (iv) if such holder is not a broker-dealer, that it is not engaged in, and does not intend to engage in, the distribution of exchange notes; and (v) if such holder is a broker-dealer that will receive exchange notes for its own account in exchange for existing notes that were acquired as a result of market-making or other trading activities, that it will deliver a prospectus in connection with any resale of such exchange notes; and

•	no judicial or administrative proceeding is pending or shall have been threatened that would limit us from proceeding with the exchange offer.

If any of these conditions are not met, we will not be required to accept for exchange, or to issue exchange notes in exchange for, any existing notes and may terminate or amend the exchange offer. These conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any such condition or may be waived by us in whole or in part at any time and from time to time in our discretion. All such conditions must be satisfied or waived by us at or before the expiration date.

Exchange Agent

Deutsche Bank Trust Company Americas has been appointed as exchange agent for the exchange offer. In this capacity, the exchange agent has no fiduciary duties and will be acting solely on the basis of our directions. Requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal, and requests for the notice of guaranteed delivery should be directed to the exchange agent. You should send certificates for existing notes, letters of transmittal and any other required documents to the exchange agent addressed to:

By Mail:

DB Services Tennessee, Inc.

Reorganization Unit

P.O. Box 305050

Nashville, TN 37230

By Overnight Mail or Courier:

DB Services Tennessee, Inc.

Trust and Securities Services

Reorganization Unit

648 Grassmere Park Road

Nashville, TN 37211

Delivery of the letter of transmittal to an address other than as listed above or transmission of instructions via facsimile other than as described above does not constitute a valid delivery of the letter of transmittal.

Solicitation of Tenders; Fees and Expenses

We will bear the expenses of requesting that holders of existing notes tender those notes for exchange notes. The principal solicitation under the exchange offer is being made by mail. Additional solicitations may be made by our officers and regular employees and our affiliates in person, by telegraph, telephone or telecopier.

We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to brokers, dealers or other persons soliciting acceptances of the exchange offer. We, however, will pay the exchange agent reasonable and customary fees for its services and will reimburse the exchange agent for its reasonable out-of-pocket costs and expenses in connection with the exchange offer and will indemnify the exchange agent for all losses and claims incurred by it as a result of the exchange offer. We may also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this prospectus, letters of transmittal and related documents to the beneficial owners of the existing notes and in handling or forwarding tenders for exchange.

We will pay the expenses to be incurred in connection with the exchange offer, including fees and expenses of the exchange agent and trustee, SEC registration fees, and accounting and legal fees, printing costs, transfer taxes and related fees and expenses.

You will not be obligated to pay any transfer tax in connection with the exchange, except if you instruct us to register exchange notes in the name of, or request that notes not tendered or not accepted in the exchange offer be returned to, a person other than you, you will be responsible for the payment of any applicable transfer tax.

Accounting Treatment

The exchange notes will be recorded at the same carrying value as the existing notes, as reflected in our accounting records on the date of the exchange. Accordingly, no gain or loss for accounting purposes will be recognized by us upon the closing of the exchange offer. We will amortize the expenses of the exchange offer over the term of the exchange notes.

Federal Income Tax Consequences

The exchange of the existing notes for the exchange notes in the exchange offer will not constitute a taxable event or exchange for U.S. federal income tax purposes, and thus will have no U.S. federal income tax consequences to holders of existing notes. The exchange notes received pursuant to the exchange offer will be treated as a continuation of the existing notes. Consequently, there will be no change in a holder’s adjusted tax basis in the exchange notes, and the holder’s holding period in the exchange notes will be the same as that applicable to the existing notes. In addition, the U.S. federal income tax consequences of holding and disposing of the exchange notes will be the same as those applicable to the existing notes.

Participation in the Exchange Offer; Untendered Notes

Participation in the exchange offer is voluntary. Holders of the existing notes are urged to consult their financial and tax advisors in making their own decisions on what action to take.

As a result of the making of, and upon acceptance for exchange of all existing notes tendered under the terms of, this exchange offer, we will have fulfilled a covenant contained in the terms of the registration rights agreement. Holders of the existing notes who do not tender in the exchange offer will continue to hold their existing notes and will be entitled to all the rights, and subject to the limitations, applicable to the existing notes under the indenture. Holders of existing notes will no longer be entitled to any rights under the registration rights agreement that by their terms terminate or cease to have further effect as a result of the making of this exchange offer. See “Description of the Exchange Notes” and “Registration Rights Agreement.” All untendered existing notes will continue to be subject to the restrictions on transfer described in the indenture. To the extent that existing notes are tendered and accepted in the exchange offer, the trading market for untendered existing notes could be adversely affected. This is because there will probably be many fewer remaining existing notes outstanding following the exchange, significantly reducing the liquidity of the untendered notes.

We may in the future seek to acquire untendered existing notes in the open market or through privately negotiated transactions, through subsequent exchange offers or otherwise. We intend to make any acquisitions of existing notes following the applicable requirements of the Exchange Act, and the rules and regulations of the SEC under the Exchange Act, including Rule 14e-1, to the extent applicable. We have no present plan to acquire any existing notes that are not tendered in the exchange offer or to file a registration statement to permit resales of any existing notes that are not tendered in the exchange offer.

DESCRIPTION OF THE EXCHANGE NOTES

You can find the definitions of certain terms used in this description under the subheading “Certain Definitions.” In this description, “Landry’s” refers only to Landry’s Restaurants, Inc. and not to any of its subsidiaries.

In a separate private offering, Landry’s previously issued $406.5 million aggregate principal amount of its 11 5/8% senior secured notes due 2015 on November 30, 2009 under an indenture among itself, the Guarantors, Wilmington Trust FSB (as successor trustee to Deutsche Bank Trust Company Americas), as trustee, and Deutsche Bank Trust Company Americas, as collateral agent, all of which were exchanged for $406.5 million aggregate principal amount of registered 11 5/8% senior secured notes due 2015 pursuant to a separate exchange offer that expired on May 24, 2010 (collectively, the “Initial Notes”).

Landry’s will issue the exchange notes for the instant offering under the same indenture, as amended. The exchange notes will be subject to and governed by the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”). The terms of the exchange notes will include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act. Unless the context requires otherwise, all references to the “Notes” include the Initial Notes, the existing notes and the exchange notes. The Initial Notes, the exchange notes and the existing notes will be treated as a single class for all purposes of the indenture.

The following description is a summary of the material provisions of the indenture, but it does not restate the agreement in its entirety. Since this description is only a summary, you should refer to the indenture and the Notes, a copy of which we are filing with the SEC concurrently with the filing of this prospectus, for a complete description of our obligations and your rights. Certain defined terms used in this description but not defined below under “— Certain Definitions” have the meanings assigned to them in the indenture.

The registered holder of an exchange note will be treated as the owner of it for all purposes. Only registered holders will have rights under the indenture.

Brief Description of the Notes and the Note Guarantees

The Notes

The Notes:

•	will be senior secured obligations of Landry’s, subject to prior liens securing the Senior Secured Credit Facility and certain other Permitted Liens;

•

will be pari passu in right of payment to all senior indebtedness of Landry’s, but effectively senior to all unsecured indebtedness of Landry’s to the extent of the assets securing the Notes and effectively junior to the Senior Secured Credit Facility and to all obligations secured by certain other Permitted Liens to the extent of the assets securing such obligations;

•	will be senior in right of payment to all subordinated indebtedness of Landry’s; and

•	will be unconditionally guaranteed on a senior secured basis by the Guarantors.

The Notes will be effectively subordinated to all borrowings under the Senior Secured Credit Facility, which will be secured by substantially all of the assets of Landry’s. See “Risk Factors — Risks Related to the Exchange Notes — Your right to receive proceeds from the sale of collateral securing the exchange notes will be subject to prior claims of lenders under our amended senior secured credit facility.” The existing notes and the exchange notes will be treated as a single class for all purposes under the indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase. As of June 30, 2010, there was $154.6 million of borrowings outstanding, and $53.7 million of additional borrowings available, including the effect of the outstanding letters of credit, under the Senior Secured Credit Facility.

The Note Guarantees

The Notes and all of Landry’s obligations under the indenture will be guaranteed jointly and severally by all of Landry’s existing and future Domestic Restricted Subsidiaries.

Each guarantee of the Notes:

•	will be senior secured obligations of the Guarantor, subject to prior liens securing the Guarantor’s guarantee of the Senior Secured Credit Facility and other Permitted Liens;

•	will be pari passu in right of payment to all senior indebtedness of the Guarantor; and

•	will be senior in right of payment to any subordinated indebtedness of the Guarantor.

The guarantees of the Notes will be effectively subordinated to the Guarantors’ guarantees of borrowings under the Senior Secured Credit Facility, which will be secured by substantially all of the assets of the Guarantors. See “Risk Factors — Risks Related to the Exchange Notes — Your right to receive proceeds from the sale of collateral securing the exchange notes will be subject to prior claims of lenders under our amended senior secured credit facility.”

Pursuant to the terms of the Intercreditor Agreement and the other Collateral Agreements, the Lien on the assets of Landry’s and the Guarantors that secures the Notes and the Note Guarantees will be contractually subordinated to the Liens thereon that secure First Priority Claims, including all Obligations under the Senior Secured Credit Facility. Consequently, the Notes and the Note Guarantees will be effectively subordinated to the First Priority Claims to the extent of the value of such assets.

Restricted and Unrestricted Subsidiaries

As of the Issue Date, certain of Landry’s Subsidiaries listed below under the caption “— Certain Covenants — Designation of Restricted and Unrestricted Subsidiaries,” including the Subsidiaries of Landry’s that own and operate Landry’s gaming division, comprising the Golden Nugget Hotels and Casinos in Las Vegas and Laughlin, Nevada, will be “Unrestricted Subsidiaries.” Unrestricted Subsidiaries generally will not be subject to the restrictive covenants in the indenture and will not guarantee the Notes. On the Issue Date, all of Landry’s other Subsidiaries will be “Restricted Subsidiaries.” However, under the circumstances described below under the caption “— Certain Covenants — Designation of Restricted and Unrestricted Subsidiaries,” Landry’s will be permitted to designate other Subsidiaries (including Subsidiaries that currently are Restricted Subsidiaries) to be “Unrestricted Subsidiaries.”

Principal, Maturity and Interest

Landry’s issued $47.0 million in aggregate principal amount of existing notes in the offering. Landry’s may issue additional notes under the indenture from time to time. Any issuance of additional notes is subject to all of the covenants in the indenture, including the covenant described below under the caption “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock.” The Notes and any additional notes subsequently issued under the indenture will be treated as a single class for all purposes under the indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase. Any additional notes issued after this offering will be secured equally and ratably with the Notes. As a result, the issuance of additional notes will have the effect of diluting the security interest of the Collateral for the then outstanding notes. Unless otherwise provided or the context otherwise requires, for all purposes of the indenture and this “Description of the Exchange Notes,” references to the Notes include any additional notes that may be issued. Landry’s will issue Notes in denominations of $2,000 and integral multiples of $1,000 thereof. The Notes will mature on December 1, 2015.

Interest on the Notes will accrue at the rate of 11 5/8% per annum and will be payable semi-annually in arrears on December 1 and June 1 of each year, commencing on June 1, 2010. Interest on overdue principal and interest and Liquidated Damages, if any, will accrue at a rate that is 2% higher than the then applicable interest rate on the Notes. Landry’s will make each interest payment to the holders of record on the immediately preceding November 15 and May 15.

Interest on the Notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Methods of Receiving Payments on the Notes

If a holder of Notes has given wire transfer instructions to Landry’s, Landry’s will pay all principal of, and interest and premium and Liquidated Damages, if any, on, that holder’s Notes in accordance with those instructions. All other payments on the Notes will be made at the office or agency of the paying agent and registrar unless Landry’s elects to make interest payments by check mailed to the noteholders at their address set forth in the register of holders.

Paying Agent and Registrar for the Notes

The trustee will initially act as paying agent and registrar. Landry’s may change the paying agent or registrar without prior notice to the holders of the Notes, and Landry’s or any of its Subsidiaries may act as paying agent or registrar.

Transfer and Exchange

A holder may transfer or exchange Notes in accordance with the provisions of the indenture. The registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents in connection with a transfer of Notes. Holders will be required to pay all taxes due on transfer. Landry’s will not be required to transfer or exchange any note selected for redemption. Also, Landry’s will not be required to transfer or exchange any note for a period of 15 days before a selection of Notes to be redeemed.

Note Guarantees

The Notes and all of Landry’s obligations under the indenture will be guaranteed by each of Landry’s current and future Domestic Restricted Subsidiaries. These Note Guarantees will be joint and several obligations of the Guarantors. The obligations of each Guarantor under its Note Guarantee will be limited as necessary to prevent that Note Guarantee from constituting a fraudulent conveyance under applicable law, although no assurance can be given that a court would give holders of the Notes the benefit of such a provision. See “Risk Factors — Risks Related to the Exchange Notes — A court could cancel the exchange notes or the guarantees and security interests that secure the exchange notes under fraudulent conveyance laws or certain other circumstances.”

A Guarantor may not sell or otherwise dispose of all or substantially all of its assets to, or consolidate with or merge with or into (whether or not such Guarantor is the surviving Person) another Person, other than Landry’s or another Guarantor, unless:

(1)	immediately after giving effect to that transaction, no Default or Event of Default exists; and

(2)	either:

(a) the Person acquiring the property in any such sale or disposition or the Person formed by or surviving any such consolidation or merger (if other than such Guarantor) assumes all the obligations of that

Guarantor under the indenture, its Note Guarantee, the Registration Rights Agreement and the Collateral Agreements by operation of law or pursuant to a supplemental indenture satisfactory to the trustee and collateral agent; or

(b) the Net Proceeds of such sale or other disposition are applied in accordance with the applicable provisions of the indenture.

The Note Guarantee of a Guarantor will be released:

(1)	in connection with any sale or other disposition of all or substantially all of the assets of that Guarantor (including by way of merger or consolidation) to a Person that is not (either before or after giving effect to such transaction) Landry’s or a Restricted Subsidiary of Landry’s, if the sale or other disposition does not violate the “Asset Sale” provisions of the indenture;

(2)	in connection with any sale or other disposition of all of the Capital Stock of that Guarantor (including by way of merger or consolidation) to a Person that is not (either before or after giving effect to such transaction) Landry’s or a Restricted Subsidiary of Landry’s, if the sale or other disposition does not violate the “Asset Sale” provisions of the indenture;

(3)	if Landry’s designates that Guarantor to be an Unrestricted Subsidiary in accordance with the applicable provisions of the indenture; or

(4)	upon legal defeasance, covenant defeasance, or satisfaction and discharge of the indenture as provided below under the captions “— Legal Defeasance and Covenant Defeasance” and “— Satisfaction and Discharge.”

Collateral

The Notes and the Note Guarantees will be secured, subject to prior Liens securing the Senior Secured Credit Facility and certain other Permitted Liens, by a Lien on substantially all existing and future property and assets owned by Landry’s or the Guarantors, including a pledge of the Capital Stock of each Domestic Restricted Subsidiary and first tier foreign subsidiary owned directly by Landry’s or the Guarantors, except as described below.

The Collateral will not include:

(i) leased real property;

(ii) the Voting Stock of any CFC Subsidiary in excess of 65% of the outstanding Voting Stock of such CFC Subsidiary owned directly by Landry’s or a Domestic Restricted Subsidiary of Landry’s;

(iii) the capital stock or assets of any Unrestricted Subsidiary (other than the capital stock of Landry’s Gaming, Inc., subject to and upon receipt of approval of the Nevada gaming authorities, and, to the extent designated as Unrestricted Subsidiaries after the issue date, any of the Subsidiaries of Landry’s that operate Landry’s Saltgrass Steak House division);

(iv) rights under any contracts, leases or other instruments that contain a valid and enforceable prohibition on assignment of such rights (other than to the extent that any such prohibition would be rendered ineffective pursuant to Sections 9-406, 9-407, 9-408 or 9-409 of the Uniform Commercial Code of any relevant jurisdiction or any other applicable law or principles of equity), but only for so long as such prohibition exists and is effective and valid;

(v) property and assets owned by Landry’s or any Guarantors that are the subject of Permitted Liens described in clauses (4), (5), (7) or (13) of the definition thereof for so long as such Permitted Liens are in effect and the Indebtedness secured thereby otherwise prohibits any other Liens thereon;

(vi) property and assets owned by Landry’s or any Guarantor in which a Lien may not be granted without governmental approval or consent or in which the granting of a Lien is prohibited by applicable law (other than (a) to the extent that any such requirement or prohibition would be rendered ineffective pursuant to Sections 9-406, 9-408 or 9-409 of the Uniform Commercial Code of any relevant jurisdiction or any other applicable law or principles of equity, or (b) to the extent that Landry’s or the applicable Guarantor has obtained such approval or consents); and

(vii) any assets with respect to which the burden or cost of obtaining or perfecting a security interest or lien sufficiently outweighs the benefit to the holders of the Notes and the lenders under the Senior Secured Credit Facility, as set forth in an officers’ certificate delivered to the trustee and consented to by the agent or other representative for the lenders under the Senior Secured Credit Facility;

(the excluded assets set forth in clauses (i)-(vii) are collectively referred to as the “Excluded Collateral”).

Intercreditor Agreement

A summary of certain sections of the Intercreditor Agreement is set forth below.

First Priority Claims; Notes Effectively Subordinated to First Priority Claims. The Obligations under the Senior Secured Credit Facility will, and certain other Indebtedness permitted under the indenture may, be secured by a Lien on the Collateral, which Lien will be contractually senior to the Lien thereon that secures the Notes and the Note Guarantees (“Second Priority Claims”) pursuant to the Intercreditor Agreement. Such Obligations are referred to as “First Priority Claims” More specifically, First Priority Claims include the Obligations under the Senior Secured Credit Facility, as well as certain Hedging Obligations and First Priority Cash Management Obligations. By their acceptance of the Notes, the holders will be deemed to have authorized the collateral agent to enter into the Intercreditor Agreement with the First Priority Agent. As a result, the Notes will be effectively subordinated to the First Priority Claims to the extent of the value of the Collateral.

Relative Priorities. The Intercreditor Agreement provides that notwithstanding the date, manner or order of grant, attachment or perfection of any Lien securing the Second Priority Claims (a “Second Priority Lien”) or any Lien securing the First Priority Claims (a “First Priority Lien”), and notwithstanding any provision of the Uniform Commercial Code of any applicable jurisdiction or any other applicable law or the provisions of any Indenture Document or any agreement, instrument or other document evidencing or governing any First Priority Claims (collectively, the “First Priority Debt Documents” and, together with the Indenture Documents, the “Debt Documents”) or any other circumstance whatsoever, the First Priority Agent, for itself and on behalf of the holders of the First Priority Claims (collectively, the “First Priority Secured Parties”), and the collateral agent, for itself and on behalf of the holders of the Notes and the trustee (collectively, the “Second Priority Secured Parties”), will each agree that, in general, so long as the First Priority Claims have not been discharged in the manner contemplated by the Intercreditor Agreement, (a) any First Priority Lien then or thereafter held by or for the benefit of any First Priority Secured Party will be senior in right, priority, operation, effect and all other respects to any and all Second Priority Liens and (b) any Second Priority Lien then or thereafter held by or for the benefit of any Second Priority Secured Party will be junior and subordinate in right, priority, operation, effect and all other respects to any and all First Priority Liens, and the First Priority Liens will be and remain senior in right, priority, operation, effect and all other respects to any Second Priority Liens for all purposes, whether or not any First Priority Liens are subordinated in any respect to any other Lien securing any other obligation of Landry’s, any Guarantor or any other Person.

Prohibition on Contesting Liens; Additional Collateral. The Intercreditor Agreement also provides that (a) each of the First Priority Agent and the collateral agent (each, an “Agent”), for itself and on behalf of the other Secured Parties on whose behalf it acts in such capacity, will agree that it will not, and will waive any right to, contest or support any other Person in contesting, in any proceeding (including any insolvency or liquidation proceeding), the priority, validity or enforceability of any Second Priority Lien or any First Priority Lien, as the case may be; provided that nothing in the Intercreditor Agreement will be construed to prevent or impair the rights of any Agent or any other Secured Party to enforce the Intercreditor Agreement to the extent provided thereby; and (b) in general, if Landry’s or any Guarantor creates any additional Liens upon any property to secure (i) any First Priority Claims, Landry’s or such Guarantor, as the case may be, must concurrently grant a Lien upon such property as security for the Second Priority Claims (which Lien will be subordinated in accordance with the terms of the Intercreditor Agreement), and (ii) any Second Priority Claims, Landry’s or such Guarantor, as the case may be, must concurrently grant a Lien upon such property as security for the First Priority Claims (which Lien will be senior in accordance with the terms of the Intercreditor Agreement).

Exercise of Rights and Remedies; Standstill. The Intercreditor Agreement also provides that the First Priority Agent and the other holders of First Priority Claims will, at all times prior to the discharge of the First Priority Claims in the manner contemplated by the Intercreditor Agreement, have the exclusive right to enforce rights and exercise remedies (including any right of setoff) with respect to the Collateral (including making determinations regarding the release, disposition or restrictions with respect to the Collateral), or to commence or seek to commence any action or proceeding with respect to such rights or remedies (including any foreclosure action or proceeding or any insolvency or liquidation proceeding) (such actions, collectively, “Secured Creditor Remedies”), in each case, without any consultation with or the consent of the collateral agent or any other Second Priority Secured Party, and in general no Second Priority Secured Party will have any such right; provided, however, that (i) the Second Priority Secured Parties generally will be entitled to take certain actions to preserve and protect their claims with respect to the Collateral and actions which unsecured creditors are entitled to take (which in any event cannot be in contravention to the limitations imposed on the Second Priority Secured Parties in the Intercreditor Agreement), in each case, to the extent set forth in the Intercreditor Agreement, and (ii) after a period of 120 days has elapsed (which period will be tolled during any period in which the First Priority Agent will not be entitled to enforce or exercise any rights or remedies with respect to any Collateral as a result of (x) any injunction issued by a court of competent jurisdiction or (y) the automatic stay or any other stay in any insolvency or liquidation proceeding) since the date on which the collateral agent has delivered to the First Priority Agent written notice of the acceleration of the Notes and/or the occurrence of certain other standstill event contemplated by the Intercreditor Agreement (the “Standstill Period”), the Second Priority Secured Parties may enforce or exercise any rights or remedies with respect to any Collateral; provided further, however, that notwithstanding the expiration of the Standstill Period or anything in the Intercreditor Agreement to the contrary, in no event may the collateral agent or any other Second Priority Secured Party enforce or exercise any rights or remedies with respect to any Collateral, if the First Priority Agent or any other First Priority Secured Party shall have commenced, and shall be diligently pursuing the exercise of Secured Creditor Remedies with respect to all or any material portion of the Collateral.

Automatic Release of Second Priority Liens. The Intercreditor Agreement also provides that if, in connection with (i) any disposition of any Collateral permitted under the terms of the First Priority Debt Documents (ii) the enforcement or exercise of any rights or remedies with respect to the Collateral, including any disposition of Collateral or (iii) certain other events set forth in the Intercreditor Agreement, the First Priority Agent, for itself and on behalf of the other First Priority Secured Parties (x) releases any of the First Priority Liens, or (y) releases any Guarantor from its obligations under its guarantee of the First Priority Claims (in each case, a “Release”) at any time prior to the discharge of the First Priority Claims in the manner contemplated by the Intercreditor Agreement, then, in general, the Second Priority Liens on such Collateral, or the obligations of such Guarantor under its guarantee of the Notes, as the case may be, will be also be released in accordance with the terms of the Intercreditor Agreement, and the collateral agent will, for itself and on behalf of the other Second Priority Secured Parties, be required to execute and deliver to the First Priority Agent, Landry’s or such Guarantor, as the case may be, such termination statements, releases and other documents as the First Priority Agent, Landry’s or such Guarantor, as the case may be, may reasonably request in connection with such Release.

Waterfall. The Intercreditor Agreement also provides that any Collateral or proceeds thereof received in connection with the exercise of any Secured Creditor Remedies in accordance with the terms of the Intercreditor Agreement will, in general, be applied in the following order of priority:

first, to the payment in full in cash of costs and expenses of the First Priority Agent in connection with such exercise of Secured Creditor Remedies;

second, to the payment in full in cash or cash collateralization in accordance with the First Priority Debt Documents of the First Priority Claims;

third, to the payment in full in cash of costs and expenses of the collateral agent in connection with such exercise of Secured Creditor Remedies;

fourth, to the payment of the Notes and Note Guarantees; and

thereafter, any surplus Collateral or proceeds then remaining (if any), to the payment of such amounts (if any) as are set forth in the Intercreditor Agreement.

Turnover. The Intercreditor Agreement also provides that, so long as the First Priority Claims have not been discharged in the manner contemplated by the Intercreditor Agreement, any Collateral or any proceeds thereof received by the collateral agent or any Second Priority Secured Party in connection with the exercise of any Secured Creditor Remedies with respect to the Collateral by the collateral agent or any Second Priority Secured Party, or in connection with any insurance policy claim or any condemnation award (or deed in lieu of condemnation), will be segregated and held in trust and forthwith transferred or paid over to the First Priority Agent for the benefit of the First Priority Secured Parties in the same form as received, together with any necessary endorsements, or as a court of competent jurisdiction may otherwise direct.

Insolvency or Liquidation Proceedings. The Intercreditor Agreement also provides that:

(a) Until the First Priority Claims have been discharged in the manner contemplated by the Intercreditor Agreement, the collateral agent, for itself and on behalf of the other Second Priority Secured Parties, will agree that, in the event of any insolvency or liquidation proceeding, the Second Priority Secured Parties generally:

(i) will not oppose or object to the use of any Collateral constituting “cash collateral” (as defined under Section 363 of the Bankruptcy Code or any comparable provision of any other bankruptcy law), on which the First Priority Agent has a Lien, if the First Priority Agent has consented to such use of cash collateral;

(ii) will not oppose or object to any post-petition financing provided by any First Priority Secured Party under Section 364 of the Bankruptcy Code or any comparable provision of any other bankruptcy law (a “DIP Financing”), if the First Priority Agent has consented to such DIP Financing, and, to the extent that any First Priority Liens are senior to, or rank pari passu with, such DIP Financing, the collateral agent will, for itself and on behalf of the other Second Priority Secured Parties, subordinate the Second Priority Liens to the First Priority Liens and any Liens securing such DIP Financing (“DIP Financing Liens”) in accordance with the terms of the Intercreditor Agreement;

(iii) except to the extent permitted by paragraph (b) below, will not request, in connection with the use of cash collateral as described in clause (i) above or a DIP Financing, adequate protection or any other relief in connection with such use of cash collateral, DIP Financing or DIP Financing Liens; and

(iv) will not oppose or object to any disposition of any Collateral free and clear of the Second Priority Liens or other claims under Section 363 of the Bankruptcy Code, or any comparable provision of any other bankruptcy law, if the First Priority Secured Parties (or a representative authorized by the First Priority Secured Parties) have consented to such disposition and certain other conditions set forth in the Intercreditor Agreement have been met.

(b) The collateral agent, for itself and on behalf of the other Second Priority Secured Parties, will agree that no Second Priority Secured Party may contest, or support any other Person in contesting, (i) any request by the First Priority Agent or any other First Priority Secured Party for adequate protection in respect of any First Priority Claims or (ii) any objection, based on a claim of a lack of adequate protection with respect of any First Priority Claims, by the First Priority Agent or any other First Priority Secured Party to any motion, relief, action or proceeding. Notwithstanding the immediately preceding sentence, in general, if in connection with any DIP Financing or use of cash collateral, (A) any First Priority Secured Party is granted adequate protection in the form of a replacement Lien on additional collateral, the collateral agent may, for itself and on behalf of the other Second Priority Secured Parties, seek or request adequate protection in the form of a replacement Lien on such additional collateral, which Lien will be subordinated to the First Priority Liens and DIP Financing Liens on the same basis as the other Second Priority Liens are subordinated to the First Priority Liens under the Intercreditor Agreement, or (B) any Second Priority Secured Party is granted adequate protection in the form of a replacement Lien on additional collateral, the First Priority Agent will, for itself and on behalf of the other First Priority Secured Parties, be granted adequate protection in the form of a replacement Lien on such additional collateral that is senior to such Second Priority Lien as security for the First Priority Claims.

(c) Notwithstanding the foregoing, the applicable provisions of paragraphs (a) and (b) above will only be binding on the Second Priority Secured Parties with respect to any DIP Financing to the extent the principal amount of such DIP Financing, when taken together with the aggregate principal amount of the First Priority Claims, does not exceed $267.0 million. If the First Priority Secured Parties do not provide DIP Financing that meets the condition set forth in the preceding sentence and certain other requirements set forth in the Intercreditor Agreement, the Second Priority Secured Parties may provide, offer to provide or support any DIP Financing so long as (x) any court order approving such post-petition financing requires that all First Priority Claims be paid in full in cash as a condition to such post-petition financing, and (y) all First Priority Claims are paid in full in cash on the date of such post-petition financing, which date shall be no later than 10 days after the date on which such post-petition financing is approved by the court in which such insolvency or liquidation proceeding is pending.

Relief from the Automatic Stay. So long as the First Priority Claims have not been discharged in the manner contemplated by the Intercreditor Agreement, the collateral agent, for itself and on behalf of the other Second Priority Secured Parties, will agree, in general, not to (a) seek or request relief from the automatic stay or any other stay in any insolvency or liquidation proceeding in respect of any part of the Collateral, without the prior written consent of the First Priority Agent, or (b) oppose any request by the First Priority Agent or any First Priority Secured Party proceeds thereof or any Second Priority Lien to seek relief from the automatic stay or any other stay in any insolvency or liquidation proceeding in respect of any part of the Collateral.

Reorganization Securities. If, in any insolvency or liquidation proceeding involving Landry’s or any Guarantor, debt obligations of the reorganized debtor secured by Liens upon any property of the reorganized debtor are distributed, pursuant to a plan of reorganization or similar dispositive restructuring plan, both on account of the First Priority Claims and on account of the Notes and Note Guarantees, then, to the extent the debt obligations distributed on account of the First Priority Claims and on account of the Notes and Note Guarantees, the provisions of the Intercreditor Agreement will survive the distribution of such debt obligations pursuant to such plan and will apply with like effect to the Liens securing such debt obligations.

Post-Petition Interest. The collateral agent, for itself and on behalf of the other Second Priority Secured Parties, will agree that no Second Priority Secured Party may oppose or seek to challenge any claim by the First Priority Agent or any First Priority Secured Party for allowance in any insolvency or liquidation proceeding of First Priority Claims consisting of post-petition interest, fees or expenses to the extent of the value of the First Priority Liens. The First Priority Agent, for itself and on behalf of the other First Priority Secured Parties, will agree that no First Priority Secured Party may oppose or seek to challenge any claim by the collateral agent or any Second Priority Secured Party for allowance in any insolvency or liquidation proceeding of Second Priority Claims consisting of post-petition interest, fees or expenses to the extent of the value of the Second Priority Liens.

Certain Waivers by the Second Priority Secured Parties. The collateral agent, for itself and on behalf of the other Second Priority Secured Parties, waives any claim any Second Priority Secured Party may have against any First Priority Secured Party arising out of (a) the election by any First Priority Secured Party of the application of Section 1111(b)(2) of the Bankruptcy Code or any comparable provision of any other bankruptcy law or (b) any action that First Priority Agent and the First Priority Secured Parties may take or omit to take in exercising certain rights and remedies with respect to the Collateral as set forth in, and to the extent consistent with, the terms of the Intercreditor Agreement.

Certain Voting Matters. Each of the First Priority Agent, on behalf of the First Priority Secured Parties, and the collateral agent, on behalf of the Second Priority Secured Parties, will agree that (a) the claims and interests of the First Priority Secured Parties under the First Priority Debt Documents and the claims and interests of the Second Priority Secured Parties under the Indenture Documents should be treated as separate classes for purposes of Section 1122 of the Bankruptcy Code or any comparable provision of any other bankruptcy law and (b) in any insolvency or liquidation proceeding, none of the First Lien Secured Parties or the Second Lien Secured Parties will object (or make any assertion contrary) to the assertion that the claims and interests of the First Lien Secured Parties under the First Priority Debt Documents are substantially different from the claims of the and the claims and interests of the Second Priority Secured Parties under the Indenture Documents. Except as provided in this paragraph, nothing in the Intercreditor Agreement will be intended, or may be construed, to limit either the ability of the collateral agent or the Second Priority Secured Parties to vote on any plan of reorganization that is consistent with the provisions of the Intercreditor Agreement with respect to the Second Lien Claims or the Collateral or the ability of either the First Priority Secured Parties or Second Priority Secured Parties to contest any plan of reorganization that is not consistent with the priorities or provisions of the Intercreditor Agreement.

Postponement of Subrogation. The Intercreditor Agreement will also provide that the collateral agent will agree not to assert or enforce any rights of subrogation with respect to any payment or distribution to any First Priority Secured Party pursuant to the provisions of the Intercreditor Agreement until the First Priority Claims have been discharged in the manner contemplated under the Intercreditor Agreement.

Purchase Options. The Intercreditor Agreement will also provide that, notwithstanding anything in the Intercreditor Agreement to the contrary, following the acceleration of the Indebtedness then outstanding under the First Priority Debt Agreement and/or following the occurrence of certain other triggering events set forth in the Intercreditor Agreement, the Second Priority Secured Parties may (but are not obligated to), at their sole expense and effort, upon notice to Landry’s and the First Priority Agent, require the First Priority Secured Parties to transfer and assign to the Second Priority Secured Parties, without warranty or representation or recourse (except to the limited extent set forth in the Intercreditor Agreement), all (but not less than all) of the First Priority Claims; provided that the Second Priority Secured Parties must (i) pay to the First Priority Agent, for the account of the First Priority Secured Parties, a purchase price generally equal to 100% of the amount of such First Priority Claims to the extent of the value of the First Priority Liens (other than amounts cash collateralized pursuant to clause (ii) below), (ii) furnish cash collateral the First Priority Agent in such amounts as First Lien Agent determines is reasonably necessary to secure First Lien Agent and First Lien Claimholders in connection with letters of credit issued and outstanding under the First Priority Debt Documents, First Priority Cash Management Obligations and First Priority Hedging Obligations and (iii) agree to reimburse the First Priority Agent and First Priority Secured Parties for all expenses to the extent earned or due and payable in accordance with the First Priority Debt Documents, in each case with respect to clauses (i), (ii) and (iii), as more particularly described in and pursuant to the terms of the Intercreditor Agreement. If the right set forth in this paragraph is exercised, the parties shall endeavor to close promptly thereafter but in any event within 15 business days of the notice set forth in the first sentence of this paragraph.

Security Documents

Landry’s, the Guarantors and the collateral agent will enter into one or more Collateral Agreements granting, in favor of the collateral agent for the benefit of the Second Priority Secured Parties, Liens on the

Collateral securing the Notes and Note Guarantees. Whether prior to or after the First Priority Claims have been paid in full, Landry’s will be entitled to releases of assets included in the Collateral from the Liens securing the Notes under any one or more of the following circumstances:

(1) to enable Landry’s to consummate asset dispositions permitted or not prohibited under the covenant described below under “— Repurchase at the Option of Holders — Asset Sales”;

(2) to enable Landry’s to make a Restricted Payment or a Permitted Investment permitted or not prohibited under the covenant described below under “— Certain Covenants — Restricted Payments,” other than any such Restricted Payment or Permitted Investment made to or in Landry’s or a Restricted Domestic Subsidiary of Landry’s;

(3) if any Subsidiary that is a Guarantor is released from its Note Guarantee, that Subsidiary’s assets will also automatically be released from the Liens securing the Notes;

(4) as described under “— Amendment, Supplement and Waiver” below; or

(5) if required in accordance with the terms of the Intercreditor Agreement.

The Liens on all Collateral that secures the Notes and the Note Guarantees also will be released:

(1) if Landry’s exercises its legal defeasance option or covenant defeasance option as described below under “— Legal Defeasance and Covenant Defeasance”;

(2) upon satisfaction and discharge of the indenture or payment in full of the principal of, and premium, if any, and accrued and unpaid interest on, the Notes and all other Obligations that are then due and payable as described below under “— Satisfaction and Discharge”; or

(3) as described under “— Amendment, Supplement and Waiver” below.

Certain Bankruptcy and Other Limitations

The ability of the collateral agent and the holders of the Notes to realize upon the Collateral may be subject to certain bankruptcy law limitations in the event of a bankruptcy. See “Risk Factors — Risks Related to the Exchange Notes — In the event of a bankruptcy, the ability of the noteholders to realize upon the collateral will be subject to certain bankruptcy law limitations.” The collateral agent’s ability to foreclose on the Collateral may be subject to lack of perfection, the consent of third parties, prior Liens and practical problems associated with the realization of the collateral agent’s Lien on the Collateral.

Additionally, the collateral agent may need to evaluate the impact of the potential liabilities before determining to foreclose on Collateral consisting of real property (if any) because a secured creditor that forecloses on a Lien on real property may be held liable under environmental laws for the costs of remediating or preventing release or threatened releases of hazardous substances at such real property. Consequently, the collateral agent may decline to foreclose on such Collateral or exercise remedies available if it does not receive indemnification to its satisfaction from the holders.

Landry’s is permitted to form new Subsidiaries and, under certain circumstances, to transfer all or a portion of the Collateral to one or more of its Subsidiaries.

So long as no Event of Default shall have occurred and be continuing, and subject to certain terms and conditions in the indenture and the Collateral Agreements (including, without limitation, the Intercreditor Agreement), Landry’s and each of the Guarantors will be entitled to receive all cash dividends, interest and other payments made upon or with respect to the equity interests of any of its Subsidiaries and to exercise any voting, consensual rights and other rights pertaining to such Collateral pledged by it. Upon the occurrence and during the continuance of an Event of Default, subject to the terms of the Intercreditor Agreement, upon notice and demand from the collateral agent, (a) all rights of Landry’s or such Guarantor, as the case may be, to exercise such voting, consensual rights, or other rights shall cease and all such rights shall become vested in the collateral agent, which, to the extent permitted by law, shall have the sole right to exercise such voting, consensual rights or other rights, (b) all rights of Landry’s or such Guarantor, as the case may be, to receive cash dividends, interest and other payments made upon or with respect to the Collateral shall cease, and such cash dividends, interest and other payments shall be paid to the collateral agent, and (c) the collateral agent may sell the Collateral or any part thereof in accordance with, and subject to the terms of, the Collateral Agreements. Subject to the Intercreditor Agreement, all funds distributed under the Collateral Agreements and received by the collateral agent for the ratable benefit of the holders shall be distributed by the collateral agent in accordance with the provisions of the indenture.

No fair market value appraisals of any of the Collateral have been prepared by or on behalf of Landry’s in connection with the issuance of the Notes. There can be no assurance that the proceeds from the sale of the Collateral remaining after the satisfaction of all Obligations owed to the holders of First Priority Claims or after the satisfaction of all other Obligations in which any Collateral secures such other Obligations owing to the holders of other Liens which have priority over the Lien securing the Notes would be sufficient to satisfy the obligations owed to the holders of the Notes.

Subject to the restrictions on incurring Indebtedness in the indenture, Landry’s and its Restricted Subsidiaries will also have the right to grant Liens securing Capital Lease Obligations, purchase money obligations and certain other indebtedness constituting Permitted Debt, and to acquire assets with the proceeds of such indebtedness subject to such Liens. To the extent third parties hold Permitted Liens, such third parties may have rights and remedies with respect to the property subject to such Liens that, if exercised, could adversely affect the value of the Collateral. By its nature, some or all of the Collateral will be illiquid and may have no readily ascertainable market value and any sale of such Collateral separately from the assets of Landry’s as a whole may not be feasible. Accordingly, there can be no assurance that the Collateral can be sold in a short period of time, if salable. See “Risk Factors — Risks Related to the Exchange Notes — There may not be sufficient collateral to pay all or any portion of the exchange notes and the collateral securing the exchange notes may be reduced or released under certain circumstances.”

Optional Redemption

At any time prior to December 1, 2012, Landry’s may on any one or more occasions redeem up to 35% of the aggregate principal amount of Notes issued under the indenture at a redemption price of 111.625% of the principal amount, plus accrued and unpaid interest and Liquidated Damages, if any, to the redemption date, with the net cash proceeds of a sale of common Equity Interests of Landry’s; provided that:

(1) at least 65% of the aggregate principal amount of Notes originally issued under the indenture (excluding Notes held by Landry’s and its Restricted Subsidiaries) remains outstanding immediately after the occurrence of such redemption; and

(2) notice of such redemption is delivered within 30 days of the date of the closing of such sale of Equity Interests.

Except pursuant to the preceding paragraph, the Notes will not be redeemable at Landry’s option prior to December 1, 2012.

On or after December 1, 2012, Landry’s may redeem all or a part of the Notes upon not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest and Liquidated Damages, if any, on the Notes redeemed, to the applicable redemption date, if redeemed during the twelve-month period beginning on December 1 of the years indicated below, subject to the rights of holders of Notes on the relevant record date to receive interest on the relevant interest payment date:

Year	Percentage
2012	105.813%
2013	102.906%
2014 and thereafter	100.000%

Unless Landry’s defaults in the payment of the redemption price, interest will cease to accrue on the Notes or portions thereof called for redemption on the applicable redemption date.

If less than 100% of the Notes are to be redeemed at any time, the trustee will select Notes for redemption on a pro rata basis, by lot or by such other method as the trustee shall deem fair and appropriate. No Notes of less than $2,000 shall be redeemed in part.

Landry’s is not prohibited from acquiring Notes by means other than a redemption, whether pursuant to an issuer tender offer, open-market or privately negotiated transactions, or otherwise.

Mandatory Redemption

Landry’s is not required to make mandatory redemption or sinking fund payments with respect to the Notes.

Repurchase at the Option of Holders

Change of Control

If a Change of Control occurs, each holder of Notes will have the right to require Landry’s to repurchase all or any part (equal to $2,000 or an integral multiple of $1,000 thereof) of that holder’s Notes pursuant to an offer (a “Change of Control Offer”) on the terms set forth in the indenture. In the Change of Control Offer, Landry’s will offer a Change of Control Payment in cash equal to 101% of the aggregate principal amount of Notes repurchased plus accrued and unpaid interest and Liquidated Damages, if any, on the Notes repurchased to the date of purchase, subject to the rights of holders of Notes on a relevant record date to receive interest due on the corresponding interest payment date that is on or prior to the date of repurchase. Within 30 days following any Change of Control, Landry’s will mail a notice to the trustee and each holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase Notes on the Change of Control Payment Date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is sent, pursuant to the procedures required by the indenture and described in such notice. Landry’s will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the Notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the indenture, Landry’s will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions of the indenture by virtue of such compliance.

No later than the Change of Control Payment Date, Landry’s will, to the extent lawful:

(1) accept for payment all Notes or portions of Notes properly tendered pursuant to the Change of Control Offer;

(2) deposit with the paying agent an amount equal to the Change of Control Payment in respect of all Notes or portions of Notes properly tendered; and

(3) deliver or cause to be delivered to the trustee the Notes properly accepted together with an officers’ certificate stating the aggregate principal amount of Notes or portions of Notes being purchased by Landry’s.

The paying agent will promptly mail to each holder of Notes properly tendered the Change of Control Payment for such Notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new note equal in principal amount to any unpurchased portion of the Notes surrendered, if any. Landry’s will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

The provisions described above that require Landry’s to make a Change of Control Offer following a Change of Control will be applicable whether or not any other provisions of the indenture are applicable. Except as described above with respect to a Change of Control, the indenture does not contain provisions that permit the holders of the Notes to require that Landry’s repurchase or redeem the Notes in the event of a takeover, recapitalization or similar transaction. Landry’s could enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that could affect Landry’s capital structure or the value of the Notes, but that would not constitute a Change of Control.

Landry’s will not be required to make a Change of Control Offer upon a Change of Control if (1) a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a Change of Control Offer made by Landry’s and purchases all Notes properly tendered and not withdrawn under the Change of Control Offer, or (2) notice of redemption has been given pursuant to the indenture as described above under the caption “— Optional Redemption,” unless and until there is a default in payment of the applicable redemption price.

The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the properties or assets of Landry’s and its Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of Notes to require Landry’s to repurchase its Notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of Landry’s and its Subsidiaries taken as a whole to another Person or group may be uncertain.

The Senior Secured Credit Facility contains, and future agreements governing other Indebtedness may contain, prohibitions of certain events, including events that would constitute a Change of Control. The exercise by the holders of Notes of their right to require Landry’s to repurchase the Notes upon a Change of Control could cause a default under these other agreements, even if the Change of Control itself does not, due to the financial effect of such repurchases on Landry’s. In the event a Change of Control occurs at a time when Landry’s is prohibited from purchasing Notes, Landry’s could seek the consent of its lenders to the purchase of Notes or could attempt to refinance the borrowings that contain such prohibition. If Landry’s does not obtain a consent or repay those borrowings, Landry’s will remain prohibited from purchasing Notes. In that case, Landry’s failure to purchase tendered Notes would constitute an Event of Default under the indenture which could, in turn, constitute a default under the other indebtedness. Finally, Landry’s ability to pay cash to the holders of Notes upon a repurchase may be limited by Landry’s then existing financial resources. See “Risk Factors — Risks Related to the Exchange Notes — We may not be able to purchase the exchange notes upon a change of control or an offer to repurchase the exchange notes in connection with an asset sale as required by the indenture.”

Asset Sales

Landry’s will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

(1) Landry’s or the Restricted Subsidiary, as the case may be, receives consideration at the time of the Asset Sale at least equal to the Fair Market Value of the assets or Equity Interests issued or sold or otherwise disposed of; and

(2) at least 75% of the consideration received in the Asset Sale by Landry’s or such Restricted Subsidiary is in the form of cash. For purposes of this provision, each of the following will be deemed to be cash:

(a) any liabilities, as shown on Landry’s most recent consolidated balance sheet, of Landry’s or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the Notes or any Note Guarantee) that are assumed by the transferee of any such assets pursuant to a customary novation agreement that releases Landry’s or such Restricted Subsidiary from further liability;

(b) any securities, Notes or other obligations received by Landry’s or any such Restricted Subsidiary from such transferee that are contemporaneously, subject to ordinary settlement periods, converted by Landry’s or such Restricted Subsidiary into cash, to the extent of the cash received in that conversion; and

(c) any stock or assets of the kind referred to in clauses (2) or (4) of the next paragraph of this covenant.

Within 365 days after the receipt of any Net Proceeds from an Asset Sale, Landry’s (or the applicable Restricted Subsidiary, as the case may be) may apply such Net Proceeds:

(1) to repay Indebtedness and other Obligations under the Senior Secured Credit Facility, and correspondingly reduce commitments with respect thereto to the extent required by clause (1) of the definition of “Permitted Debt”;

(2) to acquire all or substantially all of the assets of, or any Capital Stock of, another Permitted Business, if, after giving effect to any such acquisition of Capital Stock, the Permitted Business is or becomes a Restricted Subsidiary;

(3) to make a capital expenditure; or

(4) to acquire other assets that are not classified as current assets under GAAP and that are used or useful in a Permitted Business.

Pending the final application of any Net Proceeds, Landry’s may temporarily reduce revolving credit borrowings or otherwise invest the Net Proceeds in any manner that is not prohibited by the indenture. For the avoidance of doubt, any obligation under a revolving credit facility to apply Net Proceeds from Asset Sales to permanently reduce such revolving credit facility will not be deemed to be a permanent reduction under the indenture unless Landry’s so elects in accordance with clause (1) of the preceding paragraph.

Any Net Proceeds from Asset Sales that are not applied or invested as provided in the second paragraph of this covenant will constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds $12.5 million, Landry’s will, within 30 days thereof, make an offer (an “Asset Sale Offer”) to all holders of Notes and all holders of other secured Indebtedness that is pari passu with the Notes containing provisions similar to those set forth in the indenture with respect to offers to purchase or redeem with the proceeds of sales of assets to purchase the maximum principal amount of Notes and such other pari passu secured Indebtedness that may be purchased out of the Excess Proceeds. The offer price in any Asset Sale Offer will be equal to 100% of the principal amount plus accrued and unpaid interest and Liquidated Damages, if any, to the date of purchase, and will be payable in cash. If any Excess Proceeds remain after consummation of an Asset Sale Offer, Landry’s may use those Excess Proceeds for any purpose not otherwise prohibited by the indenture. If the aggregate principal amount of Notes and other pari passu secured Indebtedness tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds, the trustee will select the Notes and Landry’s or such other agent will select such other pari passu Indebtedness to be purchased on a pro rata basis. Upon completion of each Asset Sale Offer, the amount of Excess Proceeds will be reset at zero.

Landry’s will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with each repurchase of Notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sale provisions of the indenture, Landry’s will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Asset Sale provisions of the indenture by virtue of such compliance.

The exercise by the holders of Notes of their right to require Landry’s to repurchase the Notes in connection with an Asset Sale Offer could cause a default under the Senior Secured Credit Facility or under future agreements governing other Indebtedness. In the event Landry’s is required to make an Asset Sale Offer at a time when Landry’s is prohibited from purchasing Notes, Landry’s could seek the consent of its lenders to the purchase of Notes or could attempt to refinance the borrowings that contain such prohibition. If Landry’s does not obtain a consent or repay those borrowings, Landry’s will remain prohibited from purchasing Notes. In that case, Landry’s failure to purchase tendered Notes in an Asset Sale Offer would constitute an Event of Default under the indenture which could, in turn, constitute a default under the other indebtedness. Finally, Landry’s ability to pay cash to the holders of Notes upon a repurchase may be limited by Landry’s then existing financial resources. See “Risk Factors — Risks Related to the Exchange Notes — We may not be able to purchase the exchange notes upon a change of control or an offer to repurchase the exchange notes in connection with an asset sale as required by the indenture.”

Selection and Notice

If less than all of the Notes are to be redeemed at any time, the trustee will select Notes for redemption on a pro rata basis unless otherwise required by law or applicable stock exchange requirements.

No Notes of $2,000 or less can be redeemed in part. Notices of redemption will be mailed by first class mail or sent electronically at least 30 but not more than 60 days before the redemption date to each holder of Notes to be redeemed at its registered address, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the Notes or a satisfaction and discharge of the indenture. Notices of redemption may not be conditional.

If any note is to be redeemed in part only, the notice of redemption that relates to that note will state the portion of the principal amount of that note that is to be redeemed. A new note in principal amount equal to the unredeemed portion of the original note will be issued in the name of the holder of Notes upon cancellation of the original note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on Notes or portions of Notes called for redemption.

Certain Covenants

Restricted Payments

Landry’s will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(1) declare or pay any dividend or make any other payment or distribution on account of Landry’s Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving Landry’s) or to the direct or indirect holders of Landry’s Equity Interests in their capacity as such (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of Landry’s and dividends or distributions payable solely to Landry’s and its Restricted Subsidiaries);

(2) purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving Landry’s) any Equity Interests of Landry’s or any direct or indirect parent of Landry’s;

(3) make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness of Landry’s or any Guarantor that is contractually subordinated to the Notes or to any Note Guarantee (excluding any intercompany Indebtedness between or among Landry’s and any of its Restricted Subsidiaries), except a payment of interest or principal at the Stated Maturity thereof; or

(4) make any Restricted Investment

(all such payments and other actions set forth in these clauses (1) through (4) above being collectively referred to as “Restricted Payments”),

unless, at the time of and after giving effect to such Restricted Payment:

(1) no Default or Event of Default has occurred and is continuing or would occur as a consequence of such Restricted Payment;

(2) Landry’s would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock”; and

(3) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by Landry’s and its Restricted Subsidiaries since the Issue Date (excluding Restricted Payments permitted by clauses (2) through (10) of the next succeeding paragraph, is less than the sum, without duplication, of:

(a) 50% of the Consolidated Net Income of Landry’s for the period (taken as one accounting period) from the beginning of the first fiscal quarter commencing after the Issue Date to the end of Landry’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit); plus

(b) subject to clause (2) of the next succeeding paragraph and excluding any equity contributions received and any issuance or sale of Equity Interests in connection with the Going Private Transactions, 100% of the aggregate net cash proceeds and the Fair Market Value of any property other than cash received by Landry’s since the Issue Date as a contribution to its common equity capital or from the issue or sale of Equity Interests of Landry’s (other than Disqualified Stock) or from the issue or sale of convertible or exchangeable Disqualified Stock or convertible or exchangeable debt securities of Landry’s that have been converted into or exchanged for such Equity Interests (other than Equity Interests (or Disqualified Stock or debt securities) sold to a Subsidiary of Landry’s); plus

(c) to the extent that any Restricted Investment that was made after the Issue Date is sold for cash or otherwise liquidated or repaid for cash, the lesser of (i) the cash return of capital with respect to such Restricted Investment (less the cost of disposition, if any) and (ii) the initial amount of such Restricted Investment; plus

(d) 100% of the net cash proceeds received by Landry’s or its Restricted Subsidiaries after the Issue Date as a dividend or other distribution from an Unrestricted Subsidiary; plus

(e) to the extent that any Unrestricted Subsidiary of Landry’s (other than those comprising the Golden Nugget Hotels and Casinos operations and other than any Unrestricted Subsidiary than was designated as an Unrestricted Subsidiary pursuant to clause (12) of the definition of Permitted Investments) is redesignated as a Restricted Subsidiary after the Issue Date, the lesser of (i) the Fair Market Value of Landry’s Investment in such Subsidiary as of the date of such redesignation or (ii) such Fair Market Value as of the date on which such Subsidiary was originally designated as an Unrestricted Subsidiary, if so designated on or after the Issue Date; plus

(f) $5.0 million.

The preceding provisions will not prohibit:

(1) the payment of any dividend or distribution or the consummation of any irrevocable redemption within 60 days after the date of declaration of the dividend or distribution or giving of the redemption notice, as the case may be, if at the date of declaration or notice, the dividend, distribution or redemption payment would have complied with the provisions of the indenture;

(2) so long as no Default has occurred and is continuing or would be caused thereby, the making of any Restricted Payment in exchange for, or out of the net cash proceeds of the substantially concurrent sale (other than to a Subsidiary of Landry’s) of, Equity Interests of Landry’s (other than Disqualified Stock) or from the substantially concurrent contribution of common equity capital to Landry’s; provided that the amount of any such net cash proceeds that are utilized for any such Restricted Payment will be excluded from clause (3)(b) of the preceding paragraph;

(3) so long as no Default has occurred and is continuing or would be caused thereby, the repurchase, redemption, defeasance or other acquisition or retirement for value of Indebtedness of Landry’s or any Guarantor that is contractually subordinated to the Notes or to any Note Guarantee with the net cash proceeds from a substantially concurrent incurrence of Permitted Refinancing Indebtedness;

(4) so long as no Default has occurred and is continuing or would be caused thereby, Restricted Payments for the purpose of paying dividends or making other distributions with respect to, or repurchasing, redeeming or otherwise acquiring or retiring, any Equity Interests of Landry’s, any Restricted Subsidiary of Landry’s or any direct or indirect parent of Landry’s held by any current or former officer, director or employee of Landry’s or any of its Restricted Subsidiaries in an aggregate amount not to exceed $2.5 million in each calendar year; provided that any amounts not utilized in any such calendar year may be carried forward and utilized in a subsequent calendar year;

(5) customary provisions allowing for the cashless exercise of stock options or similar instruments;

(6) so long as no Default has occurred and is continuing or would be caused thereby, the declaration and payment of regularly scheduled or accrued dividends or distributions to holders of any class or series of Disqualified Stock of Landry’s or any Restricted Subsidiary of Landry’s issued after the Issue Date in accordance with the Fixed Charge Coverage Ratio test described below under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock”;

(7) the consummation of the Going Private Transactions on or before December 31, 2010;

(8) a transaction in which the Subsidiaries of Landry’s that comprise no less than 75% of the revenues of Landry’s Saltgrass Steak House division are designated as Unrestricted Subsidiaries or transferred to the Permitted Holders, provided that (a) such transaction is in connection with a registered initial public offering of the Saltgrass Steak House business, (b) immediately after giving effect to such transaction, Landry’s Pro Forma Leverage Ratio is at least 0.25 less than Landry’s Pro Forma Leverage Ratio immediately prior to such designation and related transactions, (c) immediately after giving effect to such transaction, Landry’s Adjusted Leverage Ratio is at least 0.125 less than Landry’s Adjusted Leverage Ratio immediately prior to such transaction, (d) the net cash proceeds to Landry’s and its Restricted Subsidiaries from such transaction are applied in accordance with the “Asset Sales” covenant, and (e) Landry’s or such Permitted Holders’ Equity Interests in such Subsidiaries (and the proceeds thereof) are pledged as collateral for the Notes;

(9) Permitted Tax Distributions; and

(10) so long as no Default has occurred and is continuing or would be caused thereby, other Restricted Payments in an amount not to exceed $15.0 million.

The amount of all Restricted Payments (other than cash) will be the Fair Market Value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by Landry’s or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. The Fair Market Value of any assets or securities that are required to be valued by this covenant will be determined by the Board of Directors of Landry’s whose resolution with respect thereto will be delivered to the trustee. The Board of Directors’ determination must be based upon an opinion or appraisal issued by a reputable accounting, appraisal or investment banking firm if the Fair Market Value exceeds $10.0 million.

Incurrence of Indebtedness and Issuance of Preferred Stock

Landry’s will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, “incur”) any Indebtedness (including Acquired Debt), and Landry’s will not issue any Disqualified Stock and will not permit any of its Restricted Subsidiaries to issue any shares of preferred stock; provided, however, that Landry’s may incur Indebtedness (including Acquired Debt) or issue Disqualified Stock, and the Guarantors may incur Indebtedness (including Acquired Debt) or issue preferred stock, if the Fixed Charge Coverage Ratio for Landry’s most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock or such preferred stock is issued, as the case may be, would have been at least 2.25 to 1, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom and giving effect to Pro Forma Cost Savings), as if the additional Indebtedness had been incurred or the Disqualified Stock or the preferred stock had been issued, as the case may be, at the beginning of such four-quarter period.

The first paragraph of this covenant will not prohibit any of the following items of Indebtedness (collectively, “Permitted Debt”):

(1) the incurrence by Landry’s and its Restricted Subsidiaries of Indebtedness and letters of credit (including guarantees or other credit support in respect thereof) under the Senior Secured Credit Facility in an aggregate amount at any one time outstanding (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of Landry’s and its Restricted Subsidiaries thereunder) not to exceed $235.6 million, less the aggregate amount of Net Proceeds of Asset Sales applied by Landry’s or any of its Restricted Subsidiaries since the Issue Date to repay Indebtedness under the Senior Secured Credit Facility pursuant to the covenant described above under the caption “— Repurchase at the Option of Holders — Asset Sales”;

(2) Existing Indebtedness;

(3) the incurrence by Landry’s and the Guarantors of Indebtedness represented by the Notes and the related Note Guarantees to be issued on the Issue Date and the exchange notes and related Note Guarantees issued pursuant to the Registration Rights Agreement;

(4) the incurrence by Landry’s or any of its Restricted Subsidiaries of Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case, incurred for the purpose of financing all or any part of the purchase price or cost of design, construction, installation or improvement of property, plant or equipment used in the business of Landry’s or any of its Restricted Subsidiaries, in an aggregate principal amount, including all Permitted Refinancing Indebtedness incurred to renew, refund, refinance, replace, defease or discharge any Indebtedness incurred pursuant to this clause (4), not to exceed $20.0 million at any time outstanding;

(5) the incurrence by Landry’s or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to renew, refund, refinance, replace, defease or discharge any Indebtedness (other than intercompany Indebtedness) that was permitted by the indenture to be incurred under the first paragraph of this covenant or clauses (2), (3), (4), (5) or (14) of this paragraph;

(6) the incurrence by Landry’s or any of its Restricted Subsidiaries of intercompany Indebtedness between or among Landry’s and any of its Restricted Subsidiaries; provided, however, that:

(a) if Landry’s or any Guarantor is the obligor on such Indebtedness and the payee is not Landry’s or a Guarantor, such Indebtedness must be expressly subordinated to the prior payment in full in cash of all Obligations then due with respect to the Notes and the Note Guarantees; and

(b) any (i) subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than Landry’s or a Restricted Subsidiary of Landry’s, or (ii) sale or other transfer of any such Indebtedness to a Person that is not either Landry’s or a Restricted Subsidiary of Landry’s, will be deemed, in each case, to constitute an incurrence of such Indebtedness by Landry’s or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (6);

(7) the issuance by any of Landry’s Restricted Subsidiaries to Landry’s or to any of its Restricted Subsidiaries of shares of preferred stock; provided, however, that any (a) subsequent issuance or transfer of Equity Interests that results in any such preferred stock being held by a Person other than Landry’s or a Restricted Subsidiary of Landry’s, or (b) sale or other transfer of any such preferred stock to a Person that is not either Landry’s or a Restricted Subsidiary of Landry’s, will be deemed, in each case, to constitute an issuance of such preferred stock by such Restricted Subsidiary that was not permitted by this clause (7);

(8) the incurrence by Landry’s or any of its Restricted Subsidiaries of Hedging Obligations in the ordinary course of business;

(9) the guarantee by Landry’s or any of the Guarantors of Indebtedness of Landry’s or a Restricted Subsidiary of Landry’s that was permitted to be incurred by another provision of this covenant; provided that if the Indebtedness being guaranteed is subordinated to or pari passu with the Notes, then the Guarantee shall be subordinated or pari passu, as applicable, to the same extent as the Indebtedness guaranteed;

(10) the incurrence by Landry’s or any of its Restricted Subsidiaries of Indebtedness (including guarantees and supporting letters of credit) in respect of workers’ compensation claims, self-insurance obligations, bankers’ acceptances, bids, performance and surety bonds in the ordinary course of business;

(11) the incurrence by Landry’s or any of its Restricted Subsidiaries of Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently drawn against insufficient funds, so long as such Indebtedness is covered within five business days;

(12) indemnification, adjustment or purchase price or similar obligations of Landry’s or any of its Restricted Subsidiaries incurred in connection with the acquisition or disposition of assets (including Equity Interests in Subsidiaries), other than any such Indebtedness incurred for the purpose of financing any portion of the purchase price of such assets;

(13) the incurrence by Landry’s or any of its Restricted Subsidiaries of Indebtedness consisting of financing of insurance premiums; and

(14) the incurrence by Landry’s or any of its Restricted Subsidiaries of additional Indebtedness in an aggregate principal amount (or accreted value, as applicable) at any time outstanding, including all Permitted Refinancing Indebtedness incurred to renew, refund, refinance, replace, defease or discharge any Indebtedness incurred pursuant to this clause (14), not to exceed $20.0 million.

Landry’s will not incur, and will not permit any Guarantor to incur, any Indebtedness (including Permitted Debt) that is contractually subordinated in right of payment to any other Indebtedness of Landry’s or such Guarantor unless such Indebtedness is also contractually subordinated in right of payment to the Notes and the applicable Note Guarantee on substantially identical terms; provided, however, that no Indebtedness will be deemed to be contractually subordinated in right of payment to any other Indebtedness of Landry’s solely by virtue of being unsecured or by virtue of being secured on a first or junior Lien basis.

For purposes of determining compliance with this “Incurrence of Indebtedness and Issuance of Preferred Stock” covenant, in the event that an item of proposed Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (14) above, or is entitled to be incurred pursuant to the first paragraph of this covenant, Landry’s will be permitted to classify such item of Indebtedness on the date of its incurrence, or later reclassify all or a portion of such item of Indebtedness, in any manner that complies with this covenant, and such item of Indebtedness will be treated as having been incurred pursuant to such category, provided that Indebtedness under the Senior Secured Credit Facility outstanding on the date on which existing notes are first issued and authenticated under the indenture will initially be deemed to have been incurred on such date in reliance on the exception provided by clause (1) of the definition of Permitted Debt. The accrual of interest, the accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, the reclassification of preferred stock as Indebtedness due to a change in accounting principles, and the payment of dividends on Disqualified Stock in the form of additional shares of the same class of Disqualified Stock will not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Stock for purposes of this covenant; provided, in each such case, that the amount of any such accrual, accretion or payment is included in Fixed Charges of Landry’s as accrued. Notwithstanding any other provision of this covenant, the maximum amount of Indebtedness that Landry’s or any Restricted Subsidiary may incur pursuant to this covenant shall not be deemed to be exceeded solely as a result of fluctuations in exchange rates or currency values, or as a result of other revaluations of debt required by GAAP that do not involve additional cash borrowings.

The amount of any Indebtedness outstanding as of any date will be:

(1) the accreted value of the Indebtedness, in the case of any Indebtedness issued with original issue discount;

(2) the principal amount of the Indebtedness, in the case of any other Indebtedness; and

(3) in respect of Indebtedness of another Person secured by a Lien on the assets of the specified Person, the lesser of:

(a) the Fair Market Value of such assets at the date of determination; and

(b) the amount of the Indebtedness of the other Person.

Liens

Landry’s will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist any Lien of any kind on any asset now owned or hereafter acquired, except Permitted Liens.

Dividend and Other Payment Restrictions Affecting Subsidiaries

Landry’s will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

(1) pay dividends or make any other distributions on its Capital Stock to Landry’s or any of its Restricted Subsidiaries, or with respect to any other interest or participation in, or measured by, its profits, or pay any indebtedness owed to Landry’s or any of its Restricted Subsidiaries;

(2) make loans or advances to Landry’s or any of its Restricted Subsidiaries; or

(3) sell, lease or transfer any of its properties or assets to Landry’s or any of its Restricted Subsidiaries.

However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

(1) agreements governing Existing Indebtedness as in effect on the Issue Date;

(2) agreements governing the Senior Secured Credit Facility;

(3) the indenture, the Notes and the Note Guarantees;

(4) applicable law, rule, regulation or order;

(5) any instrument governing Indebtedness or Capital Stock of a Person (which term shall include any Subsidiaries of such Person) acquired by Landry’s or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness or Capital Stock was incurred or issued in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired; provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the indenture to be incurred;

(6) customary non-assignment provisions in contracts, leases and licenses, including by reason of customary provisions restricting the transfer of copyrighted or patented materials consistent with industry practice, entered into in the ordinary course of business;

(7) purchase money obligations for property acquired in the ordinary course of business and Capital Lease Obligations that impose restrictions on the property purchased or leased of the nature described in clause (3) of the preceding paragraph;

(8) any agreement for the sale or other disposition of a Restricted Subsidiary that restricts distributions by that Restricted Subsidiary pending the sale or other disposition;

(9) Permitted Refinancing Indebtedness; provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are not materially more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced;

(10) Liens permitted to be incurred under the provisions of the covenant described above under the caption “— Certain Covenants — Liens” that limit the right of the debtor to dispose of the assets subject to such Liens;

(11) provisions limiting the disposition or distribution of assets or property in joint venture agreements, asset sale agreements, sale-leaseback agreements, stock sale agreements and other similar agreements entered into with the approval of Landry’s Board of Directors, which limitation is applicable only to the assets that are the subject of such agreements;

(12) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business; and

(13) any instrument governing Indebtedness of a Foreign Restricted Subsidiary; provided that such Indebtedness was permitted to be incurred by the terms of the indenture.

Merger, Consolidation or Sale of Assets

Landry’s will not, directly or indirectly: (1) consolidate or merge with or into another Person (whether or not Landry’s is the surviving corporation); or (2) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of Landry’s and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to another Person, unless:

(1) either: (a) Landry’s is the surviving corporation; or (b) the Person formed by or surviving any such consolidation or merger (if other than Landry’s) or to which such sale, assignment, transfer, conveyance or other disposition has been made is a corporation or limited liability company organized or existing under the laws of the United States, any state of the United States or the District of Columbia, provided that if the Person formed by or surviving any such consolidation or merger or to which such sale, assignment, transfer, conveyance or other disposition has been made is a limited liability company, such Person causes a corporation organized or existing under the laws of the United States, any state of the United States or the District of Columbia to become a co-issuer of the Notes;

(2) the Person formed by or surviving any such consolidation or merger (if other than Landry’s) or the Person to which such sale, assignment, transfer, conveyance or other disposition has been made assumes all the obligations of Landry’s under the Notes, the Registration Rights Agreement and the indenture pursuant to agreements reasonably satisfactory to the trustee;

(3) immediately after such transaction, no Default or Event of Default exists;

(4) Landry’s or the Person formed by or surviving any such consolidation or merger (if other than Landry’s), or to which such sale, assignment, transfer, conveyance or other disposition has been made would, on the date of such transaction after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock”; and

(5) the Trustee has received an officers’ certificate and an opinion of counsel stating that such merger, consolidation or sale of assets complies with the indenture.

In addition, Landry’s will not, directly or indirectly, lease all or substantially all of the properties and assets of it and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to any other Person.

This “Merger, Consolidation or Sale of Assets” covenant will not apply to:

(1) a merger of Landry’s with an Affiliate solely for the purpose of reincorporating Landry’s in another jurisdiction;

(2) any consolidation or merger, or any sale, assignment, transfer, conveyance, lease or other disposition of assets between or among Landry’s and its Restricted Subsidiaries or between or among Landry’s Restricted Subsidiaries; or

(3) the consummation of the Going Private Transactions on or before December 31, 2010.

The “Merger, Consolidation or Sale of Assets” covenant includes a phrase relating to the sale, assignment, conveyance or other disposition of “all or substantially all” of the properties or assets of Landry’s and its Restricted Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the application of this covenant as a result of a sale, assignment, conveyance or other disposition of less than all of the assets of Landry’s and its Restricted Subsidiaries taken as a whole may be uncertain.

Transactions with Affiliates

Landry’s will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of Landry’s (each, an “Affiliate Transaction”), unless:

(1) the Affiliate Transaction is on terms that are no less favorable to Landry’s or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by Landry’s or such Restricted Subsidiary with an unrelated Person; and

(2) Landry’s delivers to the trustee:

(a) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $7.5 million, a resolution of the Board of Directors of Landry’s set forth in an officers’ certificate certifying that such Affiliate Transaction complies with this covenant and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors of Landry’s; and

(b) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $15.0 million, an opinion as to the fairness to Landry’s or such Restricted Subsidiary of such Affiliate Transaction from a financial point of view issued by a reputable accounting, appraisal or investment banking firm.

The following items will not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

(1) transactions between or among Landry’s and/or its Restricted Subsidiaries;

(2) transactions with a Person (other than an Unrestricted Subsidiary of Landry’s) that is an Affiliate of Landry’s solely because Landry’s owns, directly or through a Restricted Subsidiary, an Equity Interest in, or controls, such Person;

(3) payment of reasonable directors’ fees;

(4) any issuance of Equity Interests (other than Disqualified Stock) of Landry’s to Affiliates of Landry’s;

(5) Restricted Payments that do not violate the provisions of the indenture described above under the caption “— Certain Covenants — Restricted Payments” and Permitted Investments;

(6) loans or advances to employees in the ordinary course of business not to exceed $3.0 million in the aggregate at any one time outstanding;

(7) the incurrence and repayment of expense reimbursement liabilities among Landry’s, its Restricted Subsidiaries and its Unrestricted Subsidiaries in the ordinary course of business consistent with past practices; and

(8) the consummation of the Going Private Transactions on or before December 31, 2010.

Business Activities

Landry’s will not, and will not permit any of its Restricted Subsidiaries to, engage in any business other than Permitted Businesses, except to such extent as would not be material to Landry’s and its Restricted Subsidiaries taken as a whole.

Additional Note Guarantees

If Landry’s or any of its Restricted Subsidiaries acquires or creates another Domestic Restricted Subsidiary after the Issue Date, Landry’s will (1) cause that newly acquired or created Domestic Restricted Subsidiary to execute a supplemental indenture pursuant to which it becomes a Guarantor, (2) cause that newly acquired or created Domestic Restricted Subsidiary to execute and deliver to the trustee and the collateral agent amendments to the Collateral Agreements or additional Collateral Agreements and take such other actions as may be necessary to grant to the collateral agent, for the benefit of the holders, a perfected Lien in the assets other than Excluded Collateral of such Domestic Restricted Subsidiary, including the filing of Uniform Commercial Code financing statements in such jurisdictions or such other actions as may be required by the Collateral Agreements; (3) cause that newly acquired or created Domestic Restricted Subsidiary to take such actions necessary or as the collateral agent reasonably determines to be advisable to grant to the collateral agent for the benefit of the holders a perfected Lien in the assets other than Excluded Collateral of such new Domestic Restricted Subsidiary, subject to Permitted Liens, including the filing of Uniform Commercial Code financing statements in such jurisdictions as may be required by the Security Agreement or by law or as may be reasonably requested by the collateral agent (4) cause that newly acquired or created Domestic Restricted Subsidiary to take such further action and execute and deliver such other documents reasonably requested by the trustee or the collateral agent to effectuate the foregoing; and (5) deliver an opinion of counsel satisfactory to the trustee, in each case within 30 business days of the date on which the Domestic Restricted Subsidiary was acquired or created; provided that any Domestic Restricted Subsidiary that constitutes an Immaterial Subsidiary need not become a Guarantor until such time as it ceases to be an Immaterial Subsidiary.

Designation of Restricted and Unrestricted Subsidiaries

The following Subsidiaries of Landry’s, including the Subsidiaries that own and operate Landry’s gaming division, comprising the Golden Nugget Hotels and Casinos in Las Vegas and Laughlin, Nevada, are “Unrestricted Subsidiaries”: Landry’s Gaming, Inc., a Nevada corporation; Golden Nugget, Inc., a Nevada corporation; LGE, Inc., a Delaware corporation; GNLV, Corp., a Nevada corporation; GNL, Corp., a Nevada corporation; Golden Nugget Experience, LLC, a Nevada limited liability company; LCHLN, Inc., a Delaware corporation; Island Entertainment, Inc., a Texas corporation; Island Hospitality, Inc., a Texas corporation; Nevada Acquisition Corp., a Delaware corporation; Texas Gaming LLC, a Delaware limited liability company; Yorkdale Rainforest Restaurant, Inc., a company organized under the laws of Canada; and Rainforest Café Canada Holdings, Inc., a company organized under the laws of Canada. The Board of Directors of Landry’s may designate any other Restricted Subsidiary to be an Unrestricted Subsidiary so long as no Default or Event of Default has occurred and is continuing or would occur as a result of such designation. If a Restricted Subsidiary is designated as an Unrestricted Subsidiary after the Issue Date, the aggregate Fair Market Value of all outstanding Investments owned by Landry’s and its Restricted Subsidiaries in the Subsidiary designated as Unrestricted will be deemed to be an Investment made as of the time of the designation and will reduce the amount available for Restricted Payments under one or more clauses of the covenant described above under the caption “— Certain Covenants — Restricted Payments” or under one or more clauses of the definition of Permitted Investments, in each case, as determined by Landry’s. That designation will only be permitted if the Investment would be permitted at that time and if the Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. The Board of Directors of Landry’s may redesignate any Unrestricted Subsidiary to be a Restricted Subsidiary if that redesignation would not cause a Default.

Any designation of a Subsidiary of Landry’s as an Unrestricted Subsidiary will be evidenced to the trustee by filing with the trustee a certified copy of a resolution of the Board of Directors giving effect to such designation and an officers’ certificate certifying that such designation complied with the preceding conditions and was permitted by the covenant described above under the caption “— Certain Covenants — Restricted Payments.” If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it will thereafter cease to be an Unrestricted Subsidiary for purposes of the indenture and any Indebtedness of such Subsidiary will be deemed to be incurred by a Restricted Subsidiary of Landry’s as of such date and, if such

Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption “—Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock,” Landry’s will be in default of such covenant. The Board of Directors of Landry’s may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary of Landry’s; provided that such designation will be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of Landry’s of any outstanding Indebtedness of such Unrestricted Subsidiary, and such designation will only be permitted if (1) such Indebtedness is permitted under the covenant described under the caption “Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock,” calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period; and (2) no Default or Event of Default would be in existence following such designation.

Impairment of Security Interests

Subject to the Intercreditor Agreement, neither Landry’s nor any of its Restricted Subsidiaries will take or omit to take any action which would adversely affect or impair in any material respect the Liens in favor of the collateral agent with respect to the Collateral, except as otherwise permitted or required by the Collateral Agreements or the indenture. Neither Landry’s nor any of its Restricted Subsidiaries will enter into any agreement that requires the proceeds received from any sale of Collateral to be applied to repay, redeem, defease or otherwise acquire or retire any Indebtedness of any Person, other than the First Priority Claims, the Notes and the Collateral Agreements, unless such agreement permits Landry’s or such Restricted Subsidiary to first repay, or offer to repay, First Priority Claims and the Notes. Landry’s shall, and shall cause each Guarantor to, at its sole cost and expense, execute and deliver all such agreements and instruments as the collateral agent or the trustee shall reasonably request to more fully or accurately describe the property intended to be Collateral or the obligations intended to be secured by the Collateral Agreements. Landry’s shall, and shall cause each Guarantor to, at its sole cost and expense, file any such notice filings or other agreements or instruments as may be reasonably necessary or desirable under applicable law to perfect the Liens created by the Collateral Agreements at such times and at such places as the collateral agent or the trustee may reasonably request.

Real Estate Mortgages and Filings

With respect to any real property that does not comprise Excluded Collateral (individually and collectively, the “Premises”) owned by Landry’s or a Domestic Restricted Subsidiary on the Issue Date, Landry’s shall deliver to the collateral agent, as mortgagee, fully executed counterparts of Mortgages, duly executed by Landry’s or the applicable Domestic Restricted Subsidiary, together with evidence of the completion (or satisfactory arrangements for the completion) of all recordings and filings of such Mortgage as may be necessary to create a valid, perfected Lien, subject to Permitted Liens, against the properties purported to be covered thereby.

For the avoidance of doubt, Landry’s and its Domestic Restricted Subsidiaries will not be obligated to deliver title insurance policies with respect to the Premises.

Leasehold Mortgages; Landlord Waivers

Landry’s and its Domestic Restricted Subsidiaries will not be required to deliver leasehold mortgages or landlord waivers with respect to leased real estate, other than a landlord waiver with respect to Landry’s headquarters at 1510 West Loop South, Houston, Texas.

Payments for Consent

Landry’s will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any holder of Notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the indenture, the Notes, the Collateral Agreement or the Intercreditor Agreement unless such consideration is offered to be paid and is paid to all holders of the Notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

Reports

So long as any Notes are outstanding, Landry’s and the Guarantors will furnish to Jefferies & Company, Inc. and to the holders of Notes, or to the trustee for distribution to the holders of Notes, and will make available upon the request of any holder of Notes, any prospective purchaser of the Notes, and securities analysts, (a) within 45 days following the end of each of Landry’s first three fiscal quarters and within 90 days following the end of each fiscal year, customary quarterly and annual financial statements (including all appropriate Notes relating thereto), together with a Management’s Discussion and Analysis of Financial Condition and Results of Operations, and (b) within 15 days following the occurrence of any material event or development relating to Landry’s, its business, its financial condition or its results of operations, a notice disclosing such event or development in reasonable detail, provided that disclosure of such event or development may be included in the financial statements or Management’s Discussion and Analysis of Financial Condition and Results of Operations delivered pursuant to clause (a) if delivered within the time period required pursuant to clause (b).

All such financial statements will be prepared in all material respects in accordance with GAAP and will include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, and in Management’s Discussion and Analysis of Financial Condition and Results of Operations, of the financial condition and results of operations of Landry’s and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of Landry’s. In addition, the annual financial statements will include an audit report thereon by Landry’s certified independent accountants; provided, however, that if Landry’s is unable to include such audit report after using its reasonable best efforts to do so, Landry’s will not be obligated to furnish such audit report until 180 days following the applicable fiscal year end, provided that this sentence shall not relieve Landry’s of its obligation to provide annual financial statements within the time period required by the preceding paragraph, without such audit report and recognizing that adjustments may occur when the audit report is issued.

Landry’s also will arrange and participate in quarterly conference calls to discuss its results of operations with noteholders, prospective purchasers of the Notes and securities analysts no later than 10 Business Days following the date on which each of the quarterly and annual financial statements are made available as provided above. Dial-in conference call information will be included in or provided together with such financial statements.

Notwithstanding the foregoing, (a) Landry’s may satisfy its obligation to deliver financial statements or other information pursuant to this covenant by filing the same for public availability with the Securities and Exchange Commission, (b) no certifications or attestations concerning the financial statements or disclosure controls and procedures or internal controls that would otherwise be required pursuant to the Sarbanes-Oxley Act of 2002 will be required, and (c) nothing contained in the indenture shall otherwise require Landry’s to comply with the terms of the Sarbanes-Oxley Act of 2002 at any time when it would not otherwise be subject to such statute.

In addition, Landry’s and the Guarantors agree that, for so long as any of the Notes remain outstanding, they will furnish to the holders of the Notes and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

Events of Default and Remedies

Each of the following is an “Event of Default”:

(1) default for 30 days in the payment when due of interest on or Liquidated Damages, if any, with respect to the Notes;

(2) default in the payment when due (at maturity, upon redemption or otherwise) of the principal of, or premium, if any, on, the Notes;

(3) failure by Landry’s or any of its Restricted Subsidiaries to comply with the provisions described under the captions “— Repurchase at the Option of Holders — Change of Control,” “— Repurchase at the Option of Holders — Asset Sales,” “— Certain Covenants — Restricted Payments,” “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock” or “— Certain Covenants — Merger, Consolidation or Sale of Assets;”

(4) failure by Landry’s or any of its Restricted Subsidiaries for 60 days after notice to Landry’s by the trustee or the holders of at least 25% in aggregate principal amount of the Notes then outstanding voting as a single class to comply with any of the other agreements in the indenture;

(5) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by Landry’s or any of its Restricted Subsidiaries (or the payment of which is guaranteed by Landry’s or any of its Restricted Subsidiaries), whether such Indebtedness or Guarantee now exists, or is created after the Issue Date, if that default:

(a) is caused by a failure to pay principal of, or interest or premium, if any, on, such Indebtedness prior to the expiration of the grace period provided in such Indebtedness on the date of such default (a “Payment Default”); or

(b) results in the acceleration of such Indebtedness prior to its express maturity,

and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $25.0 million or more;

(6) failure by Landry’s or any of its Restricted Subsidiaries to pay final judgments entered by a court or courts of competent jurisdiction aggregating in excess of $25.0 million, which judgments are not paid, discharged or stayed for a period of 60 days;

(7) except as permitted by the indenture, any Note Guarantee is held in any judicial proceeding to be unenforceable or invalid or ceases for any reason to be in full force and effect, or any Guarantor, or any Person acting on behalf of any Guarantor, denies or disaffirms its obligations under its Note Guarantee;

(8) (a) any Collateral Agreement at any time for any reason shall cease to be in full force and effect in all material respects, or ceases to give the collateral agent the Liens, rights, powers and privileges purported to be created thereby, superior to and prior to the rights of all third Persons other than the holders of Permitted Liens and subject to no other Liens except as expressly permitted by the applicable Collateral Agreement or the indenture or (b) Landry’s or any of the Guarantors, directly or indirectly, contest in any manner the effectiveness, validity, binding nature or enforceability of any Collateral Agreement; and

(9) certain events of bankruptcy or insolvency described in the indenture with respect to Landry’s or any of its Restricted Subsidiaries that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary.

In the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to Landry’s, any Restricted Subsidiary of Landry’s that is a Significant Subsidiary or any group of Restricted Subsidiaries of Landry’s that, taken together, would constitute a Significant Subsidiary, all outstanding Notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the trustee or the holders of at least 25% in aggregate principal amount of the then outstanding Notes may declare all the Notes to be due and payable immediately.

Subject to certain limitations, holders of a majority in aggregate principal amount of the then outstanding Notes may direct the trustee in its exercise of any trust or power. The trustee may withhold from holders of the

Notes notice of any continuing Default or Event of Default if it determines that withholding notice is in their interest, except a Default or Event of Default relating to the payment of principal, interest or premium, if any.

Subject to the provisions of the indenture and the Collateral Agreements relating to the duties of the trustee and the collateral agent, neither the trustee nor the collateral agent will be under any obligation to exercise any of the rights or powers under the indenture or any Collateral Agreement at the request or direction of any holders of Notes unless such holders have offered to the trustee or the collateral agent, as the case may be, reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, interest or premium or Liquidated Damages, if any, when due, no holder of a note may pursue any remedy with respect to the indenture or the Notes unless:

(1) such holder has previously given the trustee notice that an Event of Default is continuing;

(2) holders of at least 25% in aggregate principal amount of the then outstanding Notes have requested the trustee to pursue the remedy;

(3) such holders have offered the trustee reasonable security or indemnity against any loss, liability or expense;

(4) the trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity; and

(5) holders of a majority in aggregate principal amount of the then outstanding Notes have not given the trustee a direction inconsistent with such request within such 60-day period.

The holders of a majority in aggregate principal amount of the then outstanding Notes by notice to the trustee may, on behalf of the holders of all of the Notes, rescind an acceleration or waive any existing Default or Event of Default and its consequences under the indenture except a continuing Default or Event of Default in the payment of principal, interest or premium or Liquidated Damages, if any.

Landry’s is required to deliver to the trustee annually a statement regarding compliance with the indenture. Upon becoming aware of any Default or Event of Default, Landry’s is required to deliver to the trustee a statement specifying such Default or Event of Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

No director, officer, employee, incorporator or stockholder of Landry’s or any Guarantor, as such, will have any liability for any obligations of Landry’s or the Guarantors under the Notes, the indenture or the Note Guarantees or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of Notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Legal Defeasance and Covenant Defeasance

Landry’s may at any time, at the option of its Board of Directors evidenced by a resolution set forth in an officers’ certificate, elect to have all of its obligations discharged with respect to the outstanding Notes and all obligations of the Guarantors discharged with respect to their Note Guarantees (“Legal Defeasance”) except for:

(1) the rights of holders of outstanding Notes to receive payments in respect of the principal of, and interest and premium and Liquidated Damages, if any, on, such Notes when such payments are due from the trust referred to below;

(2) Landry’s obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3) the rights, powers, trusts, duties and immunities of the trustee, and Landry’s and the Guarantors’ obligations in connection therewith; and

(4) the Legal Defeasance and Covenant Defeasance provisions of the indenture.

In addition, Landry’s may, at its option and at any time, elect to have the obligations of Landry’s and the Guarantors released with respect to certain covenants (including its obligation to make Change of Control Offers and Asset Sale Offers) that are described in the indenture (“Covenant Defeasance”) and thereafter any omission to comply with those covenants will not constitute a Default or Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under “— Events of Default and Remedies” will no longer constitute an Event of Default with respect to the Notes.

In order to exercise either Legal Defeasance or Covenant Defeasance:

(1) Landry’s must irrevocably deposit with the trustee, in trust, for the benefit of the holders of the Notes, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient, in the opinion of a nationally recognized investment bank, appraisal firm or firm of independent public accountants, to pay the principal of, and interest and premium and Liquidated Damages, if any, on, the outstanding Notes on the stated date for payment thereof or on the applicable redemption date, as the case may be, and Landry’s must specify whether the Notes are being defeased to such stated date for payment or to a particular redemption date;

(2) in the case of Legal Defeasance, Landry’s must deliver to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that (a) Landry’s has received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the Issue Date, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel will confirm that, the holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3) in the case of Covenant Defeasance, Landry’s must deliver to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that the holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4) no Default or Event of Default has occurred and is continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which Landry’s or any Guarantor is a party or by which Landry’s or any Guarantor is bound;

(5) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than the indenture) to which Landry’s or any of its Subsidiaries is a party or by which Landry’s or any of its Subsidiaries is bound;

(6) Landry’s must deliver to the trustee an officers’ certificate stating that the deposit was not made by Landry’s with the intent of preferring the holders of Notes over the other creditors of Landry’s with the intent of defeating, hindering, delaying or defrauding any creditors of Landry’s or others; and

(7) Landry’s must deliver to the trustee an officers’ certificate and an opinion of counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

If Landry’s exercises its rights of Legal Defeasance or Covenant Defeasance as provided above, all Liens securing the Notes will be released.

Amendment, Supplement and Waiver

Except as provided in the following paragraphs, the indenture, the Notes, the Note Guarantees or the Collateral Agreements may be amended or supplemented with the consent of the holders of at least a majority in aggregate principal amount of the Notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes), and any existing Default or Event of Default or compliance with any provision of the indenture, the Notes, the Note Guarantees or the Collateral Agreements may be waived with the consent of the holders of a majority in aggregate principal amount of the then outstanding Notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes).

Without the consent of each holder of Notes affected, an amendment, supplement or waiver may not (with respect to any Notes held by a non-consenting holder):

(1) reduce the principal amount of Notes whose holders must consent to an amendment, supplement or waiver;

(2) reduce the principal of or change the fixed maturity of any note or alter the provisions with respect to the redemption or repurchase of the Notes (other than provisions relating to the covenants described above under the caption “— Repurchase at the Option of Holders”);

(3) reduce the rate of or change the time for payment of interest, including default interest, on any note;

(4) waive a Default or Event of Default in the payment of principal of, or interest or premium or Liquidated Damages, if any, on, the Notes (except a rescission of acceleration of the Notes by the holders of at least a majority in aggregate principal amount of the then outstanding Notes and a waiver of the payment default that resulted from such acceleration);

(5) make any note payable in money other than that stated in the Notes;

(6) make any change in the provisions of the indenture relating to waivers of past Defaults or the rights of holders of Notes to receive payments of principal of, or interest or premium or Liquidated Damages, if any, on, the Notes;

(7) waive a redemption or repurchase payment with respect to any note (other than a payment required by one of the covenants described above under the caption “— Repurchase at the Option of Holders”);

(8) release any Guarantor from any of its obligations under its Note Guarantee or the indenture, except in accordance with the terms of the indenture; or

(9) make any change in the preceding amendment and waiver provisions.

The consent of holders holding at least 66 2/3% in aggregate principal amount of the Notes, shall be required to release all or substantially all of the Collateral otherwise than in accordance with the terms of the indenture and the Collateral Agreements.

Notwithstanding the preceding, without the consent of any holder of Notes, Landry’s, the Guarantors, the trustee and the collateral agent, as applicable, may amend or supplement the indenture, the Notes, the Note Guarantees and the Collateral Agreements:

(1) to cure any ambiguity, defect or inconsistency;

(2) to provide for uncertificated Notes in addition to or in place of certificated Notes;

(3) to provide for the assumption of Landry’s or a Guarantor’s obligations to holders of Notes and Note Guarantees in the case of a merger or consolidation or sale of all or substantially all of Landry’s or such Guarantor’s assets, as applicable;

(4) to make any change that would provide any additional rights or benefits to the holders of Notes or that does not materially adversely affect the legal rights of any such holder under the indenture, the Notes, the Note Guarantees or the Collateral Agreements; provided that Landry’s delivers to the trustee an opinion of outside counsel stating that this clause (4) has been satisfied;

(5) to conform the text of the indenture, the Notes, the Note Guarantees or the Collateral Agreements to any provision of this Description of the Exchange Notes to the extent that such provision in this Description of the Exchange Notes was intended to be a verbatim recitation of a provision of the indenture, the Notes, the Note Guarantees or the Collateral Agreements;

(6) to provide for the issuance of additional Notes in accordance with the limitations set forth in the indenture as of the Issue Date or the most recent amendment or supplement thereto approved pursuant to the terms of the indenture;

(7) to allow any Guarantor to execute a supplemental indenture and/or a Note Guarantee with respect to the Notes; or

(8) in connection with any addition or release of Collateral permitted under the terms of the indenture or the Collateral Agreements.

Satisfaction and Discharge

The indenture will be discharged and will cease to be of further effect as to all Notes issued thereunder, when:

(1) either:

(a) all Notes that have been authenticated, except lost, stolen or destroyed Notes that have been replaced or paid and Notes for whose payment money has been deposited in trust and thereafter repaid to Landry’s, have been delivered to the trustee for cancellation; or

(b) all Notes that have not been delivered to the trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year and Landry’s or any Guarantor has irrevocably deposited or caused to be deposited with the trustee as trust funds in trust solely for the benefit of the holders, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient, without consideration of any reinvestment of interest, to pay and discharge the entire Indebtedness on the Notes not delivered to the trustee for cancellation for principal, interest and premium and Liquidated Damages, if any, to the date of maturity or redemption;

(2) no Default or Event of Default has occurred and is continuing on the date of the deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which Landry’s or any Guarantor is a party or by which Landry’s or any Guarantor is bound;

(3) Landry’s or any Guarantor has paid or caused to be paid all sums payable by it under the indenture; and

(4) Landry’s has delivered irrevocable instructions to the trustee under the indenture to apply the deposited money toward the payment of the Notes at maturity or on the redemption date, as the case may be.

In addition, Landry’s must deliver an officers’ certificate and an opinion of counsel to the trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Governing Law

The indenture provides that the indenture, the Notes and the Note Guarantees will be governed by the laws of the State of New York.

Concerning the Trustee

If the trustee becomes a creditor of Landry’s or any Guarantor, the indenture limits the right of the trustee to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the SEC for permission to continue as trustee (if the indenture has been qualified under the Trust Indenture Act) or resign.

The holders of a majority in aggregate principal amount of the then outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain exceptions. The indenture provides that in case an Event of Default occurs and is continuing, the trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of Notes, unless such holder has offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense.

Additional Information

Anyone who receives this prospectus may obtain a copy of the indenture or the Registration Rights Agreement without charge by writing to Landry’s Restaurants, Inc., 1510 West Loop South, Houston, Texas 77027, Attention: General Counsel.

Book-Entry, Delivery and Form

The existing notes were, and any exchange notes issued in exchange for existing notes tendered pursuant to DTC’s ATOP procedures will be, issued in the form of one or more fully registered global certificates (the “Global Notes”). The Global Notes will be deposited upon issuance with the Trustee as custodian for The Depository Trust Company (“DTC”), in New York, New York, and registered in the name of DTC or its nominee, in each case for credit to an account of a direct or indirect participant in DTC as described below.

Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Notes may not be exchanged for Notes in certificated form except in the limited circumstances described below. See “— Exchange of Global Notes for Certificated Notes.” Except in the limited circumstances described below, owners of beneficial interests in the Global Notes will not be entitled to receive physical delivery of Notes in certificated form.

Except as set forth below, Notes will be issued in registered, global form in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof. Notes will be issued at the closing of this exchange offer only against payment in immediately available funds.

Depository Procedures

The following description of the operations and procedures of DTC, Euroclear and Clearstream are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. Landry’s takes no responsibility for these operations and procedures and urges investors to contact the system or their participants directly to discuss these matters.

DTC has advised Landry’s that DTC is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the “Participants”) and to facilitate the clearance and settlement of transactions in those securities between Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers (including the initial purchaser), banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the “Indirect Participants”). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.

DTC has also advised Landry’s that, pursuant to procedures established by it:

(1) upon deposit of the Global Notes, DTC will credit the accounts of Participants designated by the initial purchaser with portions of the principal amount of the Global Notes; and

(2) ownership of these interests in the Global Notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interest in the Global Notes).

Investors in the Global Notes who are Participants in DTC’s system may hold their interests therein directly through DTC. Investors in the Global Notes who are not Participants may hold their interests therein indirectly through organizations (including Euroclear and Clearstream) which are Participants in such system. All interests in a Global Note, including those held through Euroclear or Clearstream, may be subject to the procedures and requirements of DTC. Those interests held through Euroclear or Clearstream may also be subject to the procedures and requirements of such systems. The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Note to such persons will be limited to that extent. Because DTC can act only on behalf of Participants, which in turn act on behalf of Indirect Participants, the ability of a person having beneficial interests in a Global Note to pledge such interests to persons that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

Except as described below, owners of interests in the Global Notes will not have Notes registered in their names, will not receive physical delivery of Notes in certificated form and will not be considered the registered owners or “holders” thereof under the Indenture for any purpose.

Payments in respect of the principal of, and interest and premium on a Global Note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered holder under the Indenture. Under the terms of the indenture, Landry’s and the Trustee will treat the persons in whose names the Notes, including the

Global Notes, are registered as the owners thereof for the purpose of receiving payments and for all other purposes. Consequently, neither Landry’s, the Trustee nor any agent of Landry’s or the Trustee has or will have any responsibility or liability for:

(1) any aspect of DTC’s records or any Participant’s or Indirect Participant’s records relating to or payments made on account of beneficial ownership interest in the Global Notes or for maintaining, supervising or reviewing any of DTC’s records or any Participant’s or Indirect Participant’s records relating to the beneficial ownership interests in the Global Notes; or

(2) any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants.

DTC has advised Landry’s that its current practice, upon receipt of any payment in respect of securities such as the Notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date unless DTC has reason to believe it will not receive payment on such payment date. Each relevant Participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the Participants and the Indirect Participants to the beneficial owners of Notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the Trustee or Landry’s. Neither Landry’s nor the Trustee will be liable for any delay by DTC or any of its Participants in identifying the beneficial owners of the Notes, and Landry’s and the Trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

Transfers between Participants in DTC will be effected in accordance with DTC’s procedures, and will be settled in same-day funds, and transfers between participants in Euroclear and Clearstream will be effected in accordance with their respective rules and operating procedures.

Subject to compliance with the transfer restrictions applicable to the Notes described herein, crossmarket transfers between the Participants in DTC, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of Euroclear or Clearstream, as the case may be, by its respective depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant Global Note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositories for Euroclear or Clearstream.

DTC has advised Landry’s that it will take any action permitted to be taken by a holder of Notes only at the direction of one or more Participants to whose account DTC has credited the interests in the Global Notes and only in respect of such portion of the aggregate principal amount of the Notes as to which such Participant or Participants has or have given such direction. However, if there is an Event of Default under the Notes, DTC reserves the right to exchange the Global Notes for legended notes in certificated form, and to distribute such notes to its Participants.

Although DTC, Euroclear and Clearstream have agreed to the foregoing procedures to facilitate transfers of interests in the Global Notes among participants in DTC, Euroclear and Clearstream, they are under no obligation to perform or to continue to perform such procedures, and may discontinue such procedures at any time. Neither Landry’s nor the Trustee nor any of their respective agents will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Exchange of Global Notes for Certificated Notes

A Global Note is exchangeable for definitive notes in registered certificated form (“Certificated Notes”) if:

(1) DTC (a) notifies Landry’s that it is unwilling or unable to continue as depositary for the Global Notes and Landry’s fails to appoint a successor depositary within 90 days or (b) has ceased to be a clearing agency registered under the Exchange Act;

(2) there shall have occurred and be continuing a Default or Event of Default with respect to the Notes; or

(3) Landry’s, at its option, notifies the Trustee in writing that it elects to cause the issuance of the Certificated Notes (provided that Landry’s understands that under current industry practices, DTC would notify Participants of Landry’s determination in this clause (3), but would only withdraw beneficial interests from a Global Note at the request of Participants).

In addition, beneficial interests in a Global Note may be exchanged for Certificated Notes upon prior written notice given to the Trustee by or on behalf of DTC in accordance with the Indenture. In all cases, Certificated Notes delivered in exchange for any Global Note or beneficial interests in Global Notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures).

Exchange of Certificated Notes for Global Notes

Certificated Notes may not be exchanged for beneficial interests in any Global Note unless the transferor first delivers to the Trustee a written certificate (in the form provided in the Indenture) to the effect that such transfer will comply with the appropriate transfer restrictions applicable to such notes.

Same Day Settlement and Payment

Landry’s will make payments in respect of the Notes represented by the Global Notes (including principal, premium, if any, and interest) by wire transfer of immediately available funds to the accounts specified by the Global Note holder. Landry’s will make all payments of principal, interest and premium with respect to Certificated Notes by wire transfer of immediately available funds to the accounts specified by the holders thereof or, if no such account is specified, by mailing a check to each such holder’s registered address. The Notes represented by the Global Notes are expected to trade in DTC’s Same-Day Funds Settlement System, and any permitted secondary market trading activity in such Notes will, therefore, be required by DTC to be settled in immediately available funds. Landry’s expects that secondary trading in any Certificated Notes will also be settled in immediately available funds.

Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a Global Note from a Participant in DTC will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream) immediately following the settlement date of DTC. DTC has advised Landry’s that cash received in Euroclear or Clearstream as a result of sales of interests in a Global Note by or through a Euroclear or Clearstream participant to a Participant in DTC will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC’s settlement date.

Certain Definitions

Set forth below are certain defined terms used in the indenture. Reference is made to the indenture for a full disclosure of all defined terms used therein, as well as any other capitalized terms used herein for which no definition is provided.

“Acquired Debt” means, with respect to any specified Person:

(1) Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Subsidiary of such specified Person (regardless of the form of the applicable transaction by which such Person became a Subsidiary) or expressly assumed in connection with the acquisition of assets from any such Person, whether or not such Indebtedness is incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Restricted Subsidiary of, such specified Person or whether such Indebtedness being incurred is in connection with the acquisition of assets; and

(2) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

Acquired Debt will be deemed to be incurred on the date the acquired Person becomes a Subsidiary or the date of the related acquisition of assets from such Person.

“Adjusted Leverage Ratio” means with respect to any specified Person as of any date of determination, the ratio of (a) the sum of (i) the total debt of such Person as of such date of determination plus (ii) eight times the consolidated rent expense of such Person for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding such date of determination, to (b) the sum of (i) the Consolidated Cash Flow of such Person for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding such date of determination, plus (ii) the consolidated rent expense of such Person for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding such date of determination.

For purposes of calculating the Adjusted Leverage Ratio:

(1) acquisitions that have been made by the specified Person or any of its Restricted Subsidiaries, including through mergers or consolidations, or any Person or any of its Restricted Subsidiaries acquired by the specified Person or any of its Restricted Subsidiaries, and including any related financing transactions and including increases in ownership of Restricted Subsidiaries, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date will be given pro forma effect (including Pro Forma Cost Savings and giving effect to all repayments of Indebtedness made in connection with the transaction requiring calculation of the Adjusted Leverage Ratio) as if they had occurred on the first day of the four-quarter reference period;

(2) the Consolidated Cash Flow and rent expense attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses (and ownership interests therein) disposed of prior to the Calculation Date, will be excluded;

(3) any Person that is a Restricted Subsidiary on the Calculation Date will be deemed to have been a Restricted Subsidiary at all times during such four-quarter period; and

(4) any Person that is not a Restricted Subsidiary on the Calculation Date will be deemed not to have been a Restricted Subsidiary at any time during such four-quarter period.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control,” as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided that beneficial ownership of 10% or more of the Voting Stock of a Person will be deemed to be control. For purposes of this definition, the terms “controlling,” “controlled by” and “under common control with” have correlative meanings.

“Asset Sale” means:

(1) the sale, lease, conveyance or other disposition of any assets or rights; provided that the sale, lease, conveyance or other disposition of all or substantially all of the assets of Landry’s and its Restricted Subsidiaries taken as a whole will be governed by the provisions of the indenture described above under the caption “— Repurchase at the Option of Holders — Change of Control” and/or the provisions described above under the caption “— Certain Covenants — Merger, Consolidation or Sale of Assets” and not by the provisions of the Asset Sale covenant; and

(2) the issuance of Equity Interests in any of Landry’s Restricted Subsidiaries or the sale of Equity Interests in any of its Restricted Subsidiaries.

Notwithstanding the preceding, none of the following items will be deemed to be an Asset Sale:

(1) any single transaction or series of related transactions that involves assets having a Fair Market Value of less than $2.0 million;

(2) a transfer of assets (including Equity Interests of Restricted Subsidiaries) between or among Landry’s and its Restricted Subsidiaries;

(3) an issuance of Equity Interests by a Restricted Subsidiary of Landry’s to Landry’s or to a Restricted Subsidiary of Landry’s;

(4) the sale, disposition or lease of products, inventory, services or accounts receivable in the ordinary course of business, and any sale or other disposition of damaged, worn-out or obsolete assets in the ordinary course of business;

(5) the sale or other disposition of cash or Cash Equivalents;

(6) a Restricted Payment that does not violate the covenant described above under the caption “— Certain Covenants — Restricted Payments” or a Permitted Investment;

(7) any sale or disposition deemed to occur in connection with the granting or creating of a Permitted Lien; and

(8) any sale or disposition of assets in connection with a sale-leaseback transaction consummated within 180 days of the acquisition or the substantial completion of construction of such assets, provided that the funding of such acquisition or construction was not financed with the Net Proceeds of an Asset Sale.

“Asset Sale Offer” has the meaning set forth above under the caption “— Repurchase at the Option of Holders — Asset Sales.”

“Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular “person” (as that term is used in Section 13(d)(3) of the Exchange Act), such “person” will be deemed to have beneficial ownership of all securities that such “person” has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only after the passage of time. The terms “Beneficially Owns” and “Beneficially Owned” have a corresponding meaning.

“Board of Directors” means:

(1) with respect to a corporation, the board of directors of the corporation or any committee thereof duly authorized to act on behalf of such board;

(2) with respect to a partnership, the board of directors of the general partner of the partnership;

(3) with respect to a limited liability company, the managing member or members or any controlling committee of managing members thereof; and

(4) with respect to any other Person, the board or committee of such Person serving a similar function.

“Capital Lease Obligation” means, at the time any determination is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet prepared in accordance with GAAP, and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be prepaid by the lessee without payment of a penalty.

“Capital Stock” means:

(1) in the case of a corporation, corporate stock;

(2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3) in the case of a partnership or limited liability company, partnership interests (whether general or limited) or membership interests; and

(4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person, but excluding from all of the foregoing any debt securities convertible into Capital Stock, whether or not such debt securities include any right of participation with Capital Stock.

“Cash Equivalents” means:

(1) United States dollars;

(2) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality of the United States government (provided that the full faith and credit of the United States is pledged in support of those securities) having maturities of not more than 365 days from the date of acquisition;

(3) certificates of deposit and eurodollar time deposits with maturities of six months or less from the date of acquisition, bankers’ acceptances with maturities not exceeding six months and overnight bank deposits, in each case, with any domestic commercial bank having capital and surplus in excess of $250.0 million;

(4) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

(5) commercial paper having one of the two highest ratings obtainable from Moody’s or S&P and, in each case, maturing within six months after the date of acquisition; and

(6) money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (5) of this definition.

“CFC Subsidiary” means any Subsidiary that is a “controlled foreign corporation” within the meaning of Section 957 of the Internal Revenue Code of 1986, as amended.

“Change of Control” means the occurrence of any of the following:

(1) the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of Landry’s and its Restricted Subsidiaries taken as a whole to any “person” (as that term is used in Section 13(d) of the Exchange Act) other than a Permitted Holder;

(2) the adoption of a plan relating to the liquidation or dissolution of Landry’s;

(3) the consummation of the first transaction (including, without limitation, any merger or consolidation) the result of which is that any “person” (as defined above) other than a Permitted Holder becomes the Beneficial Owner, directly or indirectly, of more of the Voting Stock of Landry’s (measured by voting power rather than number of shares) than is at the time Beneficially Owned by the Permitted Holders in the aggregate; or

(4) the first day on which a majority of the members of the Board of Directors of Landry’s are not Continuing Directors (provided that if the Going Private Transactions are consummated, this clause (4) shall not be applicable unless and until Landry’s or any direct or indirect parent of Landry’s has consummated an initial public offering).

“Change of Control Offer” has the meaning set forth above under the caption “— Repurchase at the Option of Holders — Change of Control.”

“Collateral” shall mean collateral as such term is defined in the Security Agreement, all property mortgaged under the Mortgages and any other property, whether now owned or hereafter acquired, upon which a Lien securing the Obligations under the indenture, the Collateral Agreements, the Notes and the Note Guarantees is granted or purported to be granted under any Collateral Agreement; provided, however, that “Collateral” shall not include any Excluded Collateral.

“Collateral Agreements” means, collectively, the Intercreditor Agreement, the Security Agreement, the Pledge Agreement, each Mortgage and each other instrument creating Liens in favor of the trustee as required by the indenture, in each case, as the same may be in force from time to time.

“Consolidated Cash Flow” means, with respect to any specified Person for any period, the Consolidated Net Income of such Person for such period plus, without duplication:

(1) an amount equal to any extraordinary loss plus any net loss realized by such Person or any of its Restricted Subsidiaries in connection with an Asset Sale, to the extent such losses were deducted in computing such Consolidated Net Income; plus

(2) provision for taxes based on income or profits of such Person and its Restricted Subsidiaries for such period, to the extent that such provision for taxes was deducted in computing such Consolidated Net Income; plus

(3) the Fixed Charges of such Person and its Restricted Subsidiaries for such period, plus, to the extent not included in Fixed Charges, amortization or write-off of debt issuance costs and original issue discount, in each case to the extent such amounts were deducted in computing such Consolidated Net Income; plus

(4) depreciation, amortization (including amortization of goodwill and other intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash expenses (excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period) of such Person and its Restricted Subsidiaries for such period to the extent that such depreciation, amortization and other non-cash expenses were deducted in computing such Consolidated Net Income; plus

(5) pre-opening expenses related to the opening of new restaurants; minus

(6) non-cash items increasing such Consolidated Net Income for such period, other than the accrual of revenue in the ordinary course of business; minus

(7) any amount of net gain in excess of $5.0 million realized by such Person or any of its Restricted Subsidiaries during such period in connection with Asset Sales, whether or not in the ordinary course of business, to the extent such net gain was included in computing such Consolidated Net Income, in each case, on a consolidated basis and determined in accordance with GAAP.

Notwithstanding the preceding, the provision for taxes based on the income or profits of, and the depreciation, amortization and other non-cash expenses of, a Restricted Subsidiary of Landry’s will be added to Consolidated Net Income to compute Consolidated Cash Flow of Landry’s only to the extent that a corresponding amount would be permitted at the date of determination to be dividended to Landry’s by such Restricted Subsidiary without prior governmental approval (that has not been obtained), and without direct or indirect restriction pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to that Restricted Subsidiary or its stockholders.

“Consolidated Net Income” means, with respect to any specified Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP, minus Permitted Tax Distributions with respect to such Net Income, provided that:

(1) the Net Income of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting will be included only to the extent of the amount of dividends or similar distributions paid in cash to the specified Person or a Restricted Subsidiary of the Person;

(2) the Net Income of any Restricted Subsidiary will be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders;

(3) the cumulative effect of a change in accounting principles will be excluded; and

(4) notwithstanding clause (1) above, the Net Income of any Unrestricted Subsidiary will be excluded, whether or not distributed to the specified Person or one of its Subsidiaries.

“Consolidated Net Tangible Assets” means, with respect to any Person, all amounts that would be shown as assets on a consolidated balance sheet of such Person and its Restricted Subsidiaries prepared in accordance with GAAP, less the amount thereof constituting goodwill and other intangible assets as calculated in accordance with GAAP.

“Continuing Directors” means, as of any date of determination, any member of the Board of Directors of Landry’s who:

(1) was a member of such Board of Directors on the Issue Date;

(2) following the consummation of the Going Private Transactions, was a member of such Board of Directors on the date of an initial public offering of Landry’s or any direct or indirect parent of Landry’s; or

(3) was nominated for election, elected or appointed to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board of Directors at the time of such nomination or election.

“Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

“Disqualified Stock” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case, at the option of the holder of the Capital Stock), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder of the Capital Stock, in whole or in part, on or prior to the date that is 91 days after the date on which the Notes mature. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders of the Capital Stock have the right to require Landry’s to repurchase such Capital Stock upon the occurrence of a change of control or an asset sale will not constitute Disqualified Stock if the terms of such Capital Stock provide that Landry’s may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under the caption “— Certain Covenants — Restricted Payments.” The amount of Disqualified Stock deemed to be outstanding at any time for purposes of the indenture will be the maximum amount that Landry’s and its Restricted Subsidiaries may become obligated to pay upon the maturity of, or pursuant to any mandatory redemption provisions of, such Disqualified Stock, exclusive of accrued dividends.

“Domestic Restricted Subsidiary” means any Restricted Subsidiary of Landry’s that was formed under the laws of the United States or any state of the United States or the District of Columbia or that guarantees or otherwise provides direct credit support for any Indebtedness of Landry’s.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Existing Indebtedness” means Indebtedness of Landry’s and its Subsidiaries (other than Indebtedness under the Senior Secured Credit Facility) in existence on the Issue Date, until such amounts are repaid.

“Fair Market Value” means the value that would be paid by a willing buyer to an unaffiliated willing seller in a transaction not involving distress or necessity of either party, determined in good faith by the Board of Directors of Landry’s (unless otherwise provided in the indenture).

“First Priority Agent” means the Administrative Agent and any successor designated as such by the holders of First Priority Claims.

“First Priority Cash Management Obligations” means all obligations of Landry’s and the Guarantors in respect of overdrafts and related liabilities owed to any other Person that arise from treasury, depositary or cash management services, including in connection with any automated clearing house transfers of funds, or any similar transactions, secured by any assets constituting Collateral under the documents that secure Obligations under the Senior Secured Credit Facility.

“First Priority Claims” means (a) Indebtedness under the Senior Secured Credit Facility permitted pursuant to clause (1) of the definition of the term “Permitted Debt,” (b) First Priority Cash Management Obligations and First Priority Hedging Obligations, and (c) all other Obligations under the documents relating to Indebtedness described in clauses (a) and (b) above.

“First Priority Hedging Obligations” means all Hedging Obligations secured by any assets constituting Collateral under the documents that secure Obligations under the Senior Secured Credit Facility.

“Fixed Charge Coverage Ratio” means with respect to any specified Person for any period, the ratio of the Consolidated Cash Flow of such Person for such period to the Fixed Charges of such Person for such period. In the event that the specified Person or any of its Restricted Subsidiaries incurs, assumes, guarantees, repays, repurchases, redeems, defeases or otherwise discharges any Indebtedness (other than ordinary revolving credit borrowings) or issues, repurchases or redeems preferred stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated and on or prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Calculation Date”), then the Fixed Charge Coverage Ratio will be calculated giving pro forma effect to such incurrence, assumption, Guarantee, repayment, repurchase, redemption, defeasance or other discharge of Indebtedness, or such issuance, repurchase or redemption of preferred stock, and the use of the proceeds therefrom, as if the same had occurred at the beginning of the applicable four-quarter reference period.

In addition, for purposes of calculating the Fixed Charge Coverage Ratio:

(1) acquisitions that have been made by the specified Person or any of its Restricted Subsidiaries, including through mergers or consolidations, or any Person or any of its Restricted Subsidiaries acquired by the specified Person or any of its Restricted Subsidiaries, and including any related financing transactions and including increases in ownership of Restricted Subsidiaries, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date will be given pro forma effect (including Pro Forma Cost Savings) as if they had occurred on the first day of the four-quarter reference period;

(2) the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses (and ownership interests therein) disposed of prior to the Calculation Date, will be excluded;

(3) the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses (and ownership interests therein) disposed of prior to the Calculation Date, will be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the specified Person or any of its Restricted Subsidiaries following the Calculation Date;

(4) any Person that is a Restricted Subsidiary on the Calculation Date will be deemed to have been a Restricted Subsidiary at all times during such four-quarter period;

(5) any Person that is not a Restricted Subsidiary on the Calculation Date will be deemed not to have been a Restricted Subsidiary at any time during such four-quarter period; and

(6) if any Indebtedness bears a floating rate of interest, the interest expense on such Indebtedness will be calculated as if the rate in effect on the Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligation applicable to such Indebtedness if such Hedging Obligation has a remaining term as at the Calculation Date in excess of 12 months).

“Fixed Charges” means, with respect to any specified Person for any period, the sum, without duplication, of:

(1) the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued, including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings, and net of the effect of all payments made or received pursuant to Hedging Obligations in respect of interest rates, but excluding any write off of debt issuance costs resulting from this offering and the use of the proceeds therefrom, and amortization of debt issuance costs and original issue discount incurred on the Issue Date or in connection with the Senior Secured Credit Facility; plus

(2) the consolidated interest expense of such Person and its Restricted Subsidiaries that was capitalized during such period; plus

(3) any interest on Indebtedness of another Person that is guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries, whether or not such Guarantee or Lien is called upon; plus

(4) the product of (a) all dividends, whether paid or accrued and whether or not in cash, on any series of Disqualified Stock of such Person or any of its Restricted Subsidiaries, other than dividends on Equity Interests payable solely in Equity Interests of Landry’s (other than Disqualified Stock) or to Landry’s or a Restricted Subsidiary of Landry’s, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, in each case, determined on a consolidated basis in accordance with GAAP.

“Flow Through Entity” means an entity that is treated as a partnership not taxable as a corporation, a grantor trust, a disregarded entity, an “S” corporation or a qualified subchapter “S” subsidiary for U.S. federal income tax purposes or subject to treatment on a comparable basis for purposes of state, local or foreign tax law.

“Foreign Restricted Subsidiary” means any Restricted Subsidiary of Landry’s that is not a Domestic Restricted Subsidiary.

“GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect on the Issue Date.

“Going Private Transactions” means the transactions contemplated by the Merger Agreement, which shall include (1) the contribution by the Permitted Holders to Landry’s common equity capital, or to the common equity capital of an acquisition vehicle that will be merged or consolidated with Landry’s or a parent of such an acquisition vehicle which results in an acquisition vehicle being merged or consolidated with Landry’s in connection with the Going Private Transactions, of not less than $40.0 million, and (2) the use of not more than $79.5 million of cash of Landry’s and its Restricted Subsidiaries to repurchase, redeem or otherwise retire Landry’s common stock not owned by the Permitted Holders.

“Guarantee” means a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take or pay or to maintain financial statement conditions or otherwise).

“Guarantors” means (1) each Domestic Restricted Subsidiary of Landry’s on the Issue Date and (2) each other Subsidiary of Landry’s that executes a Note Guarantee in accordance with the provisions of the indenture, in each case, together with their respective successors and assigns until the Note Guarantee of such Person has been released in accordance with the provisions of the indenture.

“Hedging Obligations” means, with respect to any specified Person, the obligations of such Person under:

(1) interest rate swap agreements (whether from fixed to floating or from floating to fixed), interest rate cap agreements and interest rate collar agreements;

(2) other agreements or arrangements designed to manage interest rates or interest rate risk; and

(3) other agreements or arrangements designed to protect such Person against fluctuations in currency exchange rates or commodity prices.

“Immaterial Subsidiary” means, as of any date, any Restricted Subsidiary whose total assets, as of that date, are less than $100,000 and whose total revenues for the most recent 12-month period do not exceed $100,000; provided that a Restricted Subsidiary will not be considered to be an Immaterial Subsidiary if it, directly or indirectly, guarantees or otherwise provides direct credit support for any Indebtedness of Landry’s.

“Indebtedness” means, with respect to any specified Person, any indebtedness of such Person (excluding accrued expenses and trade payables), whether or not contingent:

(1) in respect of borrowed money;

(2) evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof);

(3) in respect of banker’s acceptances;

(4) representing Capital Lease Obligations;

(5) representing the balance deferred and unpaid of the purchase price of any property or services due more than six months after such property is acquired or such services are completed; or

(6) representing any Hedging Obligations,

if and to the extent any of the preceding items (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of the specified Person prepared in accordance with GAAP. In addition, the term “Indebtedness” includes all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person) and, to the extent not otherwise included, the Guarantee by the specified Person of any Indebtedness of any other Person.

“Indenture Documents” means, collectively, the indenture, the Notes, the Note Guarantees and the Collateral Agreements.

“Intercreditor Agreement” means the Intercreditor Agreement entered into on the Issue Date among the First Priority Agent, the collateral agent, Landry’s and the Guarantors, as the same may be amended, supplemented or modified from time to time.

“Investments” means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the forms of loans (including Guarantees or other obligations), advances or capital contributions (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. If Landry’s or any Subsidiary of Landry’s sells or otherwise disposes of any Equity Interests of any direct or indirect Subsidiary of Landry’s such that, after giving effect to any such sale or disposition, such Person is no longer a Subsidiary of Landry’s, Landry’s will be deemed to have made an Investment on the date of any such sale or disposition equal to the Fair Market Value of Landry’s Investments in such Subsidiary that were not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described above under the caption “— Certain Covenants — Restricted Payments.” The acquisition by Landry’s or any Subsidiary of Landry’s of a Person that holds an Investment in a third Person will be deemed to be an Investment by Landry’s or such Subsidiary in such third Person in an amount equal to the Fair Market Value of the Investments held by the acquired Person in such third Person in an amount determined as provided in the final paragraph of the covenant described above under the caption “— Certain Covenants — Restricted Payments.” Except as otherwise provided in the indenture, the amount of an Investment will be determined at the time the Investment is made and without giving effect to subsequent changes in value.

“Issue Date” means the first date on which existing notes were issued under the indenture.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction.

“Liquidated Damages” means all liquidated damages then owing pursuant to the Registration Rights Agreement.

“Merger Agreement” means the Agreement and Plan of Merger, dated as of November 3, 2009, among Fertitta Group, Inc., Fertitta Merger Co., Tilman J. Fertitta and Landry’s.

“Mortgages” means the mortgages, deeds of trust, deeds to secure Indebtedness or other similar documents granting Liens on Landry’s and its Restricted Subsidiaries’ Premises to secure the Notes.

“Net Income” means, with respect to any specified Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however, (1) any gain, loss or non-cash charge or expense, together with any related provision for taxes on such gain or tax benefit for such loss or non-cash charge or expense, realized or recorded, as applicable, in connection with (a) any asset sale outside the ordinary course of business; (b) the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries or (c) any asset impairment or writedown required to be made in accordance with GAAP; and (2) any extraordinary gain or loss, together with any related provision for taxes on such extraordinary gain or tax benefit for such loss.

“Net Proceeds” means the aggregate cash proceeds received by Landry’s or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of (1) the direct costs relating to such Asset Sale, including, without limitation, legal, accounting and investment banking fees, sales commissions, rationalization and other relocation expenses incurred as a result of the Asset Sale, and taxes paid or payable as a result of the Asset Sale after taking into account any available tax credits or deductions and any tax sharing arrangements, (2) amounts required to be applied to the repayment of Indebtedness, other than Indebtedness under the Senior Secured Credit Facility, secured by a Lien on the asset or assets that were the subject of such Asset Sale, and (3) any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP.

“Non-Recourse Debt” means Indebtedness:

(1) as to which neither Landry’s nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (b) is directly or indirectly liable as a guarantor or otherwise, or (c) constitutes the lender; and

(2) no default with respect to which (including any rights that the holders of the Indebtedness may have to take enforcement action against an Unrestricted Subsidiary) would permit upon notice, lapse of time or both any holder of any other material Indebtedness of Landry’s or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment of the Indebtedness to be accelerated or payable prior to its Stated Maturity.

“Note Guarantee” means the Guarantee by each Guarantor of Landry’s obligations under the indenture and the Notes, executed pursuant to the provisions of the indenture.

“Obligations” means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

“Permitted Business” means a business in which Landry’s and its Restricted Subsidiaries were engaged on the Issue Date, as described in the prospectus, and any business related, ancillary or complementary thereto.

“Permitted Debt” has the meaning set forth above under the caption “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock.”

“Permitted Holders” means (1) Tilman J. Fertitta and (2) any Related Person of Tilman J. Fertitta.

“Permitted Investments” means:

(1) any Investment in Landry’s or in a Restricted Subsidiary of Landry’s that is a Guarantor;

(2) any Investment in Cash Equivalents;

(3) any Investment by Landry’s or any Restricted Subsidiary of Landry’s in a Person, if as a result of such Investment:

(a) such Person becomes a Restricted Subsidiary of Landry’s and a Guarantor; or

(b) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, Landry’s or a Restricted Subsidiary of Landry’s that is a Guarantor;

(4) any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption “— Repurchase at the Option of Holders — Asset Sales,” or from any sale or other disposition of assets that does not comprise an Asset Sale;

(5) any acquisition of assets or Capital Stock solely in exchange for the issuance of Equity Interests (other than Disqualified Stock) of Landry’s or its parent;

(6) any Investments received in compromise or resolution of, or upon foreclosure, perfection or enforcement of any Lien in favor of Landry’s or any of its Restricted Subsidiaries with respect to, (a) obligations of trade creditors or customers that were incurred in the ordinary course of business of Landry’s or any of its Restricted Subsidiaries, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer; or (b) litigation, arbitration or other disputes;

(7) Investments represented by Hedging Obligations;

(8) loans or advances to employees made in the ordinary course of business of Landry’s or any Restricted Subsidiary of Landry’s in an aggregate principal amount not to exceed $3.0 million at any one time outstanding;

(9) advances to customers or suppliers in the ordinary course of business that are recorded as accounts receivable, prepaid expenses or deposits on the balance sheet of Landry’s or its Restricted Subsidiaries and endorsements for collection or deposit arising in the ordinary course of business;

(10) Investments in or repurchases of the Notes;

(11) Investments consisting of expense reimbursement liabilities owed to or by Unrestricted Subsidiaries in an aggregate amount not to exceed $3.0 million at any one time outstanding;

(12) Investments received in connection with an acquisition or a Person or assets, provided that (a) such Investments were not made in connection with or in contemplation of such acquisition, and (b) the fair market value of such Investments does not exceed 25.0% of the purchase price for, or the fair market value of all assets obtained in, such acquisition;

(13) other Investments in an amount not to exceed the greater of $25.0 million and 2.5% of Landry’s Consolidated Net Tangible Assets, provided that no such Investments are made in the Golden Nugget Hotels and Casinos business or in the Subsidiaries of Landry’s that operated the Golden Nugget Hotels and Casinos business;

(14) Investment in joint ventures, provided that (a) Landry’s and its Restricted Subsidiaries own at least 40% of the aggregate Equity Interests of each such joint venture and (b) the aggregate amount of Investments made pursuant to this clause (14) does not exceed $12.5 million; and

(15) other Investments in an amount not to exceed $5.0 million in each calendar year; provided that any amounts not utilized in any such calendar year may be carried forward and utilized in a subsequent calendar year.

“Permitted Liens” means:

(1) Liens on assets of Landry’s or any of its Restricted Subsidiaries securing First Priority Claims that were permitted to be incurred pursuant to clause (1) of the definition of the term “Permitted Debt”;

(2) Liens on assets of Landry’s or any of its Restricted Subsidiaries securing other Indebtedness, which Liens may be First Priority Claims, provided that, (a) such other Indebtedness was permitted by the terms of the indenture to be incurred, and (b) Landry’s Senior Secured Leverage Ratio as of the date such Liens are incurred, created or granted would not have exceed 1.6 to 1, determined on a pro forma basis (including, if applicable, to give pro forma effect to the incurrence of such other Indebtedness and the application of the net proceeds therefrom, including Pro Forma Cost Savings);

(3) Liens in favor of Landry’s or the Guarantors;

(4) Liens on property of a Person existing at the time such Person is merged with or into or consolidated with Landry’s or any Subsidiary of Landry’s; provided that such Liens were in existence prior to the contemplation of such merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with Landry’s or the Subsidiary;

(5) Liens on property (including Capital Stock) existing at the time of acquisition of the property by Landry’s or any Subsidiary of Landry’s; provided that such Liens were in existence prior to, such acquisition, and not incurred in contemplation of, such acquisition;

(6) Liens to secure the performance of statutory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business;

(7) Liens to secure Indebtedness (including Capital Lease Obligations) permitted by clause (4), (8), (12) or (14) of the definition of the term “Permitted Debt” which, in the case of Indebtedness permitted by clause (4), (8) or (12) of the definition of “Permitted Debt,” covers assets acquired with or financed by such Indebtedness, provided that (a) in the case of personal property, such Lien attaches to such property concurrently with or within 60 days after the acquisition, construction or improvement thereof, and (b) in the case of any real property, any such Lien (i) shall attach to such property concurrently with or within 180 days after the acquisition, construction or improvement thereof, and (ii) may relate and extend to such real property and to any improvements to be constructed thereon;

(8) Liens existing on the Issue Date;

(9) Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded; provided that any reserve or other appropriate provision as is required in conformity with GAAP has been made therefor;

(10) Liens imposed by law, such as carriers’, warehousemen’s, landlord’s, materialmen’s, employees’, laborers’, repairmen’s and mechanics’ Liens, in each case, incurred in the ordinary course of business;

(11) survey exceptions, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real property that were not incurred in connection with Indebtedness and that do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

(12) Liens created for the benefit of (or to secure) the Notes (including any additional Notes) or the Note Guarantees, or any other Obligations under the indenture, the Notes, the Note Guarantees or the Collateral Agreements;

(13) Liens to secure any Permitted Refinancing Indebtedness permitted to be incurred under the indenture; provided, however, that:

(a) the new Lien is limited to all or part of the same property and assets that secured or, under the written agreements pursuant to which the original Lien arose, could secure the original Indebtedness (plus improvements and accessions to such property, or proceeds or distributions thereof); and

(b) the Indebtedness secured by the new Lien is not increased to any amount greater than the sum of (i) the outstanding principal amount, or, if greater, committed amount, of the original Indebtedness and (ii) an amount necessary to pay any fees and expenses, including premiums, related to such renewal, refunding, refinancing, replacement, defeasance or discharge;

(14) terminable or short-term leases or permits for occupancy, in each case entered into in the ordinary course of business, which leases or permits expressly grant to Landry’s or any Restricted Subsidiary the right to terminate them at any time on not more than six month’s notice and do not individually or in the aggregate interfere with the operation of the business of Landry’s or any Restricted Subsidiary or individually or in the aggregate impair the use (for its intended purpose) or the value of the property subject thereto;

(15) Liens resulting from operation of law with respect to any judgments, awards or orders to the extent such judgments, awards or orders do not cause or constitute an Event of Default;

(16) bankers’ Liens, rights of setoff and similar Liens existing solely with respect to cash and cash equivalents on deposit in one or more accounts maintained by Landry’s or any Restricted Subsidiary, in each case granted in the ordinary course of business in favor of the bank or banks with which such deposits are maintained, securing amounts owing to such bank with respect to cash management and operating account arrangements;

(17) Liens securing Permitted Debt of Foreign Restricted Subsidiaries;

(18) Liens on raw materials or on inventory as security for any drafts or bills of exchange drawn in connection with the importation of such raw materials or inventory;

(19) Liens in favor of banks that arise under Article 4 of the UCC on items in collection and documents relating thereto and proceeds thereof and Liens arising under Section 2-711 of the UCC;

(20) pledges or deposits by Landry’s or a Restricted Subsidiary under workers’ compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or United States government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import duties or for the payment of rent or deposits as security for the payment of insurance-related obligations (including, but not limited to, in respect of deductibles, self-insurance retention amounts and premiums and adjustments thereto), in each case incurred in the ordinary course of business;

(21) Liens occurring solely by the filing of a UCC financing statement, which filing has not been authorized by Landry’s or any Restricted Subsidiary, and Liens arising from precautionary filings of UCC financing statements in connection with operating leases or the consignment of goods;

(22) any obligations or duties affecting any property of Landry’s or any Restricted Subsidiary to any municipality or public authority with respect to any franchise, grant, license or permit that do not materially impair the use of such property for the purposes for which it is held;

(23) Liens encumbering deposits made to secure obligations arising from statutory, regulatory, contractual or warranty requirements;

(24) deposits, pledges or other Liens to secure obligations under purchase or sale agreements;

(25) Liens upon specific items of inventory or other goods and proceeds of Landry’s or its Restricted Subsidiaries to secure Landry’s or any such Restricted Subsidiary’s obligations in respect of bankers’ acceptances issued or created for the account of any such Person to facilitate the purchase, shipment or storage of such inventory or other goods in the ordinary course of business; and

(26) Liens securing reimbursement obligations with respect to commercial letters of credit which encumber documents and other assets relating to such letters of credit and products and proceeds thereof.

“Permitted Refinancing Indebtedness” means any Indebtedness of Landry’s or any of its Restricted Subsidiaries that amends, restates, modifies, supplements or extends, or that is issued in exchange for, or the net proceeds of which are used to renew, refund, refinance, replace, defease or discharge other Indebtedness of Landry’s or any of its Restricted Subsidiaries (other than intercompany Indebtedness); provided that:

(1) the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness extended, exchanged, renewed, refunded, refinanced, replaced, defeased or discharged (plus all accrued interest on the Indebtedness and the amount of all fees and expenses, including premiums, incurred in connection therewith);

(2) such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, exchanged, renewed, refunded, refinanced, replaced, defeased or discharged;

(3) if the Indebtedness being extended, exchanged, renewed, refunded, refinanced, replaced, defeased or discharged is subordinated in right of payment to the Notes, such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and is subordinated in right of payment to, the Notes on terms at least as favorable to the holders of Notes as those contained in the documentation governing the Indebtedness being extended, exchanged, renewed, refunded, refinanced, replaced, defeased or discharged; and

(4) such Indebtedness is incurred either by Landry’s or by the Restricted Subsidiary who is the obligor on the Indebtedness being extended, exchanged, renewed, refunded, refinanced, replaced, defeased or discharged.

“Permitted Tax Distributions” means:

(a) with respect to each tax year or portion thereof (including each calendar quarter) that any direct or indirect parent or Landry’s qualifies (or any predecessor in interest qualified) as a Flow Through Entity, the distribution by such parent or Landry’s, whichever entity is then the ultimate parent company, to the holders of Equity Interests of such parent or Landry’s, as the case may be, of an amount equal to the product of (x) the amount of aggregate net taxable income of such parent or Landry’s allocated or allocable to the holders of Equity Interests of such parent or Landry’s, as the case may be, for such period and (y) the Presumed Tax Rate for such period; provided that to the extent that the aggregate net taxable income of such parent or Landry’s for a taxable year actually reported to the holders of the Equity Interests is less than the aggregate net taxable income assumed in calculating such amounts for a taxable year, the holders of such Equity Interests shall return an amount equal to the product of such shortfall and the Presumed Tax Rate used in such calculations (the “Overpayment”) within 60 days of receiving a final reporting; if the holders of such Equity Interests fail to return such Overpayment, an amount equal to the Overpayment shall be deducted from the next scheduled Permitted Tax Distributions payable to such holders for later years; and

(b) if any such parent or Landry’s (whichever is then the ultimate parent company) is not a Flow Through Entity, the payment by such parent entity (or distribution by Landry’s to such parent) of the combined federal, state and local income taxes that would be paid by such entity if it were a separate Delaware corporation filing separate federal, state and local income tax returns with respect to its taxable income for such period (or, to the extent applicable because there are corporate subsidiaries, if it were the common parent of an affiliated group filing consolidated or combined returns with respect to the taxable income of such entity, Landry’s and Landry’s consolidated corporate subsidiaries for such period).

For purposes of such computation, it will be assumed that any net operating loss carryforwards or other carryforwards or tax attributes, such as alternative minimum tax carryforwards, that arise in any period will be available to offset taxable income payable in later years (regardless of any change in status as a Flow Through Entity); provided that such carryforwards or tax attributes will not be assumed to be available to offset income of a Flow Through Entity if they were created by an entity taxable as a C corporation for federal tax purposes. Notwithstanding anything to the contrary, for purposes of clause (b) above, the applicable taxable income or taxes shall not include taxable income or taxes resulting from any change in the status from a Flow Through Entity to an entity taxable as a corporation.

“Presumed Tax Rate” means the combined federal, state or local tax rates that are the highest net marginal federal, state and local income taxation rates payable by an individual resident of the State of Texas taking into account the allocable income and loss.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

“Pledge Agreement” means the Pledge Agreement, dated as of the Issue Date, made by Landry’s and the Guarantors in favor of the collateral agent, as amended or supplemented from time to time in accordance with its terms.

“Pro Forma Cost Savings” means, with respect to any period, the projected reductions in costs and expenses during such period that are to be implemented by the business that was the subject of any acquisition or disposition that are supportable and quantifiable by underlying accounting records of such business as if all such reductions in costs and expenses had been implemented at the beginning of such period.

“Pro Forma Leverage Ratio” means with respect to any specified Person as of any date of determination, the ratio of the total debt of such Person as of such date of determination to the Consolidated Cash Flow of such Person for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding such date of determination.

For purposes of calculating the Pro Forma Leverage Ratio:

(1) acquisitions that have been made by the specified Person or any of its Restricted Subsidiaries, including through mergers or consolidations, or any Person or any of its Restricted Subsidiaries acquired by the specified Person or any of its Restricted Subsidiaries, and including any related financing transactions and including increases in ownership of Restricted Subsidiaries, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date will be given pro forma effect (including Pro Forma Cost Savings and giving effect to all repayments of Indebtedness made in connection with the transaction requiring calculation of the Pro Forma Leverage Ratio) as if they had occurred on the first day of the four-quarter reference period;

(2) the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses (and ownership interests therein) disposed of prior to the Calculation Date, will be excluded;

(3) any Person that is a Restricted Subsidiary on the Calculation Date will be deemed to have been a Restricted Subsidiary at all times during such four-quarter period; and

(4) any Person that is not a Restricted Subsidiary on the Calculation Date will be deemed not to have been a Restricted Subsidiary at any time during such four-quarter period.

“Registration Rights Agreement” means the Registration Rights Agreement, dated as of the Issue Date, among Landry’s, the Guarantors and the initial purchasers, as the same may be amended or modified from time to time in accordance with the terms thereof.

“Related Person” means:

(1) any immediate family member or descendent of Tilman J. Fertitta, and the heirs, executors and administrators and beneficiaries of the estate of Tilman J. Fertitta or any such family member; or

(2) any trust, corporation, partnership, limited liability company or other entity, the beneficiaries, stockholders, partners, members, owners or Persons beneficially holding an 80% or more controlling interest of which consist of Tilman J. Fertitta or any Related Person identified in clause (1) above.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Payment” has the meaning set forth above under the caption “— Certain Covenants — Restricted Payments.”

“Restricted Subsidiary” of a Person means any Subsidiary of the referent Person that is not an Unrestricted Subsidiary.

“Security Agreement” means the Security Agreement, dated as of the Issue Date, made by Landry’s and the Guarantors in favor of the collateral agent, as amended or supplemented from time to time in accordance with its terms.

“Senior Secured Credit Facility” means that certain Credit Agreement in existence on the Issue Date by and among Landry’s, the lenders from time to time party thereto and Wells Fargo Capital Finance, LLC (formerly known as Wells Fargo Foothill, LLC), as administrative agent, including any related Notes, Guarantees, collateral documents, instruments and agreements executed in connection therewith, and, in each case, as amended, restated, modified, renewed, refunded, replaced (whether upon or after termination or otherwise and whether with the same or different lenders or agents) or refinanced (including by means of sales of debt securities to institutional investors) in whole or in part from time to time.

“Senior Secured Leverage Ratio” means with respect to any specified Person as of any date of determination, the ratio of the Total First Lien Debt of such Person as of such date of determination to the Consolidated Cash Flow of such Person for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding such date of determination.

For purposes of calculating the Senior Secured Leverage Ratio:

(1) acquisitions that have been made by the specified Person or any of its Restricted Subsidiaries, including through mergers or consolidations, or any Person or any of its Restricted Subsidiaries acquired by the specified Person or any of its Restricted Subsidiaries, and including any related financing transactions and including increases in ownership of Restricted Subsidiaries, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date will be given pro forma effect (including Pro Forma Cost Savings and giving effect to all repayments of Indebtedness made in connection with the transaction requiring calculation of the Senior Secured Leverage Ratio) as if they had occurred on the first day of the four-quarter reference period;

(2) the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses (and ownership interests therein) disposed of prior to the Calculation Date, will be excluded;

(3) any Person that is a Restricted Subsidiary on the Calculation Date will be deemed to have been a Restricted Subsidiary at all times during such four-quarter period; and

(4) any Person that is not a Restricted Subsidiary on the Calculation Date will be deemed not to have been a Restricted Subsidiary at any time during such four-quarter period.

“Significant Subsidiary” means any Subsidiary that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the Issue Date.

“Stated Maturity” means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which the payment of interest or principal was scheduled to be paid in the documentation governing such Indebtedness as of the Issue Date, and will not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

“Subsidiary” means, with respect to any specified Person:

(1) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency and after giving effect to any voting agreement or stockholders’ agreement that effectively transfers voting power) to vote in the election of directors, managers or trustees of the corporation, association or other business entity is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(2) any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are that Person or one or more Subsidiaries of that Person (or any combination thereof).

“Total First Lien Debt” means, as of any date of determination, the sum of (1) the total amount of Indebtedness that Landry’s and its Restricted Subsidiaries could incur pursuant to clause (1) of the definition of “Permitted Debt” (whether or not such Indebtedness is outstanding on such date of determination), plus (2) the total amount of Indebtedness of Landry’s and its Restricted Subsidiaries that is outstanding on such date of determination and that is secured by a Lien pursuant to clause (2) of the definition of “Permitted Liens.”

“Unrestricted Subsidiary” means any Subsidiary of Landry’s that is designated by the Board of Directors of Landry’s as an Unrestricted Subsidiary pursuant to a resolution of the Board of Directors, but only to the extent that such Subsidiary:

(1) has no Indebtedness other than Non-Recourse Debt;

(2) except as permitted by the covenant described above under the caption “— Certain Covenants — Transactions with Affiliates,” is not party to any agreement, contract, arrangement or understanding with Landry’s or any Restricted Subsidiary of Landry’s unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to Landry’s or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of Landry’s;

(3) is a Person with respect to which neither Landry’s nor any of its Restricted Subsidiaries has any direct or indirect obligation (a) to subscribe for additional Equity Interests or (b) to maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified levels of operating results; and

(4) has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of Landry’s or any of its Restricted Subsidiaries.

“Voting Stock” of any specified Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(1) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect of the Indebtedness, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

(2) the then outstanding principal amount of such Indebtedness.

REGISTRATION RIGHTS AGREEMENT

We and the subsidiary guarantors entered into a registration rights agreement with the original holders of the existing notes. The following summary of the provisions of the registration rights agreement relating to the existing notes does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the registration rights agreement relating to the existing notes, a copy of which we are filing with the SEC concurrently with the filing of this prospectus.

Pursuant to the registration rights agreement, we and the guarantors have agreed that, at our expense, for the benefit of the holders of the existing notes, we will:

•

by 90 days after the issue date, which we refer to as the filing date, file a registration statement with respect to a registered offer to exchange the existing notes for exchange notes, guaranteed on a senior secured basis by the guarantors, which exchange notes will have terms substantially identical in all material respect, to the existing notes (except that the exchange notes will not contain terms with respect to registration rights, transfer restrictions and liquidated damages);

•	use our best efforts to cause the exchange offer registration statement to be declared effective under the Securities Act within 150 days after the issue date, which we refer to as the effective date;

•	consummate the exchange offer contemplated by such registration statement within 30 business days after the effective date; and

•	under certain circumstances, file and use our best efforts to cause to become effective a shelf registration statement relating to the resale of the existing notes.

If the exchange offer registration statement is declared effective, we will offer the exchange notes (and the related guarantees) in exchange for surrender of the existing notes (and the related guarantees). We will keep the exchange offer open for not less than 20 business days (or longer if required by applicable law) after the date notice of the exchange offer is mailed to the holders. For each of the existing notes surrendered to us pursuant to the exchange offer, the holder who surrendered such existing note will receive an exchange note having a principal amount equal to that of the surrendered note. Interest on each exchange note will accrue:

(A) from the later of:

•	the last interest payment date on which interest was paid on the existing note surrendered in exchange therefor; or

•

if the existing note is surrendered for exchange on a date in a period which includes the record date for an interest payment date to occur on or after the date of such exchange and as to which interest will be paid, the date of such interest payment date; or

(B) if no interest has been paid on such note, from the issue date.

Under existing interpretations of the SEC contained in several no-action letters to third parties, the exchange notes (and the related guarantees) will be freely transferable by holders (other than our affiliates) after the exchange offer without further registration under the Securities Act. However, any purchaser of existing notes who is an affiliate of ours or who intends to participate in the exchange offer for the purpose of distributing the exchange notes, or any broker-dealer who purchased the existing notes from us to resell pursuant to Rule 144A or any other available exemption under the Securities Act, (i) will not be able to rely on the interpretation of the SEC in the above-mentioned no-action letters, (ii) will not be entitled to tender its existing notes in the exchange offer, and (iii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or transfer of the existing notes unless such sale or transfer is made pursuant to an exemption from such requirements. We do not intend to seek our own no-action letter and there can be no assurance that the SEC would make a similar determination with respect to the exchange notes as it has in no-action letters to third parties. Each holder of the existing notes that wishes to exchange its existing notes for exchange notes will be required to represent:

•	that any exchange notes to be received by it will be acquired in the ordinary course of its business;

•

that, at the time of the commencement of the exchange offer, it has no arrangement or understanding with any person to participate in the distribution (within the meaning of Securities Act) of the exchange notes in violation of the Securities Act;

•

that it is not our “affiliate” (as defined in Rule 405 promulgated under the Securities Act) or, if it is an affiliate, it will comply with any applicable registration and prospectus delivery requirements;

•	if such holder is not a broker-dealer, that it is not engaged in, and does not intend to engage in, the distribution of exchange notes; and

•

if such holder is a broker-dealer that will receive exchange notes for its own account in exchange for existing notes that were acquired as a result of market-making or other trading activities, that it will deliver a prospectus in connection with any resale of such exchange notes.

We will make available, during the period required by the Securities Act, a prospectus meeting the requirements of the Securities Act for use by any participating broker-dealer and other persons, if any, with similar prospectus delivery requirements for use in connection with any resale of exchange notes.

If:

•	because of any change in law or in currently prevailing interpretations of the SEC, we are not permitted to effect an exchange offer;

•	the exchange offer is not consummated within 30 business days from the date the exchange offer registration statement was declared effective;

•	in certain circumstances, certain holders of unregistered existing notes so request; or

•

in case (a) any holder is not permitted to participate in the exchange offer, (b) any holder does not receive exchange notes on the date of the exchange that may be sold without restriction under state and federal securities laws (other than due solely to the status of such holder as an affiliate of ours or within the meaning of the Securities Act) or (c) any broker-dealer holds existing notes acquired directly from us or one of our affiliates, then in each case, we will (i) promptly deliver to the holders and the trustee written notice thereof and (ii) at our sole expense, (a) as promptly as practicable, use our best efforts to file a shelf registration statement covering resales of the existing notes, and (b) use our best efforts to keep effective the shelf registration statement until the earlier of such time when the existing notes or exchange notes can be resold without limitation pursuant to Rule 144 of the Securities Act or two years after the issue date or such time as all of the applicable existing notes have been sold thereunder.

We will, in the event that a shelf registration statement relating to the existing notes is filed, provide to each holder copies of the prospectus that is a part of the shelf registration statement, notify each such holder when the shelf registration statement for the existing notes has become effective and take certain other actions as are required to permit unrestricted resales of the existing notes. A holder that sells existing notes pursuant to a shelf registration statement will be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the registration rights agreement that are applicable to such a holder (including certain indemnification rights and obligations).

Notwithstanding anything to the contrary in the registration rights agreement, upon notice to holders of the existing notes, we may suspend use of the prospectus included in any shelf registration statement for a period of time specified in the registration rights agreement (a “Blackout Period”) if our Board determines in good faith that (1) the disclosure of an event, occurrence or other item at such time could reasonably be expected to have a material adverse effect on our business, operations or prospects, or (2) the disclosure otherwise relates to a material business transaction which has not been publicly disclosed and that any such disclosure would jeopardize the success of the transaction or that disclosure of the transaction is prohibited pursuant to the terms thereof.

If we fail to meet the targets listed above, then liquidated damages shall become payable in respect of the existing notes as follows:

1. if (A) neither the exchange offer registration statement nor a shelf registration statement relating to the existing notes is filed with the SEC on or prior to the filing date or (B) notwithstanding that we have consummated or will consummate an exchange offer, we are required to file a shelf registration statement relating to the existing notes and such shelf registration statement is not filed on or prior to the date required by the registration rights agreement, then commencing on the day after either such required filing date, liquidated damages shall accrue on the principal amount of the existing notes affected thereby at a rate of 0.25% per annum for the first 90 days immediately following each such filing date, with such liquidated damages rate increasing by an additional 0.25% per annum at the beginning of each subsequent 90-day period;

2. if (A) the exchange offer registration statement relating to the existing notes is not declared effective by the SEC on or prior to the effective date or (B) notwithstanding that we have consummated or will consummate an exchange offer, we are required to file a shelf registration statement relating to the existing notes and such shelf registration statement is not declared effective by the SEC on or prior to the 90th day following the date such shelf registration statement was filed, then, commencing on the day after either such required effective date, liquidated damages shall accrue on the principal amount of the existing notes affected thereby at a rate of 0.25% per annum for the first 90 days immediately following such date, with such liquidated damages rate increasing by an additional 0.25% per annum at the beginning of each subsequent 90-day period; or

3. if (A) we have not exchanged the exchange notes for all existing notes validly tendered in accordance with the terms of the exchange offer on or prior to the date that is 30 business days from the date the exchange offer registration statement was required to be declared effective, (B) the exchange offer registration statement ceases to be effective at any time prior to the consummation of the exchange offer, or (C) if applicable, the shelf registration statement relating to the existing notes had been declared effective and such shelf registration statement ceases to be effective at any time prior to the earlier of the time when the existing notes or the exchange notes can be resold without limitation pursuant to Rule 144 of the Securities Act or the second anniversary of the issue date (other than during a Blackout Period or after such time as all existing notes have been disposed of thereunder), or (D) we issue a valid notice to suspend the use of the prospectus included in any shelf registration statement and such suspension, when taken together with all other suspensions, if any (but solely to the extent not concurrent), during any 12 month period that exceeds the period of time specified in the registration rights agreement, then liquidated damages shall accrue on the principal amount of the existing notes at a rate of 0.25% per annum for the first 90 days commencing on (x) the 31st day after such effective date, (in the case of (A) above), (y) the day such exchange offer registration statement or shelf registration statement ceases, as the case may be, to be effective (in the case of (B) or (C) above, as applicable), or (z) the day the prospectus in any shelf registration statement ceases to be usable (in the case of clause (D) above), with such liquidated damages rate increasing by an additional 0.25% per annum at the beginning of each subsequent 90-day period, provided, however, that liquidated damages will not accrue under more than one of the foregoing clauses (1), (2) or (3) at any one time; provided further, however, that the amount of liquidated damages accruing will not exceed 1.0% per annum; provided further, however, that (a) upon the filing of the exchange offer registration statement or a shelf registration statement (in the case of clause (1) above), (b) upon the effectiveness of the exchange offer registration statement or a shelf registration statement (in the case of clause (2) above), (c) upon the exchange of exchange notes for all existing notes tendered (in the case of clause (3)(A) above), or upon the effectiveness of the exchange offer registration statement or shelf registration statement, as the case may be, which had ceased to remain effective (in the case of clause (3)(B) or (3)(C) above) or (d) upon the day that the prospectus in a shelf registration statement the use of which was previously suspended may be used again (in the case of clause (3)(D) above), liquidated damages on the existing notes as a result of such clause, as the case may be, shall cease to accrue.

Any amounts of liquidated damages that have accrued pursuant to clause (1), (2) or (3) above will be payable in cash in arrears on the interest payment dates of the existing notes.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain material U.S. federal income tax considerations relating to the exchange of existing notes for exchange notes in the exchange offer. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed Treasury Regulations, revenue rulings, administrative interpretations and judicial decisions now in effect, all of which are subject to change possibly with retroactive effect. Except as specifically set forth herein, this summary deals only with notes held as capital assets within the meaning of Section 1221 of the Code. This summary does not purport to address all U.S. federal income tax considerations that may be relevant to holders in light of their particular circumstances or to holders subject to special tax rules, such as banks, insurance companies or other financial institutions, dealers in securities or foreign currencies, tax-exempt investors, holders subject to the U.S. federal alternative minimum tax, or persons holding the notes as part of a hedging transaction, straddle, conversion transaction, or other integrated transaction.

We have not sought and we do not expect to seek any ruling from the Internal Revenue Service (the “IRS”) or an opinion of counsel with respect to the statements made and the conclusions reached in the following summary. As such, there can be no assurance that the IRS will agree with such statements and conclusions. Thus, all persons that exchange existing notes for exchange notes in the exchange offer are urged to consult their own tax advisors with regard to the application of the U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or foreign jurisdiction.

The exchange of the existing notes for the exchange notes in the exchange offer will not constitute a taxable event or exchange for U.S. federal income tax purposes, and thus will have no U.S. federal income tax consequences to holders of existing notes. The exchange notes received pursuant to the exchange offer will be treated as a continuation of the existing notes. Consequently, there will be no change in a holder’s adjusted tax basis in the exchange notes, and the holder’s holding period in the exchange notes will be the same as that applicable to the existing notes. In addition, the U.S. federal income tax consequences of holding and disposing of the exchange notes will be the same as those applicable to the existing notes.

The preceding discussion of certain U.S. federal income tax considerations is not tax advice. Each prospective investor should consult its own tax advisor regarding the particular U.S. federal, state, local and foreign tax consequences of exchanging existing notes for, holding and disposing of exchange notes, including the consequences of any proposed change in applicable laws.

PLAN OF DISTRIBUTION

Each broker-dealer that receives exchange notes for its own account in the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. We have agreed that, during the period broker-dealers are required to deliver this prospectus, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for existing notes where such existing notes were acquired as a result of market-making or other trading activities.

We will not receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own account in the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of these methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account in the exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any such resale of exchange notes and any commissions or concessions received by any such persons may be considered underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is un “underwriter” within the meaning of the Securities Act.

During the 180 day period following the completion of this exchange offer, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer (including the expenses of one counsel for the holders of the existing notes), other than dealers’ and brokers’ discounts, commissions and counsel fees and will indemnify the holders of the existing notes, including any broker-dealers, against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

Certain legal matters in connection with the issuance of the exchange notes will be passed upon for us by our attorneys, Haynes and Boone, LLP, and as to certain of the guarantors, by Steven L. Scheinthal, Esq., Executive Vice President, General Counsel and Secretary of Landry’s Restaurants, Inc. Mr. Scheinthal is a director and officer of the issuer and substantially all of the guarantors.

INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

The audited financial statements incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Grant Thornton LLP, independent registered public accountants, as indicated in their report with respect thereto. In addition, Grant Thornton LLP also audited the Company’s internal control over financial reporting, as indicated in their report with respect thereto, which expresses an adverse opinion. Both reports have been incorporated by reference in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.